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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on January 24, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENTIUM S.p.A.
(Exact Name of Registrant as Specified in its Charter)

NOT APPLICABLE
(Translation of Registrant's Name into English)

Republic of Italy (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Piazza XX Settembre 2
22079 Villa Guardia (Como), Italy
+39 031 385111
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher J. Moore, Esq. Christopher M. Locke, Esq. Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 10103 (212) 506-5000 (Phone) (212) 506-5151 (Fax)	Ralph V. De Martino, Esq. Kathleen L. Cerveny, Esq. Dilworth Paxson LLP 1818 N Street N.W., Suite 400 Washington, D.C. 20036 (202) 452-0900 (Phone) (202) 452-0930 (Fax)

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offer price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value €1.00 per share	3,105,000(2)	$11.00	$34,155,000	$4,026

Representatives' Warrants(3)	270,000	$100	$100	(4)

Ordinary shares, par value €1.00 per share	270,000(5)	$13.20(6)	$3,564,000	$420

Totals			$37,719,100	$4,446

(1)
Estimated solely for the purpose of calculating the registration in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes 405,000 ordinary shares which the underwriters may purchase pursuant to over-allotment options.

(3)
In connection with the registrant's sale of the ordinary shares, the registrant is granting warrants to purchase 270,000 ordinary shares to the representatives of the several underwriters.

(4)
No fee due pursuant to Rule 457(g).

(5)
Reserved for issuance upon exercise of the representatives' warrants.

(6)
Exercise price of the representatives' warrants.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall after that become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 24, 2005

PRELIMINARY PROSPECTUS

2,700,000 SHARES

Ordinary shares

        Our company, Gentium S.p.A., is selling 2,700,000 ordinary shares. This is an initial public offering of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. The offering is being made on a firm commitment basis. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00.

        We have applied to have our ordinary shares listed on the American Stock Exchange under the symbol "GNM," subject to official notice of issuance.

        Our business and an investment in our ordinary shares involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 10 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

        The underwriters may also purchase up to 405,000 of our ordinary shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

        The underwriters expect to deliver the shares against payment in New York, New York on [                        ], 2005.

MAXIM GROUP LLC	I-BANKERS SECURITIES, INCORPORATED
[ ], 2005.

        [COLOR ARTWORK TO BE PROVIDED]

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Exchange Rate Information
Capitalization and Indebtedness
Dilution
Selected Financial Data
Operating and Financial Review and Prospects
Business
Management
Related Party Transactions
Principal Shareholders
Description Of Securities
Comparison Of Italian And Delaware Corporate Laws
Shares Eligible For Future Sale
Exchange Controls
Taxation
Underwriting
Legal Matters
Experts
Expenses Related To This Offering
Where You Can Find More Information
Service of Process and Enforcement of Judgments

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

        We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares and the distribution of the prospectus outside of the United States.

        Until [                        ], 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our ordinary shares, you should read the entire prospectus carefully, including the risk factors and financial statements and related notes included in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and no exercise of the underwriters' warrant to purchase our ordinary shares. Unless otherwise noted, all U.S. dollar amounts have been converted to the euro using the exchange rate of €1.00 per $1.33, as of January 12, 2005.

THE COMPANY

        We are a biopharmaceutical company focused on the discovery, research, development and manufacture of drugs for the treatment and prevention of a variety of vascular diseases and conditions related to cancer and cancer treatments. Our core area of expertise is drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA). In particular, we are developing our most advanced product candidates to target disorders and diseases of blood vessels caused by toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. We are also pursuing the use of these drugs to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation, a widely used cancer treatment to mitigate the effects of toxic cancer treatments. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We have also developed a formulation of the drug mesalazine for the treatment of inflammatory bowel disease.

        We were originally formed in 1993 as Pharma Research S.r.L., a private Italian company, to pursue research and development of pharmaceutical specialty products. We are part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970s. We and our predecessors have manufactured and marketed defibrotide in Italy for the treatment of deep vein thrombosis since 1986 and for both the treatment and prevention of all vascular disease with risk of thrombosis since 1993. Our manufacturing process was granted a U.S. patent and a European patent in 1991. In December 2000 we became a corporation and in July 2001 we changed our name to Gentium S.p.A. Beginning in 2002, we licensed the right to sell defibrotide for certain uses in Italy to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG, a large multinational pharmaceutical company.

        Building upon our extensive research and clinical experience with defibrotide in Europe, we are now developing it for additional uses, including the treatment and prevention of hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked, primarily as a result of toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. The Dana-Farber Cancer Institute at Harvard University completed an 88-patient Phase I/II clinical trial in the United States and is conducting a Phase II clinical trial in the United States in which more than 100 patients have been treated to date, and additional patients continue to be accepted for humanitarian reasons, for the use of our product defibrotide to treat a severe form of VOD with multiple-organ failure. VOD with multiple-organ failure is a potentially devastating complication with a mortality rate in excess of 80%. We believe that, currently, there is no drug approved by European regulators or the United States Food and Drug Administration, or FDA, for the treatment or prevention of VOD. In May 2003, the FDA designated defibrotide as an orphan drug for use in the treatment of VOD and made grants of approximately €394,748 ($525,000) to Dana-Farber supporting research for this use. We have supported this research with a grant of approximately €

368,230 ($380,000) to Dana-Farber. In July 2004, the European Commission granted us orphan medicinal product designation for the use of defibrotide in both the treatment and prevention of VOD. Under agreements with Dana-Farber, we are able to use data generated in the clinical trials they sponsor in seeking regulatory approvals.

        On December 6, 2004, the Dana-Farber investigator who is sponsoring the Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure presented the results of treatment of 115 of the patients to the American Society of Hematology. The presentation indicated that the survival rate after 100 days for the 101 patients for whom that information was available was approximately 41% with minimal adverse side effects as compared to the 80% fatality rate at 100 days historically associated with VOD with multiple-organ failure. Due to the historically high fatality rate and lack of treatments, we believe there is an immediate need for a drug for the treatment of VOD with multiple-organ failure. The FDA has a "fast track" designation program which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We therefore intend to apply to the FDA for fast track designation for defibrotide to treat VOD with multiple-organ failure. We also intend to continue development of this use of defibrotide in Europe. If we are successful in obtaining FDA approval and/or European regulatory approval for this initial use, we expect that the cash flows from operations generated by defibrotide will facilitate further development of and our ultimate goal of FDA and regulatory approval for other uses of defibrotide, including:

  •
  the prevention of all forms of VOD; and

  •
  to mobilize and increase the number of stem cells available for in patients' and donors' blood for subsequent stem cell transplantation.

        If we are successful in bringing these initial product candidates to market, we intend to use the cash flow from operations generated by them and our current products to continue to discover and develop additional uses of defibrotide, such as to prevent deep vein thrombosis in markets outside of Italy and to treat multiple myeloma, and to develop other drugs, such as oligotide (which we believe may protect against damage to blood vessel wall cells caused by a particular cancer treatment) and Gen 301 (which we believe may prevent and treat oral ulcers that often develop during and after cancer treatments). Some of these product candidates will be very expensive to develop, and we will need to either raise additional funds through debt and/or equity financings, or enter into strategic partnerships, or both, to complete these developments.

        Our strategy is to enter into collaborative and strategic agreements to assist us in the development, manufacturing and marketing of our products and product candidates. To date, we have licensed the right to market defibrotide in the United States, upon FDA approval, for the treatment of VOD to Sigma-Tau Industrie Farmaceutiche Riunite S.p.A, an Italy-based private pharmaceutical company that is the principal operating subsidiary of Finanziaria Sigma Tau S.p.A. Finanziaria reported 2003 revenues of €663 million. Its United States subsidiary, Sigma Tau Pharmaceuticals, Inc., markets drug treatments for rare conditions and diseases. We sold the rights to develop and sell our formulation of mesalazine in Canada and the United States, upon FDA approval, to Axcan Pharma, Inc., a specialty pharmaceutical company with offices in North America and Europe with reported revenues of $243.6 million in its fiscal 2004. Axcan reported that approximately 21% of these revenues were derived from the sales of formulations of mesalazine, which did not include our formulation of mesalazine since the FDA has not yet approved our formulation. We licensed the right to distribute mesalazine in Italy to Crinos, a subsidiary of Stada. Crinos also markets defibrotide in Italy for both the treatment and prevention of vascular disease with risk of thrombosis under a semi-exclusive license agreement with us. Stada reported 2003 revenues of €745 million We intend to continue to seek similar agreements with strategic partners as to other products and product candidates.

        We own a manufacturing facility near Como, Italy which currently produces defibrotide, calcium heparin and sulglicotide. During 2004, we temporarily suspended our production of most of these products for approximately eight months in order to complete an upgrade that cost approximately €7.2 million, which we believe will facilitate the FDA and European regulatory approval process for our product candidates and enable our future production. In anticipation of the renovations completed in 2004, we temporarily increased our production shifts and deliveries in 2003. As a result, period to period comparisons of our 2003 and 2004 revenues will be difficult.

COMPANY INFORMATION

        We were originally formed in 1993 as Pharma Research S.r.L., an Italian private limited company, to pursue research and development activities of prospective pharmaceutical specialty products. In December 2000, we changed from a private limited company to a corporation organized under the laws of the Republic of Italy. In July 2001 we changed our name to Gentium S.p.A. We are part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970's. Under our current bylaws, the duration of our company will expire on December 31, 2050. Our principal executive offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. Our telephone number is +39 031 385111. Our website is located at www.gentium.it. The information contained on our website is not part of this prospectus. Our registered agent for service of process is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, telephone number (212) 894-8940.

THE OFFERING

Ordinary shares we are offering	2,700,000 ordinary shares
Price per share	We currently estimate that the initial public offering price will be between €6.77 ($9.00) and €8.27 ($11.00) per ordinary share.
Over-allotment option	We have granted a 45-day option (commencing from the date of this prospectus) to the underwriters to purchase an additional 405,000 ordinary shares to cover over-allotments of ordinary shares.
Ordinary shares to be outstanding after the offering	7,700,000 ordinary shares, assuming none of the holders of our Series A senior convertible promissory notes elect to convert their notes into our ordinary shares (or 8,105,000 ordinary shares if the underwriters exercise their over-allotment option in full).
Use of proceeds	We estimate that the net proceeds of this offering will be approximately €17.2 million, or $22.9 million, based on an assumed initial offering price of approximately €7.52, or $10.00, per share, after deducting estimated underwriter discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering as follows:
• up to approximately €6,023,000, or $8,010,000, to repay debt owed the holders of our outstanding Series A senior convertible promissory notes;
• approximately €1,500,000 or $2,000,000, to repay debt owed to Sirton;
• approximately €6,329,000, or $8,420,000, to advance the clinical development of defibrotide for the treatment and prevention of VOD;
• approximately €1,200,000, or $1,600,000, for capital improvements to our facilities;
• approximately €1,200,000, or $1,600,000, to hire personnel to expand operations and decrease reliance on affiliates; and
• approximately €1,000,000, or $1,315,000, for working capital and general corporate purposes. See "Use of Proceeds."
Proposed American Stock Exchange symbol	We are applying to list our ordinary shares on the American Stock Exchange under the symbol "GNM."
Dividend policy	We do not intend to pay dividends on our ordinary shares in the foreseeable future. See "Dividend Policy."
Expected timing of this offering
Pricing	[ ], 2005

Trading	[ ], 2005
Lock-up	Our executive officers (other than Cary Grossman, our Chief Financial Officer), directors and current majority shareholder, FinSirton, have agreed with the underwriters to a lock-up of their ordinary shares for a period of 18 months after the effective date of the registration statement of which this prospectus forms a part, provided, however, that if the average price per share of the ordinary shares equals or exceeds 200% of the initial public offering price of the ordinary shares in this offering for a minimum of twenty continuous trading days, the ordinary shares may be released from the lock-up at the request of the holder. Our Chief Financial Officer, Cary Grossman, has agreed with the underwriters to a lock-up of his ordinary shares for a period of 365 days after the effective date of the registration statement of which this prospectus forms a part. The holders of our Series A senior convertible promissory notes and related warrants have agreed with the underwriters to a lock-up of shares for a period of 270 days after the effective date of the registration statement of which this prospectus forms a part. Our two other shareholders have agreed with the underwriters to a lock-up of their ordinary shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. The underwriters may release all or a portion of the shares from these lock-up agreements in their discretion. See "Underwriting."
  •
  The number of ordinary shares to be outstanding after this offering excludes:

  •
  889,990 ordinary shares issuable if all of our Series A senior convertible promissory notes are converted into our ordinary shares (based on an assumed initial offering price of €7.52 ($10.00) per share in this offering);

  •
  452,948 ordinary shares issuable upon exercise of our outstanding warrants issued in connection with the Series A senior convertible promissory notes;

  •
  85,000 ordinary shares issuable upon exercise of our outstanding options; and

  •
  1,475,000 ordinary shares available for future issuance under our existing equity incentive plans, including 767,000 ordinary shares issuable upon exercise of options that we intend to grant upon the consummation of this offering.

        Except where we state otherwise, the information we present in this prospectus assumes:

  •
  no exercise of share options granted to employees, consultants and contractors, and directors;

  •
  no exercise of the warrants issued with our Series A senior convertible promissory notes; and

  •
  no conversion of any of our outstanding Series A senior convertible promissory notes to ordinary shares following the closing of this offering.

        We have Italian, United States and international trademark rights in "Gentium" and Italian trademarks to "Pharma Research." We also have a number of patent registrations issued and pending in Italy, the United States and other countries. This prospectus also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

        This prospectus contains market data and industry forecasts that were obtained from industry publications.

SUMMARY FINANCIAL DATA

        The following tables summarize our financial data, prepared using U.S. generally accepted accounting principles, for the periods presented. You should read the following financial information together with the information under "Selected Financial Data," "Operating and Financial Review and Prospects," "Risk Factors" and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The summary financial data as of December 31, 2003 and September 30, 2004, and for each of the two years ended December 31, 2003 and the nine month period ended September 30, 2004, are derived from our audited financial statements included in this prospectus. The summary financial data for the year ended December 31, 2001 has been derived from our unaudited financial statements not included in this prospectus. The summary financial data as of and for the nine month period ended September 30, 2003 is derived from our unaudited financial statements included in this prospectus.

	For The Years Ended December 31,			For The Nine Month Period Ended September 30,
Statement of Operations Data:
	2001	2002	2003	2003	2004	2004(1)
	(000s omitted except per share data)
Revenues:
Sales	€6,459	€5,915	€6,532	€4,553	€1,962	$2,610
Cost of goods sold	2,531	2,135	2,435	1,793	1,453	1,932

Gross margin on product sales	3,928	3,781	4,097	2,760	509	678
Other income and revenues	5	391	1,913	490	501	665

Total gross margin	3,933	4,172	6,010	3,250	1,010	1,343
Operating costs and expenses:
Research and development	3,231	2,909	3,808	2,781	2,709	3,605
General and administrative	793	864	854	628	1,209	1,607
Depreciation and amortization	185	102	67	54	112	148

	4,209	3,875	4,729	3,463	4,030	5,360

Operating income (loss)	(276)	297	1,281	(213)	(3,020)	(4,017)
Other income (expense), net	7	195	6	(11)	68	90
Foreign currency exchange net gain		268	156	114	13	17
Interest expense	(154)	(105)	(77)	(35)	(65)	(85)

Pre-tax income (loss)	(423)	655	1,366	(145)	(3,004)	(3,995)
Income tax expense (benefit):
Current	145	128	243	73	48	64
Deferred	13	108	(84)	(12)	(28)	(37)

	158	236	159	61	20	27

Net income (loss)	€(581)	€419	€1,207	€(206)	€(3,024)	$(4,022)

Net income (loss) per share:
Basic and Diluted	€(0.12)	€0.08	€0.24	€(0.04)	€(0.60)	$(0.80)

(1)
This column is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

        The following table summarizes certain of our balance sheet data at September 30, 2004.

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the receipt of the estimated net proceeds from the sale of our Series A senior convertible promissory notes, after deducting placement fees and estimated offering expenses, a capital contribution of €1.6 million by our parent, FinSirton, and the use of the proceeds, as if we received all of the proceeds on September 30, 2004; and

  •
  on a pro forma basis as adjusted to reflect the receipt of the estimated net proceeds from the sale of the ordinary shares that we are offering, at an initial public offering price per share of €7.52, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the use of proceeds, as if the offering was completed on September 30, 2004.

        In the table below, we have assumed that all of our outstanding Series A senior convertible promissory notes are redeemed with the proceeds of the offering. If all of the holders of the notes elect to convert their notes into our ordinary shares, our pro forma, as adjusted balances of cash and working capital would be increased by €6,023,000 and our total assets and shareholders' equity would be increased by €5,391,000.

	Pro Forma Condensed Balance Sheet As of September 30, 2004
		Pro Forma Adjustments
	Historical (Audited)	Private Placement(a)	Public Offering(b)	Pro Forma(c)
	(000's omitted)
ASSETS
Cash and cash equivalents	€568	€2,339	€8,435	€11,342	$15,085
Receivables	401			401	530
Inventories	1,308			1,308	1,740
Prepaid expenses and other current assets	1,268			1,268	1,690

Total Current Assets	3,545	2,339	8,435	14,319	19,045
Property, plant and equipment, net	8,084			8,084	10,748
Intangible and other assets, net	921	632	(632)	921	1,225

	€12,550	€2,971	€7,803	€23,324	$31,018

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Payables, accruals, other current liabilities	€5,756	€(1,983)	€(1,294)	€2,479	$3,297
Short-term borrowings	1,169	(1,169)		—	—
Current maturities of long-term debt	3,587	(1,500)	(1,500)	587	781
Deferred income	716			716	952
Income taxes payable	123			123	164

Total Current Liabilities	11,351	(4,652)	(2,794)	3,905	5,194
Long-term debt, net of current maturities	3,473	6,023	(6,023)	3,473	4,620
Termination indemnities and other	533			533	709

Total Liabilities	15,357	1,371	(8,817)	7,911	10,523
Total Shareholders' equity (deficit)	(2,807)	1,600	16,620	15,413	20,495

	€12,550	€2,971	€7,803	€23,324	$31,018

(a)
To reflect the receipt of an estimated €6,023,000 ($8,010,000) from the sale of our Series A notes, which was completed from October 2004 through January 2005, as if the sale of all of the notes occurred on September 30, 2004, to reflect the incurrence of approximately €632 thousand of debt issue costs, and the use of the net proceeds therefrom, including the repayment of €1.5 million to our affiliate, Sirton, and to reflect a capital contribution from our parent, FinSirton, of €1.6 million, which was made in January 2005, as if it had been made on September 30, 2004.

(b)
To reflect the receipt of the net proceeds of this offering, assuming it was completed on September 30, 2004, for 2.7 million shares at a price of €7.52 ($10.00) per share and reduced by the underwriters' discount and estimated offering expenses, and to reflect the use of the proceeds, including repayment of €1.5 million to our affiliate, Sirton, and all of our Series A senior convertible promissory notes.

(c)
This column is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

(d)
The pro forma presentation does not include an income statement. Since all of the transactions were assumed to occur on September 30, 2004, other than the non-recurring charge related to the write-off of debt issuance costs, there is no pro forma income statement effect from the transactions.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below, in conjunction with the other information and financial statements and related notes included elsewhere in this prospectus, before making an investment decision. You should pay particular attention to the fact that we conduct our operations in Italy and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that prevails in other countries with which you may be familiar. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

Risks Relating to Our Business

We have generated limited revenue from commercial sales of our products to date, our revenues have declined significantly in 2004 compared to 2003, and we do not know whether we will ever generate significant revenues or achieve profitability.

        We are focused on product development and have generated limited revenue from commercial sales of our products to date. In 2003, we had revenues of €6.5 million, and in the first nine months of 2004, we had revenues of €2.0 million, primarily from sales of active pharmaceutical ingredients and existing products to Sirton, our sister company. We expect that our revenues in the year ending December 31, 2004 will be substantially less than our 2003 revenues because our plant was closed for a major upgrade in 2004 and because our affiliate, Sirton, has had a decrease in demand for the products we sell to them.

        In addition, our financial results reflect allocations of certain expenses, including centralized legal, accounting, treasury, information technology, purchasing and logistic, controlling and reporting, sales and marketing, and other corporate services and infrastructure costs provided by our majority shareholder, FinSirton, and affiliate, Sirton. We have determined the expense allocations based on what we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us. However, our financial results may not be indicative of our operating results and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. After the offering, we plan to provide internally some of the services provided to us by FinSirton and Sirton, which may change our financial results in the future from what they would have otherwise been had the same existing inter-company services continued.

        We do not expect our revenues to materially increase unless we are able to sell our product candidates, and we will continue to incur significant expenses as we research, develop, test and seek regulatory approval for these product candidates. While we have been profitable in the past, we have incurred a loss of €2.6 million for the first nine months of 2004 and expect to incur a loss for the year ending December 31, 2004. We also expect that our general and administrative expenses will increase as we add additional personnel to support our operations in connection with our development of our product candidates. As a result, we anticipate incurring substantial and increasing losses for the foreseeable future. We cannot assure you that we will ever become profitable. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our ordinary shares may decline.

We currently have no product candidates for sale in the United States, and we cannot guarantee that we will ever have marketable products in the United States.

        We must demonstrate that our product candidates satisfy rigorous standards of safety and efficacy before the FDA, the European Commission and other regulatory authorities will approve the products for commercial marketing. We will need to conduct significant additional research, preclinical testing and clinical testing before we can file applications with the FDA and other regulatory authorities for approval of our product candidates. In addition, to compete effectively, our future products must be easy to use, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives.

Obtaining FDA and other regulatory approvals is complex, time consuming and expensive, and the outcomes are uncertain.

        The process of obtaining FDA and other regulatory approvals is time consuming, expensive and without any assurance of success. Clinical trials are required and the manufacturing of our product candidates are subject to rigorous manufacturing controls and practices and subject to inspection by FDA. If our product candidates are approved, they are subject to specific requirements including limitations on the claims that may be made for the product to those specifically approved by the FDA.

        The FDA and other regulatory authorities may require us to perform further clinical trials for defibrotide for the treatment of VOD with multiple-organ failure, which is our leading product candidate.

        The Dana-Farber Cancer Institute at Harvard University is conducting a Phase II clinical trial in the United States for the use of defibrotide to treat VOD with multiple-organ failure. Because the survival rate for this disease has been reported historically to be only approximately 20%, and because there are presently are no approved treatments available, the clinical investigators did not establish a control group of patients who do not receive the drug, as is customarily done in the FDA approval process. The FDA has advised that a pivotal trial for the approval of difibrotide for this use would require a control group and other regulatory authorities may take the same position. This could significantly delay the filing of a New Drug Application with FDA or applications for other regulatory approval for this use because one or more of the clinical centers where the clinical trials are presently being conducted may not be willing to conduct such clinical trials on the basis that it is unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives. Such a control group requirement could also delay or jeopardize our chances of obtaining approvals of defibrotide for prevention of all forms of VOD because clinical centers may be unwilling to participate in control group-based clinical trials, which will extend the process of obtaining clinical data on defibrotide for this use. Such a requirement would also require the expenditure of more funds on clinical trials and delay our ability to generate revenue from this product candidate.

Our other product candidates require other clinical trials, which may not be successful.

        We intend to apply for FDA approval for other uses of defibrotide in the future, and these future uses will require additional clinical trials. The commencement and completion of clinical trials could be delayed or prevented by a variety of factors, including:

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  delays in identifying and reaching agreement on acceptable terms with Institutional Review Boards and prospective clinical trial sites;

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  delays in obtaining FDA clearance to commence a clinical trial;

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  delays in the enrollment of patients;

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  lack of efficacy during clinical trials; or

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  unforeseen safety issues.

        We do not know whether our clinical trials will need to be restructured or will be completed on schedule, if at all. Significant delays in clinical trials will impede our ability to commercialize our product candidates and generate revenue, and could significantly increase our development costs.

Even if we obtain marketing approvals for our product candidates, the regulatory authorities may impose additional requirements.

        Even if we receive marketing approval from the FDA and other regulatory authorities for our product candidates, the FDA or other regulatory authorities may impose post-marketing requirements, such as:

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  labeling and advertising requirements, restrictions or limitations, including the inclusion of warnings, precautions, contra-indications or use limitations that could have a material impact on the future profitability of our product candidates;

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  testing and surveillance to monitor our future products and their continued compliance with regulatory requirements;

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  submitting products for inspection and, if any inspection reveals that the product is not in compliance, prohibiting the sale of all products; and

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  inspecting our manufacturing facility unannounced to confirm whether we are complying with the FDA's current good manufacturing practices.

        If we fail to meet these requirements, the FDA could, among other things, seize our product, force changes to our promotional materials, refuse to grant or revoke approvals of our products, force us to recall our products or delay or suspend our product manufacturing, distribution, marketing or sales.

        In their regulation of promotional material, the FDA could allege that some promotional practices are false, misleading or otherwise in violation of FDA regulations and/or policy. The FDA may impose a wide array of sanctions on companies for such promotional practices, which could result in the imposition of any of the following:

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  substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA's requirements;

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  changes in the methods of marketing and selling products; or

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  FDA-mandated corrective action, which may include placing advertisements or sending letters to physicians rescinding previous advertisements or promotions.

        If we become subject to any of the above sanctions, it could cause delays in the distribution of products and loss of sales until compliance with the FDA's position is obtained or be damaging to our reputation, and our business prospects could be adversely affected.

Our failure to raise additional funds in the future may delay the development of certain of our product candidates and sale of our products.

        The development and approval of our product candidates and the acquisition and development of additional products or product candidates by us, as well as the expansion of our research, regulatory, sales, and marketing organizations and manufacturing operations, will require a commitment of substantial funds. Our future capital requirements are dependent upon many factors, some of which are beyond our control, including:

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  the successful and continued development of our existing product candidates in preclinical and clinical testing;

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  the costs associated with protecting and expanding our patent and other intellectual property rights;

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  future payments, if any, received or made under existing or possible future collaborative arrangements;

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  the timing of regulatory approvals needed to market our product candidates; and

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  market acceptance of our products.

        We anticipate that our existing cash, cash equivalents and short-term investments, plus the net proceeds from this offering and cash flow from operations, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. We believe the proceeds of this offering and the cash flows from operations will be sufficient to develop defibrotide for the treatment of VOD with multiple-organ failure and defibrotide for the prevention of all forms of VOD, but circumstances could arise where we would need additional funds to develop these product candidates. We will need to raise additional capital and/or enter into collaborative or licensing agreements to develop defibrotide to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation and our other product candidates. We have no committed sources of additional capital. We cannot assure you that funds will be available to us in the future on favorable terms, if at all. If adequate funds are not available to us on terms that we find acceptable, or at all, we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on any or all of our product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to certain technologies or product candidates that we would not otherwise relinquish in order to continue independent operations.

Clinical trials may fail to demonstrate the safety and effectiveness of our product candidates, which could prevent or significantly delay regulatory approval.

        Prior to receiving approval to commercialize any of our product candidates, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA in the United States and other regulatory authorities abroad, that our product candidates are both safe and effective.

        In the United States, the Dana-Farber Cancer Institute at Harvard University has conducted an 88-patient Phase I/II clinical trial and has an on-going Phase II clinical trial with more than 100 patients to date of defibrotide for the treatment of VOD with multiple-organ failure. However, the results of preclinical studies and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a New Drug Application or to obtain regulatory approval in the United States or in foreign jurisdictions. Preclinical and clinical data can be interpreted in different ways. Accordingly, FDA officials or other regulatory authority officials could interpret such data in different ways than we do, which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, our clinical trial Institutional Review Boards, or we may suspend or terminate clinical trials at any time. Even if clinical trials indicate that a product is safe and effective at the time the product is approved, unforeseen side effects or other adverse results may occur when it is administered to the general public, and the FDA or other regulatory authorities could withdraw their approval of the product in such a case, or require that additional precautionary information be conveyed in labeling.

        Additionally, in the United States, defibrotide has not been the subject of any clinical trials for our other intended uses, such as preventing all forms of VOD and increasing the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation. We have cosponsored with the European Group for Blood and Marrow Transplantation a 270-patient Phase II clinical trial in Europe of defibrotide for the prevention of all forms of VOD in children, we expect to cosponsor with a committee of clinical investigators a 300-patient Phase II clinical trial in Europe of defibrotide for the prevention of all forms of VOD in adults in the beginning of 2005 and The National Institute of

Tumors of Milan is conducting a Phase I/II clinical trial in Italy of defibrotide to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation. However, the FDA will likely require us to conduct additional clinical trials in the United States for these uses of defibrotide.

        Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of any products resulting from our product candidates, may severely harm our business and reputation.

Many of our product candidates are derived from defibrotide, and if defibrotide is found to be unsafe or ineffective, our business would be materially harmed.

        We and our predecessors have manufactured defibrotide since 1986, but with sales only in Italy, and only for the treatment of deep vein thrombosis since 1986 and for the treatment and prevention of all vascular disease with risk of thrombosis since 1993. The use of defibrotide for other purposes has not been fully tested or received any regulatory approval. If our current or future products derived from defibrotide are found to be unsafe or ineffective, we may have to modify or cease production of the products. As our current product and many of our product candidates utilize or will utilize defibrotide, any problems that arise from the use of this drug would severely harm our business operations, since most of our anticipated primary revenue sources would be negatively affected.

If our third-party clinical trial vendors fail to comply with strict regulations, the clinical trials for our product candidates may be delayed or unsuccessful.

        We do not have the personnel capacity to conduct or manage all of the clinical trials that we intend for our product candidates. We rely on third parties to assist us in managing, monitoring and conducting some of our clinical trials. We have entered into a clinical trial agreement with the Dana-Farber Cancer Institute at Harvard University to research and develop defibrotide for the treatment of VOD with multiple-organ failure. We have entered into an agreement with Bradstreet Clinical Research to perform clinical research project management services in connection with clinical trials conducted in the United States. We have entered into similar arrangements with other clinical research organizations, including Consorzio Mario Negri Sud and the European Group for Bone and Marrow Transplantation. If these third parties fail to comply with applicable regulations or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the clinical trials for our product candidates may be delayed or unsuccessful.

        Furthermore, the FDA can be expected to inspect some or all of the clinical sites participating in our clinical trials, or our third party vendors' sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate the clinical trials. Any delay, repetition or termination of our clinical trials could materially harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our future products profitably.

        In both the United States and a number of foreign jurisdictions, there have been legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our future products profitably. The FDA's policies may change and additional government regulations may be enacted, which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our future products and our business could suffer.

We are currently dependent on third parties to market and distribute our products in finished dosage form, and we expect to continue to be dependent on third parties to market and distribute our product candidates.

        Our internal ability to handle the marketing and distribution functions for our current products is limited and we do not expect that it will be adequate for our future products. Our long-term strategy involves the utilization of third parties to assist in the marketing and distribution of our product candidates. Therefore, our future profitability will depend in large part on our ability to enter into effective marketing agreements and our product revenues will depend on those marketers' efforts, which may not be successful.

If our future products do not gain meaningful acceptance in their intended markets, we are not likely to generate significant revenues or become profitable.

        Even if we successfully develop our product candidates and obtain the requisite regulatory approvals to sell them in the future, they may not gain market acceptance or utilization among physicians and patients or reimbursement and support from third-party payors. The degree of market acceptance for any product that we commercialize will depend on a number of factors, including:

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  the product's potential advantages over existing or alternative therapies;

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  the product's cost and the extent of reimbursement by third-party payors;

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  the actual or perceived safety of similar classes of products;

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  the effectiveness of our sales, marketing and distribution capabilities; and

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  the scope of the product claims approved by the FDA.

        If our products do not achieve meaningful market acceptance or if the market for our products proves to be smaller than anticipated, we are not likely to generate the level of revenues we anticipate or become profitable.

Most of our revenues are from sales to Sirton; those sales have declined over the past several years and may continue to decline in the future.

        Substantially all of our sales in 2001, 2002 and 2003, and approximately 87% of our sales in the first nine months of 2004 have been from the sale of our active pharmaceutical ingredients and products to Sirton, which has recently experienced financial difficulties. Sirton sells its finished products primarily to one customer, Crinos. Sirton's demand for our active pharmaceutical ingredients and products has decreased over the past several years, and may continue to decrease over the next several years, due to decreased demand for Sirton's products from Crinos. If Sirton is unsuccessful at developing new customers and the demand for our products does continue to decrease, we may have less cash flow from operations available to develop our product candidates, which could slow or halt the development of those products, and our business could be adversely affected.

If we are unable to attract and retain key personnel, we may be unable to successfully develop and commercialize our product candidates or otherwise manage our business effectively.

        Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our senior management, especially Dr. Laura Ferro, our President and Chief Executive Officer, and Dr. Massimo Iacobelli, our Senior Vice President and Scientific Director, whose services are critical to the successful implementation of our product acquisition, development and regulatory strategies. If we lose their services or the services of one or more of the other members of our senior management or other key employees, our ability to successfully commercialize our product candidates or otherwise manage our business effectively could be seriously harmed. Dr. Ferro is our only executive officer who will have an employment agreement with us. We expect that her agreement will be for a period of two years, with up to three renewals of one year each, and that it will prohibit her from competing with us during the term of her employment and for a period of one year after the termination of her employment. Sauro Carsana, our Senior Vice President, Finance and Administration, is an employee of FinSirton under Italian law. Both of them devote a substantial portion of their time working for FinSirton, Sirton and Foltene, and Mr. Carsana also devotes a portion of his time working for a not-for profit entity unrelated to our business. Cary Grossman, our Chief Financial Officer, is an independent contractor, rather than an employee, of ours, works on a part-time basis, his current contract with us expires on May 15, 2005, and there is no assurance we will continue to use his services after that date. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of specific skills that we require and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

Our independent registered public accounting firm reported a material weakness in our internal control and we may not be able to remedy this material weakness or prevent future weaknesses. If we fail to maintain effective internal control, we may not be able to accurately report our financial results or prevent fraud. As a result, potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our shares.

        Our financial statement close process and the transformation of our Italian statutory financial statements into U.S. generally accepted accounting principles (U.S. GAAP) has not reduced to an acceptably low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business. These deficiencies were considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual financial statements, and did not affect the report of our independent registered public accounting firm on our annual financial statements included herein.

        The preparation of our U.S. GAAP based financial statements is a manual process which involves transformation of our base statutory financial statements into U.S. GAAP through accounting adjustments, and requires an ongoing review and update of the applicable U.S. GAAP that should be applied to the underlying Italian accounting principles transactions. This process is complicated, time-consuming and requires significant attention and time of our senior accounting personnel. Moreover, U.S. GAAP accounting adjustments tend to result in large differences between our statutory and U.S. GAAP based financial statements. Finally, U.S. GAAP are a very dynamic set of financial statement guidelines, which are subject to constant change, interpretation, refinement and rigor, therefore requires dedicated internal financial reporting resources. In summary, our current system of internal control over financial reporting is not designed for the preparation of U.S. GAAP based financial statements and significant adjustments were required to prepare our U.S. GAAP financial statements for each of the two years ended December 31, 2003 and for the nine-month period ended September 30, 2004.

        Beyond the manual process of transforming our statutory financial statements to U.S. generally accepted accounting principles financial statements, we do not have personnel who are experienced in this process or familiar with U.S. generally accepted accounting principles other than Mr. Grossman, who is not a permanent employee of ours. We have recently identified several candidates that we believe have an adequate background to meet our needs in this area. We have also identified qualified external consultants to assist us if and when necessary on an as needed basis. However, we may not be successful in remedying this material weaknesses or preventing future material weaknesses. If we are unable to remedy the material weakness, we may not be able to prevent or detect a material misstatement of our annual or interim U.S. GAAP financial statements.

        In addition, any failure to implement new or improved internal controls, or resolve difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our revenues, expenses and results of operations have been and will continue to be subject to significant fluctuations, which makes it difficult to compare our operating results from period to period.

        In 2003 and the first nine months of 2004, our revenues have fluctuated significantly due to the need to temporarily cease operations at our manufacturing facility for an upgrade to the facility in 2004 and increased production at the facility in 2003 to stockpile inventory in anticipation of this cessation. Until we have successfully developed and commercialized a product candidate, we expect that substantially all of our revenues will result from the sale of our existing products. We expect that our operating results will vary significantly from quarter to quarter and year to year as a result of the timing and extent of:

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  our research and development efforts;

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  the revenues generated by the sale or licensing of our products;

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  the execution or termination of collaborative arrangements;

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  the receipt of grants;

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  the initiation, success or failure of clinical trials; and

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  the manufacture of our product candidates, or other development related factors.

        Accordingly, our revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period. If our operating results do not match the expectations of securities analysts and investors as a result of these and other factors, the trading price of our ordinary shares will likely be adversely affected.

        Our financial results for the nine months ended September 30, 2004 may not be indicative of our financial results for the full 2004 year. In particular, our September 30, 2004 results do not reflect the issuance of $8,010,000 of our Series A senior convertible promissory notes. Our future results of operations will reflect the interest expense we incur on the Series A senior convertible promissory notes. That interest expense will include the amortization of the original issue discount resulting from the inclusion of the warrants with the notes and any amortization of the value of the beneficial conversion feature resulting from the effective conversion price if the conversion price is determined to be less than the market value of our ordinary shares at the time of issuance of the notes.

All of our manufacturing capability is located in one facility that is vulnerable to natural disasters, telecommunication and information systems failures, terrorism and similar problems, and we are not fully insured for losses caused by all of these incidents.

        We conduct our manufacturing operations in one facility located in Villa Guardia, near Como, Italy. This facility could be damaged by fire, floods, power loss, telecommunication and information systems failures, terrorism or similar events. Our insurance policies have limited coverage levels for loss or damages in these events and may not adequately compensate us for any losses that may occur.

We will need to add or expand research and clinical development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us.

        In order to expand our operations, we will need to hire additional personnel and add corporate functions that we currently do not have. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, or contract with third parties to provide these capabilities for us.

The majority of our products are derived from biological material. If our products transmit infectious diseases or harmful pathogens, we could be exposed to liability.

        Our products and product candidates are obtained through an extraction process from biological material. Except for urokinase, which is obtained from human urine, all of our products and product candidates, including defibrotide, are extracted from pig intestine lining. Biological material may contain harmful pathogens, such as bacteria or viruses. We cannot assure you that this will prevent transmission of both known and unknown harmful microbes to patients being treated with our products. If any of our drugs are determined to have transmitted any harmful pathogens, approval of our product candidates may be delayed, suspended or withdrawn, we could be forced to recall the product, and we may be subject to product liability claims. Further, if public concern arises that any biologically-derived product may transmit a disease, approval for our candidate products may be delayed or withdrawn, or use of our drugs may be reduced or limited due to these concerns. Additionally, any widespread disease affecting or destruction of pigs could limit the supply of pig intestine lining.

If our use of manufacturing materials results in contamination or injury, we could suffer significant financial loss.

        Our research and manufacturing activities involve the use of certain controlled materials that could prove hazardous and medical waste. Notwithstanding the regulations controlling the use of these materials and the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may exceed our financial resources.

We may be liable for product liability claims not covered by insurance.

        Our business exposes us to the risk of product liability claims that is inherent in the manufacture, testing and marketing of human therapeutic drugs. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We currently intend to obtain and keep in force product liability insurance, which includes liabilities incurred in connection with clinical trials. However, we may be unable to obtain or maintain insurance in the future, or we may be unable to do so on acceptable terms. Any insurance we obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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  diversion of management's time and attention;

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  expenditure of large amounts of cash on legal fees, expenses and payment of damages;

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  decreased demand for our products or any of our future products and services; or

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  injury to our reputation.

We are part of a family of companies, and we obtain office space, certain administrative, financial, information technology, human resources, and quality assurance services from affiliates. This structure creates inherent conflicts of interest that may adversely affect us. One of the companies that provides us with certain services has experienced a significant decrease in revenues from its principal customer. Circumstances could arise where this affiliate's financial condition could impair its ability to continue to provide us with such services.

        We are a member of the FinSirton family of businesses. Dr. Ferro and members of her family control FinSirton, our majority shareholder. Many of our vital functions are provided to us from FinSirton and our sister company, Sirton, and most of our revenue is generated from sales to Sirton. In addition, some of our key executives provide services for other companies within the FinSirton family. These relationships create inherent conflicts of interest that may be impossible to entirely eliminate.

        We are currently a majority owned subsidiary of FinSirton, and upon completion of this offering, FinSirton will continue to hold approximately 59.1% of our ordinary shares. FinSirton provides our office space, personnel, administrative services and accounting services. Sirton, which is a wholly owned subsidiary of FinSirton, purchases products from us. During the year ended December 31, 2003 and the nine months ended September 30, 2004, sales to Sirton accounted for almost all of our product revenues. Sirton also provides us with a number of business services such as quality assurance, quality control, analytical assistance for research and development, and regulatory services, and leases us office space.

        Sirton has recently experienced a substantial decrease in its revenues due to a decrease in demand for its products from its principal customer, Crinos. If these financial difficulties continue for Sirton, it may not be able to perform the services we have contracted with it to provide. We may not be able to provide these services internally or find a replacement provider in a timely or cost-effective manner.

        If any of our affiliates failed to perform services for us adequately or caused us damage through their negligent conduct, our management would be presented with inherent conflicts of interest due to their ownership and oversight of FinSirton. We may have limited recourse in the event of such conflicts, and our business may be adversely affected by their occurrence.

Our business is subject to economic, political, regulatory and other risks associated with international sales and operations.

        Since we plan to sell our products in the United States, Europe and many other countries, our business will be subject to risks associated with conducting business internationally. We anticipate that revenue from international sales will represent a substantial portion of our total revenue in the future. We expect to sell increasing amounts of sulglicotide to Samil, a Korean company each year beginning June 20, 2005. We anticipate that revenue from international sales will also increase when and if we obtain FDA and/or European regulatory approval for our product candidates. We currently do not hedge our foreign currency transactions and are therefore subject to the risk of changes in exchange rates. In addition, one of our suppliers is and future suppliers may be located outside Italy. Accordingly, our future results could be harmed by a variety of factors, including:

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  difficulties in compliance with foreign laws and regulations;

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  changes in foreign regulations and customs;

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  changes in foreign currency exchange rates and currency controls;

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  potential adverse tax consequences;

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  increased risks of piracy of our intellectual property and limits on our ability to enforce our intellectual property rights;

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  changes in a specific country's or region's political or economic environment; and

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  trade protection measures, import or export licensing requirements or other restrictive actions by the United States or foreign governments.

We must establish and maintain collaborative relationships in order to succeed.

        An important element of our business strategy includes entering into collaborative relationships for the development and commercialization of product candidates based on our discoveries, which may involve licensing some of the rights to our product candidates. We face significant competition in seeking appropriate collaborators. Moreover, these arrangements are complex to negotiate and time-consuming to document. We may not be successful in our efforts to establish collaborative relationships or other alternative arrangements.

        The success of our present and future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that we face in connection with these collaborations include the following:

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  disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

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  disagreements with collaborators could delay or terminate the research, development or commercialization of product candidates, or result in litigation or arbitration;

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  we may have difficulty enforcing the contracts if one of our collaborators fails to perform;

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  we may have difficulty in monitoring whether our collaborators are complying with the terms of any licenses we may grant for specific uses of our product candidates;

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  our collaborators may not comply with applicable regulations regarding our product candidates;

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  our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect the perception of us in the business or financial communities;

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  collaborators have considerable discretion in electing whether to pursue the development of any additional drugs and may pursue technologies or products either on their own or in collaboration with our competitors that are similar to or competitive with our technologies or products that are the subject of the collaboration with us; and

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  our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of our product candidates to reach their potential could be limited if our collaborators decrease or fail to increase spending relating to those product candidates.

Risks Relating to Our Industry

We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

        The testing, development, manufacturing and marketing of our products and product candidates are subject to regulation by numerous governmental authorities in the United States, Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labeling, storage, record-keeping, approval, advertising and promotion of our products and product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow us to enter into supply contracts. Regulatory authorities typically have the authority to withdraw approvals that have been previously granted.

        The regulatory requirements relating to the manufacturing, testing, and marketing of our products may change from time to time. For example, at present, member states in the European Union are in the process of incorporating into their domestic laws the provisions contained in the European Union Directive on the implementation of good clinical practice in the conduct of clinical trials (Italy implemented this European legislation in 2003). The Directive imposes more rigorous requirements in relation to certain aspects of the conduct of clinical trials than are currently in place in many member states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us.

If our educational and communication activities fail to comply with the regulations and guidelines of the various relevant regulatory agencies, we may be subject to warnings or enforcement action that could harm our business.

        Physicians may prescribe approved drugs for uses that are not described in the product's labeling for and/or uses that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These "off-label" uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications on the subject of off-label use. Companies cannot promote approved or unapproved drugs for off-label uses, but in some countries outside of the European Union, including the United States, they may, under certain circumstances, disseminate to physicians articles published in peer-reviewed journals, like The New England Journal of Medicine and The Lancet, that discuss off-label uses of approved products. We believe our education and communication activities are currently in compliance with the regulations and guidelines of the various regulatory authorities. If, however, these activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or to develop innovative products, which could harm our business.

        Our industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Other companies are currently developing products to treat some of the same disorders and diseases that some of our product candidates are designed to treat. Our current and potential competitors generally include, among others, major multinational pharmaceutical companies, biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources, than we do. Accordingly, our competitors may develop or license products or other novel technologies that are more effective, safer or less costly than our existing products or products that are being developed by us, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

        We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials and for licenses of proprietary technology. These competitors, either alone or with their collaborators, may succeed in developing technologies or products that are more effective, less expensive or easier to administer than ours. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for their product candidates more rapidly than we can. If such companies complete clinical trials, obtain required regulatory approvals and commercialize their drugs before us, they may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights, that could delay the ability of competitors to market certain products. Our product candidates may not be able to compete successfully with our competitors' existing products or products under development.

        Other pharmaceutical companies may develop generic versions of our products that are not subject to patent protection or otherwise subject to orphan drug exclusivity or other proprietary rights. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products.

If third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be harmed.

        In both the United States and foreign markets, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, private health insurers and other organizations. If reimbursement is not available or is available only at limited levels for our products, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on our product candidates.

        Third-party payors increasingly are challenging prices charged for medical products and services. Also, the trend toward managed health care in the United States and the changes in health insurance programs, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any product candidates that may be offered by us. Cost-cutting measures that health care providers are instituting, and the effect of any health care reform, could harm our ability to sell any products that are successfully developed by us and approved by regulators. If governmental authorities enact legislation or adopt regulations which affect third-party coverage and reimbursement, demand for our product candidates may be reduced, thereby harming our sales and profitability.

Risks Relating to Our Intellectual Property

If we are unable to adequately protect our intellectual property, our business prospects could be harmed.

        Our long-term success largely depends on our ability to market technologically competitive future products and to protect those technological creations. In order to do so we must:

  •
  obtain and protect commercially valuable patents or the rights to patents both domestically and abroad;

  •
  operate without infringing upon the proprietary rights of others; and

  •
  prevent others from successfully challenging or infringing our proprietary rights.

        As of December 31, 2004, we had seven issued U.S. patents, three pending U.S. patent applications, 23 issued foreign patents and 67 pending foreign patent applications. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. We will be able to protect our proprietary rights from unauthorized use only to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        The patent position of biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether we will be able to ultimately enforce our patents or proprietary rights. Any patents that we own or license may be challenged, invalidated or circumvented and may not provide us with adequate protection against competitors. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the

United States. Accordingly, we may be forced to engage in costly and time consuming litigation in order to protect our intellectual property rights.

        Our pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely, and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing product candidates to the market is too great, thus adversely affecting our operating results.

        Other risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

  •
  the inventors of the inventions covered by each of our pending patent applications might not have been the first to make such inventions;

  •
  because the information contained in patent applications is generally not publicly available, we might not have been the first to file patent applications for these inventions or similar technology;

  •
  the future and pending applications we will file or have filed, or to which we will or do have exclusive rights, may not result in issued patents or may take longer than we expect to result in issued patents;

  •
  the claims of any patents that are issued may not provide meaningful protection;

  •
  our issued patents may not provide a basis for commercially viable products or may not be valid or enforceable;

  •
  we might not be able to develop additional proprietary technologies that are patentable;

  •
  the patents licensed or issued to us may not provide a competitive advantage;

  •
  patents issued to other companies, universities or research institutions may harm our ability to do business;

  •
  other companies, universities or research institutions may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent;

  •
  other companies, universities or research institutions may design around technologies we have licensed, patented or developed; and

  •
  many of our patent claims are method, rather than composition of matter claims. Generally, composition of matter claims are easier to enforce and are more difficult to circumvent.

        We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Our patents may expire before or soon after our products are commercialized and there may be no opportunities for patent extension.

        Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization. Our issued United States patents expire between 2008 and 2024. Our United States patent covering defibrotide expires in 2010, and our U.S. patent covering the chemical process for extracting defibrotide expires in 2008. Our European patent covering both defibrotide and the chemical process for extracting defibrotide expires in 2007. There may be no opportunities to extend these patents and thereby extend FDA approval exclusively. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.

If a third party claims we are infringing on its intellectual property rights, we could incur significant litigation or licensing expenses, or be prevented from further developing or commercializing our products.

        Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. A third party may assert that we or one of our strategic collaborators has infringed his, her or its patents and proprietary rights or challenge the validity of our patents and proprietary rights. Likewise, we may need to resort to litigation to enforce our patent rights or to determine the scope and validity of a third party's proprietary rights.

        The outcome of these proceedings is uncertain and could significantly harm our business. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

  •
  pay monetary damages;

  •
  expend time and funding to redesign the product so that it does not infringe others' patents while still allowing us to compete in the market with a substantially similar product;

  •
  obtain a license in order to continue manufacturing or marketing the affected product or service, and pay license fees and royalties. This license may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to our patented technology; or

  •
  stop research and commercial activities relating to the affected product or service if a license is not available on acceptable terms, if at all.

        In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive and time consuming and could divert financial and managerial resources. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater financial resources.

Risks Related to this Offering and Ownership of Our Ordinary Shares

Our current majority shareholder will continue to control us after this offering.

        Our current majority shareholder, FinSirton, will own approximately 59.1% of our ordinary shares after giving effect to this offering. Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, and members of her family control FinSirton. As a result, Dr. Ferro and her family, through FinSirton, will substantially control the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combinations. They may exercise this ability in a manner that advances their best interests and not necessarily yours. Also, the concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in our control, or may discourage bids for our shares at a premium over the market price of the shares. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors' perception that conflicts of interest may exist or arise.

If a significant number of our ordinary shares are sold into the market, the market price of our ordinary shares could significantly decline, even if our business is doing well.

        Our executive officers (other than Cary Grossman, our Chief Financial Officer), directors and current majority shareholder, FinSirton, have agreed with the underwriters to a lock-up of their ordinary shares for a period of 18 months after the effective date of the registration statement of which this prospectus forms a part, provided, however, that if the average price per share of the ordinary shares equals or exceeds 200% of the initial public offering price of the ordinary shares in this offering for a minimum of twenty continuous trading days, the ordinary shares may be released from the lock-up at the request of the holder. Our Chief Financial Officer, Cary Grossman, has agreed with the underwriters to a lock-up of his ordinary shares for a period of 365 days after the effective date of the registration statement of which this prospectus forms a part. The holders of our Series A senior convertible promissory notes and related warrants have agreed with the underwriters to a lock-up of shares for a period of 270 days after the effective date of the registration statement of which this prospectus forms a part. Our two other shareholders have agreed with the underwriters to a lock-up of their ordinary shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. Sales of a substantial number of these ordinary shares in the public market could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities. The underwriters, in their sole discretion and at any time without notice, may release all or any portion of the ordinary shares held by our officers, directors, and existing shareholders subject to these lockup agreements.

Our share price may be volatile and your investment in our ordinary shares could suffer a decline in value.

        There is currently no public market for our ordinary shares. An active trading market for our ordinary shares may not develop. You may be unable to resell the ordinary shares you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market. The trading price of our ordinary shares could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and the American Stock Exchange and biotechnology companies in particular have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our ordinary shares, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Our pro forma as adjusted net tangible book value per share immediately after this offering will be €2.05, or $2.73. You will pay €7.52, or $10.00, per share, based on the mid-point of the expected price of this offering and accordingly, you will experience immediate and substantial dilution from the purchase of our ordinary shares.

        Purchasers in this offering of our ordinary shares will experience immediate and substantial dilution of €5.47, or $7.27, per share, the difference between the pro forma as adjusted net tangible book value per share of €2.05, or $2.73, immediately after this offering and the assumed initial offering price of €7.52, or $10.00, per share. Because the exercise price of one of our outstanding options, for 60,000 ordinary shares, and the conversion price of the outstanding Series A senior convertible promissory notes is below the initial offering price, investors purchasing ordinary shares in this offering will suffer additional dilution when and if this option is exercised or if any of the Series A senior convertible promissory notes are converted. To the extent we raise additional capital by issuing equity securities, our shareholders may experience additional substantial dilution.

Future circumstances or events may cause us to change our planned use of the net proceeds of this offering. We may use, invest or spend the net proceeds of this offering in ways in which we have not planned or with which you may not agree.

        We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the proceeds, our ultimate use might vary substantially from our current planned uses. You may not agree with how we spend or intend to use these proceeds, and our use of the proceeds may not result in an increase in the market value of our ordinary shares.

We will incur increased costs as a result of being a public company.

        As a public reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt additional policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Being an Italian Corporation

Our operations are subject to the laws of the Republic of Italy and the European Union and changes or varying interpretations may adversely impact our operations and results.

        We were incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the European Union, are different from those of the United States. Such non-United States laws and regulations may be subject to varying interpretations or may be changed, and new laws and regulations may be adopted from time to time. While management believes that we are currently in compliance in all material respects with such laws and regulations, including with respect to environmental matters, there can be no assurance that any subsequent official interpretation of such laws or regulations by the relevant governmental authorities that differs that from ours, or any such change or adoption, would not have an adverse effect on our results of operations or the rights of holders of our ordinary shares.

We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity, we may need to restore the ratio of our debt to our equity by raising more equity.

        Italian law provides that we may issue debt securities for an amount not exceeding twice the amount of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other reserves appearing on our latest balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a "share premium reserve", meaning amounts paid for our ordinary shares in excess of the capital. This limit must be observed at both the time of the issuance and until the debt securities are completely repaid by us. Therefore, until any outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. Some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. We could recapitalize by means of issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

The process of seeking to raise additional funds is cumbersome, subject to the approval of a notary public as to compliance with our bylaws and applicable law and will require prior approval of shareholders at an extraordinary meeting of shareholders.

        Under Italian law, any new issuances of equity or debt securities convertible into equity must be proposed by the board of directors to the shareholders. No new issuances of equity or debt securities may be proposed until all shares previously issued have been fully paid for. Shareholders must approve an amendment to our bylaws at an extraordinary meeting of shareholders to increase our authorized capital. In addition, our notary public must agree that the action is in compliance with our bylaws and applicable law. Further, under Italian law, our existing shareholders, including shareholders in this offering, will have preemptive rights to acquire any such shares on the same terms as are approved concurrent with the new increase of the authorized capital pro rata based on their percentage interests in our company. Inasmuch as neither our board of directors nor our shareholders may act without a formal meeting, we must be able to plan sufficiently far in advance to enable us to raise additional capital through equity or debt issuances in compliance with Italian law. In addition, inasmuch as our existing shareholders will have the opportunity to acquire any additional shares on terms which they approve, we cannot assure you that we will be able to obtain shareholder approval on favorable terms or at all or on a timely basis.

If we suffer losses that reduce our capital to less than €120,000, we would need to either recapitalize, change our form of entity or be liquidated.

        Italian law requires us to reduce our shareholders' equity and, in particular, our capital (aggregate par value of our ordinary shares) to reflect on-going losses. We are also required to maintain a minimum capital of €120,000. If we suffer losses from operations that would reduce our capital to less than €120,000, then either we must increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital) or convert the form of our company into an S.r.l., which has a lower capital requirement of €10,000. If we did not take these steps, a court could liquidate our company.

We are subject to foreign currency exchange rate fluctuations.

        We are subject to currency exchange rate fluctuation risks in the ordinary course of our business to the degree that we incur costs or earn revenues in currencies other than the euro. This means that our costs could rise or our revenues could decrease because of currency rate fluctuations and not as a result of any factor within our control. Currently, we earn substantially all of our revenues and incur most of our expenses in our native currency, the euro. Exchange rate fluctuations may also affect our operating results more in the future because we expect that we will recognize revenues in other currencies. Our Series A senior convertible promissory notes are denominated in U.S. dollars.

Our ability to pay dividends is subject to limitations, and we have no intention of paying dividends in the foreseeable future.

        We have not paid any cash dividends on our ordinary shares since our formation. Italian law prohibits distributing dividends other than from net income or distributable reserves set forth in a company's statutory accounts approved by a meeting of shareholders and after the establishment of certain compulsory reserves. In addition, if losses from previous fiscal years have reduced a company's capital, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses. The application of these restrictions limit our ability to make distributions to holders of our shares.

        Even if we were able to pay dividends, we do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our ordinary shares should not expect to receive dividend income on their investment, and will be dependent on any appreciation of our ordinary shares to earn a return on their investment.

Due to the differences between Italian and U.S. law as well as recently-adopted corporate governance requirements, you may face difficulties in protecting your rights as shareholders.

        We are incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of our shareholders are governed by Italian law and our bylaws. These rights and obligations are different from those that apply to U.S. corporations. Further, in January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Civil Code, effective January 1, 2004 in an effort to achieve greater transparency. We are in the process of assessing those changes and the effect they may ultimately have on our shareholders and management processes. Because the changes are relatively new and mandate changes to Italian corporate governance that are untested by our courts and unfamiliar to management and boards of auditors, wide-ranging adoption of changes by Italian companies has been relatively slow. We may be unable to implement those changes on a timely basis or may adopt changes which are untested with the result that the rights of our shareholders may not be adequately protected. Our public shareholders may find it more difficult to protect their interests against actions of our management, board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in the United States for a number of reasons, including the following:

  •
  court challenges to the new Italian Civil Code have been rare so far in Italy;

  •
  minority shareholders may not sue directors unless they own 5% or more of our ordinary shares;

  •
  class action lawsuits (and contingency fees) are not permitted in Italy and there are no established procedures in civil law to help investors recover money lost through corporate malfeasance, although directors do have liability to us in certain limited circumstances;

  •
  directors having an interest in a corporate transaction must disclose their interest to the board of directors but are not required to abstain from voting on the transaction;

  •
  corporations may now elect to adopt an alternative model of corporate governance that does not include a board of statutory auditors elected by shareholders;

  •
  Italian law permits us to adopt, by extraordinary share vote, a requirement that shareholders must lodge their share certificates at our offices in order to attend a shareholder meeting;

  •
  although shareholders may appoint a proxy to vote their shares, one proxy may not represent more than as few as 20 shareholders, which could make it difficult for shares held by investors in street name to be voted;

  •
  although a quorum of 50% of the shares is necessary to conduct an ordinary meeting of shareholders, no quorum is required for an adjourned ordinary meeting and resolutions may be adopted by a majority of shares present or represented by proxies at the adjourned ordinary meeting;

  •
  certain extraordinary actions, such as change in our purpose, liquidation or issuance of preferred shares, only require the approval of one-third of the shares, provided there is no dissenting vote by holders of more than one-third of the shares present and represented at the meeting;

  •
  Italian companies are permitted to issue other classes of equity securities with different economic and voting rights, called participating certificates, with limited voting rights as well as tracking shares, if permitted by their by-laws;

  •
  our directors may segregate our assets into one or more pools, having an aggregate value of not more than 10% of our shareholder's equity, which assets may not be attached by creditors, except tort creditors, and we may issue securities carrying economic and administrative rights relating solely to the pool of assets; and

  •
  we only need to give notice of our ordinary and extraordinary shareholders' meetings in Italian publications, so you may not be aware of those meetings.

Italian labor laws could impair our flexibility to restructure our business.

        In Italy, our employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers' business and operations, including the downsizing or closure of facilities and employee terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility if we need to restructure our business.

FORWARD-LOOKING STATEMENTS

        This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words "anticipate," "believe," "estimate," "may," "intent," "continue," "will," "plan," "intend," and "expect" and similar expressions identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned "Risk Factors," as well as any cautionary language included in this prospectus or incorporated by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our ordinary shares, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 2,700,000 ordinary shares that we are selling in this offering will be approximately €17.2 million, or $22.9 million, based on an assumed initial offering price to public of approximately €7.52 ($10.00), per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

        We intend to use the net proceeds of this offering for the following purposes:

	(in thousands)
Repayment of Series A senior convertible promissory notes	€6,023	$8,010
Repayment of Sirton loans	1,500	2,000
Research and development:
Defibrotide for the treatment and prevention of VOD	6,329	8,420
Capital improvements to our facilities	1,200	1,600
Hire personnel to expand operations and decrease reliance on affiliates	1,200	1,600
Working capital and general corporate purposes	1,000	1,315

	€17,252	$22,945

        In estimating how we will use the net proceeds from this offering, we have assumed that none of the holders of our Series A senior convertible promissory notes (described below) elect to convert their notes into our ordinary shares and we have assumed that the underwriters do not exercise their over-allotment option. If any of the notes are converted or if the over-allotment option is exercised, we will use the additional net proceeds for research and development of our other product candidates and for additional working capital.

        In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use technologies complementary to our business. We have no commitments with respect to any acquisition or investment.

        Our Series A senior convertible promissory notes bear interest at a per annum rate of seven percent (7%) through March 31, 2005, ten percent (10%) per annum from April 1, 2005 until the maturity date and the one-month LIBOR rate plus twelve percent (12%) after maturity. The notes, if not earlier converted into our ordinary shares, are due and payable 30 days following the completion of this offering. The net proceeds of the notes were used to repay certain indebtedness related to capital improvements of our manufacturing facilities (including indebtedness to Sirton), to pay for research and development of defibrotide for the treatment and prevention of VOD and for working capital.

        The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our research and development efforts, licensing and collaboration activities and amount of cash generated or used by our operations. We have not determined the exact amount or timing of expenditures in the areas listed above and will retain broad discretion in the allocation and use of the net proceeds.

        Pending their use, the proceeds of the offering will be invested in short-term investment grade, interest bearing, debt instruments or bank deposits. It is possible that we may become a passive foreign investment company for United States federal tax purposes, which could result in negative tax consequences for you. For a more detailed discussion of these consequences, see "Taxation—United States Taxation of U.S. Holders—Special Rules Applicable to PFICs."

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Under Italian law and our bylaws, our payment of any annual dividend must be proposed by our board of directors and is subject to the approval of our shareholders at the annual ordinary shareholders' meeting. Before dividends may be paid out of our net income in any year, we must allocate an amount equal to 5% of the net income to our legal reserve until such reserve is at least equal to 20% of the aggregate par value of our issued shares, which we call our "capital." If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may pay dividends out of available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders' resolution approves that issuance, the shareholders' resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders' meetings. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant.

        Under Italian law, Italian companies are required to supply to the Italian tax authorities certain information regarding the identity of non-resident shareholders in connection with the payment of dividends. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for individuals with respect to one of their representatives. We understand that the provision of information concerning record holders will satisfy this requirement. We expect that most non-resident shareholders will own their shares through an entity such as Cede & Co., in which case those individual shareholders would not need to provide this information. However, beneficial U.S. holders are entitled to a reduction of the withholding taxes applicable to dividends paid to them under the income tax convention currently in effect between the United States and Italy. In order for you to benefit from that reduction, we are required to furnish certain information concerning you to the Italian tax authorities, and therefor any claim by you for those benefits would need to be accompanied by the required information.

EXCHANGE RATE INFORMATION

        The following table sets forth information regarding the exchange rates of U.S. dollars per euro for the periods indicated, calculated by using the average of the noon buying rates on the last day of each month during the periods presented.

	U.S. Dollar per Euro
Year	Average	Period End
2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538

Source: Bloomberg L.P.

        The following table sets forth information regarding the high and low exchange rates of U.S. dollars per euro for the periods indicated using the noon buying rate on each day of such period.

	U.S. Dollar per Euro
Month
	High	Low
July 2004	1.2437	1.2032
August 2004	1.2368	1.2025
September 2004	1.2417	1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December	1.3625	1.3224
January (through January 12)	1.3476	1.3062

Source: Bloomberg L.P.

        On January 12, 2005, the noon buying rate was €1.00 to $1.33.

        We publish our financial statements in euro. This prospectus contains translations of euros into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from euro to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, as of January 12, 2005, which was €1.00 per $1.33. No representation is made that the euro amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

CAPITALIZATION AND INDEBTEDNESS

        The following table summarizes our capitalization as of September 30, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the receipt of the estimated net proceeds from the sale of our Series A senior convertible promissory notes that were issued after September 30, 2004, after deducting placement fees and estimated offering expense, and a capital contribution of €1.6 million by our parent, FinSirton in January 2005;

  •
  on a pro forma as adjusted basis to reflect the receipt of the proceeds from the sale of our ordinary shares that we are offering, at an initial public offering price per share of €7.52 ($10.00), the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read the following table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2004 Actual	Pro Forma	Pro Forma As Adjusted(1)
	(000's omitted)
Long-term debt:
Series A senior convertible promissory notes	€—	€6,023	€—	$—
Unsecured loans from affiliate	3,000	1,500	—	—
Mortgage loans secured by real property	2,697	2,697	2,697	3,587
Loans secured by equipment	881	881	881	1,172
Other	482	482	482	642

	7,060	11,583	4,060	5,401
Less current maturities	3,587	2,087	587	781

	3,473	9,496	3,473	4,620
Shareholders' equity (deficit):
Ordinary shares, par value €1.00 per share, 13,330,100 shares authorized, actual, pro forma and pro forma as adjusted; 5,000,000 shares issued and outstanding, actual and pro forma; 7,700,000, shares issued and outstanding, pro forma as adjusted	5,000	5,000	7,700	10,241
Parent company investment	1,097	2,697	2,697	3,583
Additional paid-in capital	—	—	14,552	19,354
Accumulated deficit	(8,904)	(8,904)	(9,536)	(12,683)

Total shareholders' equity (deficit)	(2,807)	(1,207)	15,413	20,495

Total capitalization	€666	€8,289	€18,886	$25,115

(1)
The last column of this table is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

        In the table above, we have assumed that all of our outstanding Series A senior convertible promissory notes are redeemed with the proceeds of the offering. If all of the holders of the notes elect to convert their notes into our ordinary shares, our pro forma, as adjusted shareholders' equity would be increased by €5,391,000.

        The pro forma and pro forma, as adjusted capitalization excludes:

  •
  452,948 shares issuable upon exercise of our outstanding warrants;

  •
  85,000 shares reserved for issuance upon exercise of our outstanding options granted pursuant to our existing equity incentive plans; and

  •
  1,475,000 shares reserved for future issuance upon exercise of options available for future grant under our existing equity incentive plans, including 767,000 ordinary shares issuable upon exercise of options that we intend to grant upon the consummation of this offering.

DILUTION

        Our net tangible book value as of September 30, 2004 was approximately €(3.1) million, or approximately €(0.61) per ordinary share. "Net tangible book value per share" represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding. Our pro forma net tangible book value is our net tangible book value adjusted for a capital contribution in January 2005 by our majority shareholder, FinSirton. Our pro forma net tangible book value as of September 30, 2004 was approximately €(1.5) million, or approximately €(0.29)per ordinary share.

        Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per ordinary share immediately after completion of this offering. Our pro forma as adjusted net tangible book value as of September 30, 2004 is approximately €15.8 million, or approximately €2.05 per ordinary share, after giving effect to the sale of the 2,700,000 ordinary shares being offered and deducting underwriting discounts and commissions and the estimated offering expenses.

        This represents an immediate increase in pro forma as adjusted net tangible book value of €2.34 per share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of €5.47 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		€7.52		$10.00
Pro forma net tangible book value per share as of September 30, 2004	€(0.29)		$(0.39)
Increase per share attributable to new investors	2.34		3.12

Pro forma as adjusted net tangible book value per share after the offering		2.05		2.73

Pro forma as adjusted dilution per share to new investors		€5.47		$7.27

        If all of the holders of our Series A senior convertible promissory notes elect to convert their notes into our ordinary shares, the pro forma as adjusted net tangible book value per share would increase to €2.77 (approximately $3.69) per share, and the pro forma as adjusted dilution per share to new investors would be €4.75 (approximately $6.31).

        The following table summarizes the differences between our existing shareholders and investors in this offering with respect to the total number of our ordinary shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing shareholders (on a pro forma basis adjusted for the capital contribution by FinSirton in January 2005) and by investors in this offering based on an assumed initial public offering price of €7.52 per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	5,000,000	64.9%	€6,793,000	25.1%	€1.36
New Investors	2,700,000	35.1%	20,300,752	74.9%	€7.52

Total	7,700,000	100.0%	€27,093,752	100.0%	€3.52

        If all of the holders of our Series A senior convertible promissory notes elect to convert their notes into our ordinary shares, they would become shareholders at that time, and therefore the existing shareholders would own 68.6% of our shares, the average price paid by them per share would be €2.41, and our new investors would own 31.4% of our ordinary shares.

        The tables and calculations above assume no exercise of our outstanding share options or conversion of our Series A senior convertible promissory notes. Because the exercise price of one of our outstanding options, for 60,000 ordinary shares, and the conversion price of the outstanding Series A senior convertible promissory notes is below the initial offering price, investors purchasing ordinary shares in this offering will suffer additional dilution when and if this option is exercised or if any of the Series A senior convertible promissory notes are converted.

SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Operating and Financial Review and Prospects" and our financial statements and the related notes appearing elsewhere in this prospectus. The selected financial data as of December 31, 2003 and September 30, 2004, and for each of the two years ended December 31, 2003 and the nine month period ended September 30, 2004, are derived from our audited financial statements included in this prospectus. The selected financial data for the year ended December 31, 2001 has been derived from our unaudited financial statements not included in this prospectus. The selected financial data as of and for the nine month period ended September 30, 2003 is derived from our unaudited financial statements included in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. Our historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2004 should not be considered indicative of the results expected for the full fiscal year. Our selected financial data from the statement of operations for the nine months ended September 30, 2004 is presented in U.S. dollars for the convenience of the reader using the exchange rate of €1.00 per $1.33 as of January 12, 2005.

        We have not included selected financial data for the years ended December 31, 1999 and 2000 because the cost and time to create the data necessary to produce financial statements for those years would place an unreasonable effort and expense on us, we do not believe that those years would be indicative of future operating results and we do not believe that the additional information would be useful for your review of our historical operating results.

	For The Years Ended December 31,			For The Nine Month Periods Ended September 30,
	2001	2002	2003	2003	2004	2004(1)
	(000s omitted except per share data)
Statement of Operations Data:
Revenues:
Sales	€6,459	€5,915	€6,532	€4,553	€1,962	$2,610
Cost of goods sold	2,531	2,135	2,435	1,793	1,453	1,932

Gross margin on product sales	3,928	3,781	4,097	2,760	509	678
Other income and revenues	5	391	1,913	490	501	665

Total gross margin	3,933	4,172	6,010	3,250	1,010	1,343
Operating costs and expenses:
Research and development	3,231	2,909	3,808	2,781	2,709	3,605
General and administrative	793	864	854	628	1,209	1,607
Depreciation and amortization	185	102	67	54	112	148

	4,209	3,875	4,729	3,463	4,030	5,360

Operating income (loss)	(276)	297	1,281	(213)	(3,020)	(4,017)
Other income (expense), net	7	195	6	(11)	68	90
Foreign currency net exchange gain		268	156	114	13	17
Interest expense	(154)	(105)	(77)	(35)	(65)	(85)

Pre-tax income (loss)	(423)	655	1,366	(145)	(3,004)	(3,995)
Income tax expense (benefit):
Current	145	128	243	73	48	64
Deferred	13	108	(84)	(12)	(28)	(37)

	158	236	159	61	20	27

Net income (loss)	€(581)	€419	€1,207	€(206)	€(3,024)	$(4,022)

Net income (loss) per share:
Basic and Diluted	€(0.12)	€0.08	€0.24	€(0.04)	€(0.60)	$(0.80)

(1)
This column is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

	As of December 31,	As of September 30,
	2003	2004	2004
	(000s omitted)
Balance Sheet Data:
Cash, and cash equivalents (of which €557 is restricted at September 30, 2004)	€23	€568	$755
Working capital (deficit)	(3,037)	(7,806)	(10,377)
Property, plant and equipment, net	4,045	8,084	10,748
Total assets	9,013	12,550	16,691
Long-term debt, net of current maturities	1,112	3,473	4,620
Accumulated deficit	(5,880)	(8,904)	(11,842)
Shareholder's equity (deficit)	217	(2,807)	(3,733)

        The pro forma balance sheet presented below is our historical, audited balance sheet as of September 30, 2004, adjusted to reflect the receipt of the proceeds from the private placement of our Series A senior convertible promissory notes, net of placement agent fees and other offering expenses, and a capital contribution of €1.6 million by our parent, FinSirton and the use of the proceeds, as if the proceeds had been received and used on September 30, 2004, and as adjusted to reflect the receipt of the proceeds this offering, net of the underwriters discount and other offering expenses, and the use of the proceeds, as if it had also occurred on September 30, 2004.

	Pro Forma Condensed Balance Sheet As of September 30, 2004
		Pro Forma Adjustments
	Historical (Audited)	Private Placement(a)	Public Offering(b)	Pro Forma(c)
	(000's omitted)
ASSETS
Cash and cash equivalents	€568	€2,339	€8,435	€11,342	$15,085
Receivables	401			401	530
Inventories	1,308			1,308	1,740
Prepaid expenses and other current assets	1,268			1,268	1,690

Total Current Assets	3,545	2,339	8,435	14,319	19,045
Property, plant and equipment, net	8,084			8,084	10,748
Intangible and other assets, net	921	632	(632)	921	1,225

	€12,550	€2,971	€7,803	€23,324	$31,018

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Payables, accruals, other current liabilities	€5,756	€(1,983)	€(1,294)	€2,479	$3,297
Short-term borrowings	1,169	(1,169)		—	—
Current maturities of long-term debt	3,587	(1,500)	(1,500)	587	781
Deferred income	716			716	952
Income taxes payable	123			123	164

Total Current Liabilities	11,351	(4,652)	(2,794)	3,905	5,194
Long-term debt, net of current maturities	3,473	6,023	(6,023)	3,473	4,620
Termination indemnities and other	533			533	709

Total Liabilities	15,357	1,371	(8,817)	7,911	10,523
Total Shareholders' equity (deficit)	(2,807)	1,600	16,620	15,413	20,495

	€12,550	€2,971	€7,803	€23,324	$31,018

(a)
To reflect the receipt of an estimated €6,023,000 ($8,010,000) from the sale of our Series A notes, which was completed from October 2004 through January 2005, as if the sale of all of the notes occurred on September 30, 2004, to reflect the incurrence of approximately €632 thousand of debt issue costs, and the use of the net proceeds therefrom, including the repayment of €1.5 million to our affiliate, Sirton and to reflect a capital contribution from our parent, FinSirton, of €1.6 million, which was made in January 2005, as if it had been made on September 30, 2004.

(b)
To reflect the receipt of the net proceeds of this offering, assuming it was completed on September 30, 2004, for 2.7 million shares at a price of €7.52 ($10.00) per share and reduced by the underwriters' discount and estimated offering expenses, and to reflect the use of the proceeds, including repayment of €1.5 million to our affiliate, Sirton, and all of our Series A senior convertible promissory notes.

(c)
This column is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

(d)
The pro forma presentation does not include an income statement. Since all of the transactions were assumed to occur on September 30, 2004, other than the non-recurring charge related to the write-off of debt issuance costs, there is no pro forma income statement effect from the transactions.

        In the table above, we have assumed that all of our outstanding Series A senior convertible promissory notes are redeemed with the proceeds of the offering. If all of the holders of the notes elect to convert their notes into our ordinary shares, our pro forma, as adjusted balances of cash and working capital would be increased by €6,023,000 and our total assets and shareholders' equity would be increased by €5,391,000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Background

        We are a biopharmaceutical company focused on the discovery, research, development and manufacture of drugs for the treatment and prevention of a variety of vascular diseases and conditions related to cancer and cancer treatments. Our core area of expertise is drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA). In particular, we are developing our most advanced product candidates to target disorders and diseases of blood vessels caused by toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. We are also pursuing the use of these drugs to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation, a widely used cancer treatment to mitigate the effects of toxic cancer treatments. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We have also developed a formulation of the drug mesalazine for the treatment of inflammatory bowel disease.

        We were originally formed in 1993 as Pharma Research S.r.L., a private Italian company, to pursue research and development of pharmaceutical specialty products. We are part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970s. We and our predecessors have manufactured and marketed defibrotide in Italy for the treatment of deep vein thrombosis since 1986 and for both the treatment and prevention of all vascular disease with risk of thrombosis since 1993. Our manufacturing process was granted a U.S. patent and a European patent in 1991. In July 2001 we changed our name to Gentium S.p.A. and became a corporation. Beginning in 2002, we licensed the right to sell defibrotide for the uses in Italy to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG, a large multinational pharmaceutical company. Our majority shareholder is FinSirton S.p.A. FinSirton provides certain accounting and administrative services to us and its other subsidiaries and has pledged 1,650,000 of our ordinary shares that it owns to secure the repayment of our Series A senior convertible promissory notes.

Overview

        We manufacture defibrotide at our facility. Currently, we sell our defibrotide to Sirton S.p.A., a wholly-owned subsidiary of FinSirton. Sirton focuses on processing the defibrotide for either oral administration or intra-venous administration and sells the finished products to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG. Crinos markets defibrotide in Italy for both the treatment and the prevention of vascular disease with thrombosis under a semi-exclusive license agreement with us. We also manufacture and sell to Sirton two active pharmaceutical ingredients, urokinase and calcium heparin, used by Sirton to make generic drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We sell sulglicotide to unrelated third parties and are actively working on developing other customers for these products.

        For each of the three years ended December 31, 2003 and the nine months ended September 30, 2004, the sale of defibrotide, urokinase, calcium heparin and sulglicotide to our affiliate, Sirton,

amounted to approximately 100%, 100%, 100% and 87%, respectively, of our total sales. The price of defibrotide to Sirton is based on comparable sale prices in prior years to unrelated third-parties. The price for urokinase, calcium heparin and sulglicotide is based on comparable market prices charged by other manufacturers.

        We have also generated revenue from the receipt of research grants, from the sale of rights to our intellectual property, and from licensing agreements. Our licensing agreements have included up-front payments, some of which are paid based on achieving defined milestones and royalties from product sales in the licensed territories. We have a license agreement for one of our product candidates that also provides for us to receive revenues for manufacturing our products for our licensees. Our revenues by type and geography are as described below:

	For The Years Ended December 31,			For The Nine Month Periods Ended September 30,
	2001	2002	2003	2003	2004	2004(1)
	(in thousands)
Sales	€6,459	€5,915	€6,532	€4,553	€1,935	$2,574
Other income	5	391	1,913	490	501	666

(1)
This column is in U.S. dollars as a convenience for you, based on the January 12, 2005 exchange rate of €1.00 per $1.33.

        Of our sales in the periods shown, all were in Italy except for 13% during the nine months ended September 30, 2004, which were sales of sulglicotide in Korea. Substantially all of our other income was for licensing the rights to our product candidates in the United States and Canada.

        Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality assurance fees paid to Sirton, depreciation of our facility and other indirect costs of our manufacturing facilities.

        The gross margin from our current revenues contributes towards our general and administrative expenses, research and development expenses, and capital expenditures. Our general and administrative expenses include compensation for our executive officers, office facilities, accounting and human resources, information technology services and professional fees. Some of these services are provided pursuant to contracts with Sirton and FinSirton. After this offering, we intend to implement a plan to decrease our reliance on shared services from these affiliates over time.

        We expect to continue to incur net losses as we continue the development of our product candidates, and apply for regulatory approvals for the use of defibrotide for the treatment of VOD with multiple-organ failure, the prevention of all forms of VOD and to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation and expand our operations.

Research and Development Expenses

        Our research and development expenses consist primarily of costs associated with research, preclinical development and clinical trials for our product candidates. During the years ended December 31, 2001, 2002 and 2003 and during the nine months ended September 30, 2004, we incurred research and development expenses of €3.2 million, €2.9 million, €3.8 million and €2.7 million, respectively. Our research and development expenses consist primarily of fees paid for consultants, clinical trials and third-party laboratories.

        We expect to increase our research and development expenses after this offering for the research and development of defibrotide for the treatment of VOD with multiple-organ failure, the prevention of all forms of VOD, and possibly for our other indications for defibrotide, including mobilizing and increasing the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation. This will involve sponsoring or funding, or both, clinical trials in both the United States and Europe. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter. The process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources.

        Drug development in the United States is a process that includes several steps defined by the Federal Food, Drug, and Cosmetic Act, as amended, the Public Health Service Act, the FDA regulations implementing these laws. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an application, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of clinical trials: Phase I, II, and III and sometimes Phase IV. Typically, the most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, a marketing application may be filed with the FDA. In responding to an application, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval.

        The successful development of our product candidates is highly uncertain. We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide for the treatment of VOD with multiple-organ failure, the prevention of all forms of VOD, to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation or the other uses for which we are developing defibrotide or the date of completion of these development efforts. We do not anticipate that we will generate any new revenues from our product candidates until 2006, at the very earliest, and we cannot reasonably estimate when we may have material net cash inflows from sales of defibrotide for the treatment or prevention of VOD or the other uses for which we are developing defibrotide, if ever. We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

  •
  the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of any interim analysis of any clinical trial that may be permitted by FDA;

  •
  the uncertainty of clinical trial results; and

  •
  extensive governmental regulation, both foreign and domestic, for approval of new therapies.

        If we fail to complete the development of defibrotide for the treatment of VOD with multiple-organ failure, the prevention of all forms of VOD or to mobilize and increase the number of stem cells available in patients' or donors' blood for subsequent stem cell transplantation in a timely manner, it will have a material adverse effect on our operating results and financial condition. In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

        A further discussion of the risks and uncertainties associated with developing our product candidates and certain consequences of failing to do so are set forth in the risk factors under the heading "Risks Relating to Our Business" as well as other risk factors.

Critical Accounting Policies

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates.

        We believe the following critical accounting policies, among others, affect the more significant estimates and assumptions used in the preparation of our financial statements.

Revenue recognition

        Currently, our primary source of revenue is from the sale of products to our affiliate, Sirton. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically our returns have been insignificant due to our most significant customer also being an affiliate. However, given our intent to grow our non-affiliate revenues, we expect that in the future we will be required to periodically estimate the amount of goods subject to return.

        Licensing and royalty agreements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain fees pursuant to these agreements. Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the agreement. Royalty revenues are recognized in proportion to the underlying sales. We also derive revenues from research and development agreements with co-development partners. We initially defer milestone revenues on such arrangements and subsequently recognize them as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms. Milestone payments are not subject to forfeiture. We recognize revenue from these contractual arrangements according to Staff Accounting Bulletin No. 104, "Revenue Recognition." When necessary, we divide our agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables" before using the applicable revenue recognition policy for each arrangement within the agreement. Accordingly, we recognize revenues on those contracts only when we have met specific targets or milestones set forth in the contracts. We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project. We have used and expect to continue to enter into arrangements that will foresee multiple deliverables. The timing and amount of revenue recognition is subject to our estimates of the relative fair values of the individual components of an agreement. Also, we have historically recognized the majority of our revenue from our affiliated company, Sirton, however in the future we expect to increase our revenue base with additional customers. In connection with recording revenue, we must make estimates and assumptions determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that our management make assumptions based on historical results, future expectations, the economic and competitive environment and changes in the credit worthiness of customers, and other relevant factors. If these assumptions prove to be incorrect, our actual conversion rate of recorded revenue to cash may be lower than expected and we would be required to increase our allowance for doubtful accounts.

Inventories

        We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. Our reserve level, and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value.

Impairment of Long-lived assets

        Our long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, we reduce the carrying amount to the estimated fair value.

        To assess impairment of property, plant and equipment and amortizing intangible assets for purposes of U.S. generally accepted accounting principles, we use the guidance outlined in SFAS 144. If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets' fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Clinical trial accruals

        We record accruals for estimated clinical study costs. These costs are a significant component of research and development expenses. We accrue for the costs of clinical studies conducted by contract research organizations based on estimated costs over the life of the individual study. Further, we monitor patient registration levels and related activity to the extent possible and adjust our estimates on a quarterly basis, which may result in adjustments to our research and development expenses in future periods.

Share-Based Compensation

        We have adopted the fair value based method of accounting for share-based employee compensation in accordance with the provisions of FASB Statement No. 123 (R), "Share Based Payment". SFAS 123(R) requires us to estimate a significant number of variables in order to derive a fair value of the equity based instrument. For example, the riskiness of the underlying equity instruments deliverable (i.e., our shares) as compared to the market as a whole, is generally reflected in our unique "Beta". This is a unique measurement to each company, and requires several assumptions. The most common and generally accepted valuation models related to option pricing also include many significant assumptions related to such variables as dividend yields, share prices and the estimated life of the option before being exercised. Significant changes to these estimates could have a material impact on the results of our operations.

Accounting for income taxes

        We use the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all of which we calculate using presently enacted tax rates. We establish valuation allowances when necessary to reduce deferred tax assets to the amount that we expect to be realized. Because we capitalize our research and development expenses for income tax purposes in Italy, we expect to utilize our deferred tax assets in spite of our expected future losses reported using U.S. generally accepted accounting principles. Our ability to use our tax assets is dependent upon several factors, including our continuing ability to generate income from our existing operations, our assessment regarding the progress of our research and development initiatives which may lead to future revenues and our estimated timing of taxable income flows versus tax asset expiration. Significant changes in any of these or other assumptions could require us to write-off current or future tax assets, which could have a material impact on our results of operations or financial condition.

Recent Accounting Pronouncements

        In November 2004, the FASB issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43." The new standard requires that we recognize amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) as current-period charges. In addition, this statement requires that we allocate fixed production overhead to the costs of conversion based on the normal capacity of our production facility. The provisions of this statement are effective for inventory costs that we incur during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 is not expected to have a material impact on our financial position or results of operations.

        In December 2004, the FASB issued SFAS 152, "Accounting for Real Estate Time-Sharing Transactions, an amendment of SFAS Statement No. 66 and 67." This Statement amends SFAS Statement No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". This Statement also amends FAS Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. We do not believe that the adoption of this Statement will affect our financial position or results of operations.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the adoption of this Statement will materially affect our financial position or results of operations.

        In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment," (FAS 123R) that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the statement of operations. The effective date of FAS 123R is for interim and annual periods beginning after June 15, 2005. The provisions of FAS 123R will have a significant impact on our results of operations in future periods because we have granted a share option to one officer on October 1, 2004, and expect to grant options to other officers and directors in connection with the offering. We will be required to expense the fair value of these share option grants over the vesting period based on their fair value at the date of the grant. We are still assessing the overall impact of the revised standard on our share-based compensation schemes.

Results of Operations

        The following tables set forth our results of operations expressed as a percentage of total revenues:

	For The Years Ended December 31,
	2001		2002		2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(000s omitted)
Sales	€6,459	100.0%	€5,915	100.0%	€6,532	100.0%
Cost of good sold	2,531	39.2	2,135	36.1	2,435	37.3
Gross margin—product sales	3,928	60.8	3,781	63.9	4,097	62.7
Other income and revenues	5	0.1	391	6.6	1,913	29.3

Total gross margin	3,933	60.9	4,172	70.5	6,010	92.0
Operating costs and expenses:
Research and development	3,231	50.0	2,909	49.2	3,808	58.3
General and administrative	793	12.3	864	14.6	854	13.1
Depreciation and amortization	185	2.9	102	1.7	67	1.0

	4,209	65.2	3,875	65.5	4,729	72.4

Operating Income	(276)	(4.3)	297	5.0	1,281	19.6
Other income, net	7	0.1	195	3.3	6	0.1
Foreign currency net exchange gain	—	—	268	4.5	156	2.4
Interest expense	(154)	(2.4)	(105)	(1.8)	(77)	(1.2)

Pre-tax income (loss)	(423)	(6.6)	655	11.0	1,366	20.9
Income tax expense (benefit)
Current	145	2.2	128	2.1	243	3.7
Deferred	13	0.2	108	1.8	(84)	(1.3)

Total income tax expense	158	2.4	236	3.9	159	2.4

Net income (loss)	€(581)	(9.0)%	€419	7.1%	€1,207	18.5%

	(000s omitted)
	For The Nine Month Periods Ended September 30,
	2003		2004
	Amount	Percent	Amount	Percent
	(unaudited)		(audited)
Sales	€4,553	100.0%	€1,962	100.0%
Cost of good sold	1,793	39.4	1,453	74.1

Gross margin—product sales	2,760	60.6	509	25.9
Other income and revenues	490	10.8	501	25.5

Total gross margin	3,250	71.4	1,010	51.4
Operating costs and expenses:
Research and development	2,781	61.1	2,709	138.1
General and administrative	628	13.8	1,209	61.6
Depreciation and amortization	54	1.2	112	5.7

	3,463	76.1	4,030	205.4

Operating Income	(213)	(4.7)	(3,020)	(154.0)
Other income (expense), net	(11)	(0.2)	68	3.5
Foreign currency net exchange gain	114	2.5	13	0.6
Interest expense	(35)	(0.8)	(65)	(3.2)

Pre-tax income (loss)	(145)	(3.2)	(3,004)	(153.1)
Income tax expense (benefit)
Current	73	1.6	48	2.4
Deferred	(12)	(0.3)	(28)	(1.4)

Total income tax expense	61	1.3	(20)	(1.0)

Net income (loss)	€(206)	(4.5)%	€(3,024)	(154.1)%

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Sales revenue.

        Our sales were €1.96 million for the nine months ended September 30, 2004 compared to €4.55 million for the comparable period in 2003, a decrease of 56.9%. The decrease was primarily due to a need to temporarily cease operations at our manufacturing facility from February 2004 through August 2004 to complete a major facility overhaul and upgrade. A decline in sales to our principal customer and affiliate, Sirton, due to decreased demand by Sirton's principal customer, Crinos, also contributed to the decrease.

Cost of goods sold.

        Our cost of goods sold was €1.45 million for the nine months ended September 30, 2004 compared to €1.79 million for the comparable period in 2003. Our cost of goods sold as a percentage of sales increased to 74.1% in 2004 from 39.4% in 2003. The increase in costs as a percentage of sales was primarily due to the absorption of the fixed portion of our production costs by a reduced level of sales and the cost of materials for testing batches of product as we restarted our facility after the upgrade.

Other income and revenues.

        Our other income and revenues was €0.5 million for the nine months ended September 30, 2004, in line with the €0.49 million for the comparable period in 2003. Other income is primarily due to our recognition of revenues for milestone payments received under our license agreement with Sigma Tau.

Research and development expenses.

        We incurred research and development expenses of €2.71 million for the nine months ended September 30, 2004 compared to €2.78 million for the comparable period in 2003. The expenses were primarily for the development of defibrotide for the treatment and prevention of VOD. The difference between the periods is primarily due to the timing and expenses incurred for clinical trials.

General and administrative expenses.

        Our general and administrative expenses were €1.21 million for the nine months ended September 30, 2004 compared to €0.63 million for the comparable period in 2003. The increase was primarily related to expenses incurred during the overhaul of our manufacturing facilities.

Depreciation and amortization.

        Depreciation and amortization amounted to €112 thousand for the nine months ended September 30, 2004 compared to €54 thousand for the comparable period in 2003. Depreciation expense excludes depreciation on our manufacturing facilities which are included in cost of goods sold.

Interest expense.

        Interest expense was €65 thousand for the nine months ended September 30, 2004 compared to €35 thousand for the comparable period in 2003. Interest expense increased because of our increased borrowings, including our new mortgage, our equipment financing, and loans from our affiliate, Sirton. Interest expense for the 2004 period is net of interest which was capitalized as part of our plant overhaul.

Income taxes.

        Income tax expense was €20 thousand on a pre-tax loss of €3.0 million for the nine months ended September 30, 2004. We incurred income tax expense of €61 thousand for the comparable 2003 period on a pre-tax loss of €145 thousand. In the 2004 period, the primary difference between our income taxes at statutory rates and as reported relates to the difference in the basis of assets. We had a deferred tax asset from net operating loss carry forwards that was offset by a valuation allowance due to our current and expected future losses. In the 2003 period, the primary difference between our income taxes at statutory rates and as reported is due to the effect of net operating loss carry forwards.

Net income (loss).

        Our net loss was €3.0 million for the nine months ended September 30, 2004 compared to a net loss of €206 thousand for the comparable 2003 period. The increased loss was primarily due to the decrease in revenues and the related decrease in gross margin and the increase in general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales revenue.

        Our sales were €6.53 million in 2003 compared to €5.92 million in 2002, an increase of 10.4%. The increase was primarily due to increased sales to Sirton during the second half of 2003 in anticipation of the need to temporarily cease operations at our manufacturing facility for an upgrade to the facility in 2004.

Cost of goods sold.

        Our cost of goods sold was €2.43 million in 2003 and €2.13 million 2002. Our cost of goods sold as a percentage of sales increased to 37.3% in 2003 from 36.1% in 2002. The increase in costs as a percentage of sales was primarily due to a change in the mix of our product revenues.

Other income and revenues

        Our other income and revenues was €1.91 million in 2003 compared to €0.39 million in 2002. The increase was primarily due to our recognition of revenues for milestone payments received under our license agreement with Sigma Tau.

Research and development expenses.

        We incurred research and development expenses of €3.81 million in 2003 compared to €2.91 million in 2002. The increase was primarily related to the timing and amount of research and development expenses for the development of defibrotide for the treatment and prevention of VOD and performance of related obligations under our license agreement with Sigma Tau.

General and administrative expenses.

        Our general and administrative expenses were €0.85 million in 2003, consistent with €0.86 million in 2002.

Depreciation and amortization.

        Depreciation and amortization was €67 thousand in 2003 compared to €102 thousand in 2002. The decrease was because some of assets were fully depreciated in 2002.

Interest expense.

        Interest expense was €77 thousand in 2003 compared to €105 thousand in 2002. The decrease was due to reductions in the principal balance of our mortgage debt.

Income taxes.

        Income tax expense was €159 thousand in 2003 compared to €236 thousand in 2002. The primary difference between income taxes at statutory rates and income taxes as reported is due to valuation allowances against our deferred tax assets as a result of our expected future operating losses.

Net income (loss).

        Our net income in 2003 was €1.2 million compared to €419 thousand in 2002. The increase was primarily due to the increase in other income partially offset by higher research and development expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales revenue.

        Our sales were €5.92 million in 2002 compared to €6.46 million in 2001, a decrease of 8.4%. The decrease was due to a decline in sales to our principal customer and affiliate, Sirton, due to decreased demand by Sirton's principal customer, Crinos.

Cost of goods sold.

        Our cost of goods sold was €2.14 million in 2002 compared to €2.53 million in 2001. Our cost of goods sold as a percentage of sales decreased to 36.1% in 2002 compared to 39.2% in 2001, primarily due to savings and other efficiencies realized in the transfer of certain production operations from Sirton to Gentium.

Other income and revenues

        Our other income and revenues was €391 thousand in 2002 and €5 thousand in 2001. The increase was primarily due to our recognition of revenues for milestones reached under our license agreement with Sigma Tau.

Research and development expenses.

        We incurred research and development expenses of €2.91 million in 2002 and €3.23 million in 2001. The decrease was related to the timing and amount of research and development expenses for the development of defibrotide for the treatment and prevention of VOD.

General and administrative expenses.

        Our general and administrative expenses were €864 thousand in 2002, consistent with €793 thousand in 2002.

Depreciation and amortization.

        Depreciation and amortization decreased to €102 thousand in 2002 from €185 thousand in 2001. The decrease was because some of our fixed assets were fully depreciated in 2001.

Interest expense.

        Interest expense was €105 thousand in 2002 compared to €154 thousand in 2001. The decrease was due to reductions in the principal balance of our mortgage debt.

Income taxes.

        Income tax expense was €236 thousand in 2002 and €158 thousand in 2001. Our income taxes in 2002 were consistent with the statutory rate. We had income tax expense on a pre-tax net loss in 2001 due to valuation allowances against our deferred tax assets due to our expected future operating losses.

Net income (loss).

        Our net income was €419 thousand in 2002 compared to a loss of €581 thousand in 2001. The increase in income was due to a variety of factors including lower research and development expenses in 2002 compared to 2001, and higher other income and gains from foreign currency exchange in 2002 offset to some extent by higher income taxes in 2002.

Liquidity and Capital Resources

        For the three years ended December 31, 2003 we funded our operations principally from operating cash flow, which included research grants, and the sale and licensing of intellectual property. For the nine months ended September 30, 2004, we funded our operations principally with loans from our affiliate and borrowings from financial institutions. Since then, we have funded our operations with the proceeds from the sale of our Series A senior convertible promissory notes, which are described below, and capital contributions from our parent, FinSirton.

        From February 2004 through August 2004, we temporarily ceased operations at our manufacturing facility for a major upgrade to the facility. In 2003, anticipating this cessation of operations, we increased our sales to our affiliate, Sirton, in order to provide them with adequate inventory during this period. As a result of the plant closure and our research and development expenses, we expect to incur a loss in 2004. For the nine months ended September 30, 2004, we used €1.7 million of cash in operating activities and we spent €4.5 million on capital expenditures. We used the proceeds of our Series A notes to fund our operations for the remainder of 2004, to repay a portion of the loans from Sirton, and to reduce our trade debt. We also plan to use part of the proceeds from the Series A senior convertible promissory notes for the expenses of this offering.

        From October 2004 through January 2005, we completed a private placement of €6,022,719 ($8,010,000) of Series A senior convertible promissory note and warrants to purchase 452,948 ordinary shares. The notes may be converted at 90% of the price per share of the shares sold in this offering (but not less than $6.00 per share), or 889,990 shares based on an assumed initial offering price of €7.52 ($10.00) per share in this offering. If the notes are not converted, they are due 30 days following completion of this offering. The notes bear interest at a per annum rate of 7% through March 31, 2005, 10% from April 2005 until maturity and the one-month LIBOR rate plus 12% after maturity. Payment of the principal and interest on the notes is senior in right of payment to all of our other indebtedness except indebtedness to Sirton in the amount of €3.0 million, a mortgage loan with Banca Nazionale del Lavoro in the approximate amount of €2.0 million, a loan with Cassa di Risparmio di Parma e Piacenza in the approximate amount of €487,100 and a loan with Cassa di Risparmio di Parma e Piacenza in the approximate amount of €387,760. Repayment of the notes is secured by a pledge by FinSirton of 1,650,000 of our ordinary shares. The warrants are exercisable for a period of four years and three months from the closing of this offering at 110% of the price per share of the shares sold in this offering.

        Our financial results for the nine months ended September 30, 2004 may not be indicative of our financial results for the full 2004 year. In particular, our September 30, 2004 results do not reflect the issuance of $8,010,000 of our Series A senior convertible promissory notes. Our future results of operations will reflect the interest expense we incur on the Series A senior convertible promissory notes. That interest expense will include the amortization of the original issue discount resulting from the inclusion of the warrants with the notes and any amortization of the value of the beneficial conversion feature resulting from the effective conversion price if the conversion price is determined to be less than the market value of our ordinary shares at the time of issuance of the notes.

        In January 2005, our parent, FinSirton, made a capital contribution to us in the amount of €1.6 million. These funds, along with part of the proceeds from our Series A senior convertible promissory notes, will be used to fund our operations and pay for the expenses of this offering.

        We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts. Our funding requirements will depend on numerous factors including:

  •
  whether we are able to commercialize and sell defibrotide for the uses for which we are developing it;

  •
  the scope and results of our clinical trials;

  •
  advancement of other product candidates in development;

  •
  the timing of, and the costs involved in, obtaining regulatory approvals;

  •
  the cost of manufacturing activities;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

  •
  our ability to establish and maintain additional collaborative arrangements.

        We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide for the treatment of VOD with multiple-organ failure. We believe that some of the key factors that will affect our internal and external sources of cash are:

  •
  our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide for the treatment of VOD with multiple-organ failure;

  •
  the success of our other clinical and pre-clinical development programs, including development of defibrotide for the prevention of all forms of VOD and to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation;

  •
  the receptivity of the capital markets to financings of biotechnology companies; and

  •
  our ability to enter into additional strategic agreements with corporate and academic collaborators and the success of such relationships.

        In 2005, we expect to use approximately €13.0 million of cash to fund operations and working capital requirements, including research and development, to incur capital expenditures of approximately €1.2 million and to use approximately €9.0 million to reduce the principal of our debt (including the assumed redemption of all of our Series A senior convertible promissory notes).

        We believe that our cash together with the proceeds from this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. Should this offering not be successful, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities. We will need to raise additional financing and/or enter into collaborative or licensing agreements in the future to fund continuing research and development for our product candidates, as well as any mergers or acquisitions in which we may engage. Changes in our operating plans, delays in obtaining approval to market our product candidates, lower than anticipated revenues, increased expenses or other events, including those described in "Risk Factors," may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

        Italian law provides that we may issue debt securities for an amount not exceeding twice the amount of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other reserves appearing on our latest balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a "share premium reserve", meaning amounts paid for our ordinary shares in excess of the capital. This limit must be observed at both the time of the issuance and until the debt securities are completely repaid by us.

Therefore, until any outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. Some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. We could recapitalize by means of issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

        In order to issue new equity, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then meet and approve that amendment to our bylaws. These meetings take time to call. Also, our shareholders can authorize an increase to our capital for only five years. If authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. Finally, once our shareholders authorize a capital increase, we must issue all of those authorized shares before the shareholders may authorize a new capital increase. These restrictions could limit our ability to issue new equity on a timely basis.

        If we are unable to obtain additional financing, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financing condition and operating results.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

        Our major contractual obligations and commitments relate to our real estate mortgages, other financing from banks and financial institutions, our Series A senior convertible promissory notes and various service agreements (including those related to our clinical trials). The closings of our offering of Series A senior convertible promissory notes offering occurred from October 2004 through January 2005. Any of the Series A senior convertible promissory notes which are not converted into our ordinary shares will be repaid with the proceeds of this offering.

        The following table summarizes our long-term commitments as of December 31, 2003.

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(000s omitted)
Long-Term Debt Obligations:
Mortgage loans	€1,004	€375	€629	€—	€—
Capital leases	25	25	—	—	—
Research loans	482	—	233	140	109

	1,511	400	862	140	109

Purchase Obligations and Operating Leases:
Inter- company services and rent	629	629	—	—	—
Clinical research	598	333	265	—	—
Consultants	203	154	49	—	—

	1,430	1,116	314	—	—

Total	€2,941	€1,516	€1,176	€140	€109

        We have a mortgage loan with Banca Nazionale del Lavoro (BNL) that was originally granted for €1.549 million in May 1999 and bears interest at the six-month Euribor rate plus 1.0%. The loan is secured by some of our real property and was originally granted to our affiliate, Sirton, but we assumed it in 2002 in connection with a corporate reorganization of Sirton. We are required to make installment payments on the loan every six months until the final maturity in February 2006.

        We have another mortgage loan with BNL originally granted for €1.291 million in November 1996 that bears interest at the six-month Euribor rate plus 1.75%. The loan is secured by a mortgage on some of our real property and was originally granted to our affiliate, Sirton, but we assumed it in 2002 as part of the corporate reorganization of Sirton. We are required to make installment payments on the loan every six months until the final maturity in October, 2006.

        We received a loan commitment from the Minister for University and Research for up to €653,000 granted through San Paolo-IMI Bank. The loan is for financing research and development of defibrotide for the treatment and prevention of VOD, and it bears interest at 1.0% per annum. In order to receive advances on the loan, we must provide the Minister with documentation supporting research and development expenses. We will need to repay these loans in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012. Our current expectation is that the related research and development work will be completed by the end of 2006, therefore, the balance is reflected as maturing in 2007. At September 30, 2004, €171,000 was available for advance under the loan.

        Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and related consulting services for advice regarding FDA issues.

        The following table summarizes our long-term commitments as of September 30, 2004.

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(000s omitted)
Long-Term Debt Obligations:
Mortgage loans	€2,697	€374	€1,524	€799	€—
Loans from Sirton	3,000	3,000	—	—	—
Capital lease	6	6	—	—	—
Equipment loans	875	175	525	175	—
Research loan	482	32	200	140	110

	7,060	3,587	2,249	1,114	110

Purchase Obligations and Operating Leases:
Inter-company services and rent	685	550	135	—	—
Clinical research	390	390	—	—	—
Consultants	178	178	—	—	—

	1,253	1,118	135	—	—

Total	€8,313	€4,705	€2,384	€1,114	€110

        During 2004, we received a series of loans from our affiliate, Sirton, in the aggregate amount of €3.0 million. These loans bear interest at 3.5% per annum and mature on October 1, 2008. We repaid €0.8 million in 2004 and €0.7 million in January 2005 from the proceeds of our Series A senior convertible promissory notes. Because our majority shareholder controls us and Sirton, and because we have already repaid a portion of the debt before the scheduled maturity date, we have classified these notes as current liabilities.

        On July 9, 2004, we obtained a loan in the approximate amount of €487 thousand from Cassa di Risparmio di Parma e Piacenza. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on our equipment and machinery. On August 4, 2004, we obtained an additional loan in the amount of €388 thousand from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions.

        On July 20, 2004, we obtained a third mortgage loan in the amount of €2.0 million from BNL. The mortgage loan is secured by real estate owned by us and real estate owned by Sirton, and by a guarantee executed by FinSirton. In addition, payment of up to €1.0 million of our trade payables to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan. No payment or prepayment of up to €1.0 million of the trade payables to Sirton may be made until our obligations under the mortgage loan are performed in full. Amounts due under the mortgage loan will bear interest at the six-month Euribor rate plus 1.40%. The mortgage loan will mature on August 6, 2010.

        Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and related consulting services for advice regarding FDA issues.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

        As of September 30, 2004, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy which we believe are of acceptable credit quality. We use interest rate swaps on our floating rate mortgage debt to hedge the risk of rising rates. We do not believe we are exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks and our floating rate debt (to the extent we are not protected by interest rate hedges) and, therefore, our current exposure to interest rate risk is minimal. After this offering, pending the application of the proceeds, we expect to invest our excess cash balances in short-term investment grade, interest bearing, debt instruments or bank deposits. The amount of interest income we earn on these funds will decline with a decline in interest rates.

        Substantially all of our current revenue generating operations are transacted in the euro and substantially all of our assets and liabilities are denominated in the euro. In the future, we expect to transact business in the United States dollar and other currencies. The value of the euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any change in the value of the euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition. To the extent we hold assets denominated in United States dollars, including proceeds from this offering, any appreciation of the euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.

Trends

        In 2003, in anticipation of temporarily ceasing operations at our manufacturing facility for its upgrade, we increased our production and sales to Sirton so that Sirton would have adequate inventories to meet their needs during this period. Therefore, our revenues in 2003 were higher than they otherwise would have been and we do not expect the revenues from our existing products to reach that level again in the foreseeable future. In addition, as a result of the temporary cessation of operations from February through August of 2004, our revenues in 2004 were substantially less than they otherwise would have been. Therefore, comparing our operating results during these periods may not be an accurate indication of our future operating results.

        Substantially all of our sales in 2001, 2002 and 2003, and approximately 87% of our sales in the first nine months of 2004 have been to Sirton. Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos. Sirton's demand for our products has decreased over the past several years due a decreased demand for its products by Crinos. We expect this trend to continue over the next several years until and unless both we and Sirton develop new customers.

        On November 11, 2003, we entered into a Supply Agreement with Samil Pharm. Co., Ltd., a Korean corporation. Under this agreement, we supply Samil with sulglicotide, and Samil has the following purchase obligations:

Period	Purchase Amount
January 20, 2004 to June 20, 2005	at least 1,600 kilograms
June 20, 2005 to June 20, 2006	at least 2,600 kilograms
June 20, 2006 to June 20, 2007	at least 3,400 kilograms
After June 20, 2007	to be renegotiated

BUSINESS

OVERVIEW

        We are a biopharmaceutical company focused on the discovery, research, development and manufacture of drugs for the treatment and prevention of a variety of vascular diseases and conditions related to cancer and cancer treatments. Our core area of expertise is drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA). In particular, we are developing our most advanced product candidates to target disorders and diseases of blood vessels caused by toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. We are also pursuing the use of these drugs to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation, a widely used cancer treatment to mitigate the effects of toxic cancer treatments. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We have also developed a formulation of the drug mesalazine for the treatment of inflammatory bowel disease.

        We were originally formed in 1993 as Pharma Research S.r.L., a private Italian company, to pursue research and development of pharmaceutical specialty products. We are part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970s. We and our predecessors have manufactured and marketed defibrotide in Italy for the treatment of deep vein thrombosis since 1986 and for both the treatment and prevention of all vascular disease with risk of thrombosis since 1993. Our manufacturing process was granted a U.S. patent and a European patent in 1991. In December 2000 we became a corporation and in July 2001 we changed our name to Gentium S.p.A. Beginning in 2002, we licensed the right to sell defibrotide for certain uses in Italy to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG, a large multinational pharmaceutical company.

        Building upon our extensive research and clinical experience with defibrotide in Europe, we are now developing it for additional uses, including the treatment and prevention of hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked, primarily as a result of toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. The Dana-Farber Cancer Institute at Harvard University completed an 88-patient Phase I/II clinical trial in the United States and is conducting a Phase II clinical trial in the United States in which more than 100 patients have been treated to date, and additional patients continue to be accepted for humanitarian reasons, for the use of our product defibrotide to treat a severe form of VOD with multiple-organ failure. VOD with multiple-organ failure is a potentially devastating complication with a mortality rate in excess of 80%. We believe that, currently, there is no drug approved by European regulators or the United States Food and Drug Administration, or FDA, for the treatment or prevention of VOD. In May 2003, the FDA designated defibrotide as an orphan drug for use in the treatment of VOD and made grants of approximately €394,748 ($525,000) to Dana-Farber supporting research for this use. We have supported this research with a grant of approximately €338,355 ($450,000) to Dana-Farber. In July 2004, the European Commission granted us orphan medicinal product designation for the use of defibrotide in both the treatment and prevention of VOD. Under agreements with Dana-Farber, we are able to use data generated in the clinical trials they sponsor in seeking regulatory approvals.

        On December 6, 2004, the Dana-Farber investigator who is sponsoring the Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure presented the results of treatment of 115 of the patients to the American Society of Hematology. The presentation indicated that the survival rate after 100 days for the 101 patients for whom that information was available was approximately 41% with minimal adverse side effects as compared to the 80% fatality rate at 100 days historically associated with VOD with multiple-organ failure. Due to the historically high fatality rate and lack of treatments, we believe there is an immediate need for a drug for the treatment of VOD with multiple-organ failure. The FDA has a "fast track" designation program which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We therefore intend to apply to the FDA for fast track designation for defibrotide to treat VOD with multiple-organ failure. We also intend to continue development of this use of defibrotide in Europe. If we are successful in obtaining FDA approval and/or European regulatory approval for this initial use, we expect that the cash flows from operations generated by defibrotide will facilitate further development of defibrotide for other uses and our ultimate goal of FDA and regulatory approval for other uses of defibrotide, including:

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  the prevention of all forms of VOD; and

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  to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation.

        If we are successful in bringing these initial product candidates to market, we intend to use the cash flow from operations generated by them and our current products to continue to discover and develop additional uses of defibrotide, such as to prevent deep vein thrombosis in markets outside of Italy and to treat multiple myeloma, and to develop other drugs, such as oligotide (which we believe may protect against damage to blood vessel wall cells caused by a particular cancer treatment) and Gen 301 (which we believe may prevent and treat oral ulcers that often develop during and after cancer treatments). Some of these product candidates will be very expensive to develop, and we will need to either raise additional funds through debt and/or equity financings, or enter into strategic partnerships, or both, to complete these developments.

        Our strategy is to enter into collaborative and strategic agreements to assist us in the development, manufacturing and marketing of our products and product candidates. To date, we have licensed the right to market defibrotide in the United States, upon FDA approval, for the treatment of VOD to Sigma-Tau Industrie Farmaceutiche Riunite S.p.A, an Italy-based private pharmaceutical company that is the principal operating subsidiary of Finanziaria Sigma Tau S.p.A. Finanziaria reported 2003 revenues of €663 million. Its United States subsidiary, Sigma Tau Pharmaceuticals, Inc., markets drug treatments for rare conditions and diseases. We sold the rights to develop and sell our formulation of mesalazine in Canada and the United States, upon FDA approval, to Axcan Pharma, Inc., a specialty pharmaceutical company with offices in North America and Europe with reported revenues of $243.6 million in its fiscal 2004. Axcan reported that approximately 21% of these revenues were derived from the sales of formulations of mesalazine, which did not include our formulation of mesalazine since the FDA has not yet approved our formulation. We licensed the right to distribute mesalazine in Italy to Crinos, a subsidiary of Stada Arzneimittel AG. Crinos also markets defibrotide in Italy for both the treatment and prevention of vascular disease with risk of thrombosis under a semi-exclusive license agreement with us. Stada reported 2003 revenues of €745 million. We intend to continue to seek similar agreements with strategic partners as to other products and product candidates.

        We own a manufacturing facility near Como, Italy which currently produces defibrotide, calcium heparin and sulglicotide. During 2004, we temporarily suspended our production of most of these products for approximately eight months in order to complete an upgrade that cost approximately €7.2 million, which we believe will facilitate the FDA and European regulatory approval process for our product candidates and enable our future production. In anticipation of the renovations completed in 2004, we temporarily increased our production shifts and deliveries in 2003. As a result, period to period comparisons of our 2003 and 2004 revenues will be difficult.

MARKET OVERVIEW

        The American Cancer Society estimates that in 2004 approximately 1.4 million new patients in the United States will be diagnosed with cancer and that there will be approximately 564,000 patient deaths attributable to these cancers. Cancer is a group of diseases characterized by uncontrolled growth and spread of abnormal cells. If the spread is not controlled, it can result in death. Most cancer patients will receive one or more of chemotherapy, radiation therapy and hormone therapy.

        We are developing our most advanced product candidates to target disorders and diseases of the blood vessels, such as VOD, caused by toxic cancer treatments, and to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation.

        Chemotherapy, radiation therapy and hormone therapy treatments for cancer are used to target and kill cancer cells. In some cases, the therapy treats the cancer directly; in other cases, it is administered to prepare the patient for a stem cell or bone marrow transplant, which treats cancer or other diseases. Unfortunately, these therapies often have significant negative side effects, including damage to the cells that line the blood vessel walls. The damage to these cells can lead to various disorders of the vascular system. Some patients may not be able to continue with cancer treatments because they develop these vascular system complications; other patients considered at high risk of developing these vascular system complications may not receive optimal cancer treatments or any treatment at all.

        VOD.    One of the disorders of the vascular system that can result from chemotherapy, radiation therapy and hormone therapy is VOD. VOD is a condition in which the damage to the cells that line the walls of small veins in the liver causes swelling of those walls, which blocks some of those veins. VOD can cause damage to the liver and, in its severe form, leads to failure of the liver and other organs (multiple-organ failure), which usually results in death. The mortality rate for VOD with multiple organ failure is more than 80% and there are no FDA or European regulatory approved treatments at this time. All forms of VOD pose a severe risk to the victim's health. Venooclusive Disease of the Liver Following Bone Marrow Transplantation, a 1987 seminal article on this disorder, states that in a 1982 to 1985 study of 235 patients undergoing bone marrow transplants, 22% of the patients developed VOD. Our independent review of almost 200 trade articles, including a 1999 article written by the Dana-Farber investigator who is sponsoring the clinical trials of defibrotide to treat VOD with multiple-organ failure, has similarly indicated that approximately 20% of people who receive stem cell or bone marrow transplants contract VOD. The International Bone Marrow Transplant Registry estimates that approximately 45,000 people worldwide received blood and bone marrow transplants in 2002.

        Stem cells transplants.    A stem cell transplant is a medical procedure that involves collecting stem cells from the blood of a patient before chemotherapy, radiation therapy or hormone therapy or a compatible donor intravenously and then re-administering them to the patient after the treatment. Stem cell transplants are used to treat side effects of certain cancer therapies. One side effect of chemotherapy, radiation therapy and hormone therapy is that these treatments can permanently damage the bone marrow, which inhibits or halts the production of blood cells and can be life threatening. There are many different types of blood cells, but they all develop from stem cells. Most of these stem cells are found in the bone marrow (the soft inside part of the bone), although some are found in the blood (peripheral blood stem cells). Doctors may use stem cell transplants to regenerate bone marrow after these cancer therapies. Stem cell transplants can also be used to treat some cancers directly, in addition to treating this side effect of some cancer treatments.

        Peripheral blood stem cell transplants are less invasive than bone marrow transplants, which require a surgical procedure to remove bone marrow from the patient's or donor's bones. However, since blood is not as rich in stem cells as bone marrow, the availability of adequate amounts of peripheral blood stem cells from the patient or a compatible donor is critical to the effectiveness of a peripheral blood stem cell transplant. The International Bone Marrow Transplant Registry estimates that approximately 45,000 people worldwide received blood and bone marrow transplants in 2002.

STRATEGY

        Our goal is to discover, research, develop and manufacture drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA) for the treatment and prevention of a variety of vascular diseases and conditions related to cancer and cancer treatments. The primary elements of our strategy include:

  •
  Obtain approval to use defibrotide for treatment of VOD with multiple organ failure.  On December 6, 2004, the Dana-Farber investigator who is sponsoring the Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure presented the results of treatment of 115 of the patients to the American Society of Hematology. The presentation indicated that the survival rate after 100 days for the 101 patients for whom that information was available was approximately 41% after 100 days with minimal adverse side effects as compared to the 80% fatality rate at 100 days historically associated with VOD with multiple-organ failure. Due to the historically high fatality rate, and the lack of treatments, we believe there is an immediate need for a drug for the treatment of VOD with multiple-organ failure. The FDA has a "fast track" designation which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We therefore intend to apply to the FDA for fast track designation for defibrotide to treat VOD with multiple-organ failure. We also intend to continue development of this use of defibrotide in Europe. If we are successful in obtaining FDA approval and/or European regulatory approval for this initial use, we expect that the cash flows from operations generated by defibrotide will facilitate further development of defibrotide for other uses and our ultimate goal of FDA and regulatory approval for other uses.

  •
  Expand approval of defibrotide to include prevention against all forms of VOD.  A preliminary study indicated that defibrotide may provide safe and effective protection against all forms of VOD. We are cosponsoring a Phase II/III clinical trial for this use of defibrotide in children in Europe and expect to cosponsor another Phase II clinical trial in Europe for this use of defibrotide in adults in the first quarter of 2005. If the clinical trials confirm the preliminary indications, we intend to pursue further development in Europe and initiate development in the United States, and ultimately to apply for FDA and European regulatory approval for this use.

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  Further expand approval of defibrotide to include mobilizing and increasing the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation.  Based on preclinical studies in rodents and non-human primates, we believe that defibrotide may effectively mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation. The National Institute of Tumors of Milan is conducting a Phase I/II clinical trial in Italy to evaluate the safety and effectiveness of defibrotide for this use in humans. If the clinical trial indicates such effectiveness, we intend to pursue further development in Europe and initiate development in the United States, and ultimately to apply for FDA and European regulatory approval for this use.

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  Discover and develop additional product candidates.  We have conducted preclinical studies of other uses of defibrotide and of other drugs in our pipeline. We plan to continue to develop these product candidates and to further expand the possible markets for our products and product candidates. If we are successful in bringing our initial product candidates to market, we intend to use our cash flow from operations generated by them and our current products to continue to fund some of the costs needed to develop these product candidates. Some of these product candidates will be very expensive to develop, and we will need to either raise additional funds through debt and/or equity financings, or enter into strategic partnerships, or both, to complete these developments.

  •
  Increase our marketing capacity through strategic partnerships.  We have already entered into a strategic license agreement with Sigma-Tau to market defibrotide for the treatment of VOD in the United States and have granted Sigma-Tau a right of first refusal to market defibrotide for the prevention of all forms of VOD, to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation and in non-intravenous forms. We intend to pursue similar agreements with Sigma-Tau and other strategic partners to market defibrotide in other jurisdictions and to market our other product candidates. We expect that these collaborations will allow us to focus our resources on research, development and manufacturing.

ADVANCED PRODUCT CANDIDATES

        We have extensive experience developing and manufacturing drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides. We intend to continue to focus on drugs designed to target disorders and diseases of the blood vessels, such as VOD, caused by toxic cancer treatments, and to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to others for sale in Italy. Our most advanced product candidates and their stages of development are set forth below.

Product candidate	Intended use	Orphan drug designation	Territory and status of clinical trial	Sponsor of clinical trial	Centers participating in clinical trial
Defibrotide	Treatment of VOD with multiple organ failure	Orphan drug designation in the United States and Europe	United States, Phase I/II, results published in 2002	Investigator at Dana-Farber Cancer Institute at Harvard University	Dana Farber Cancer Institute, Boston;
Brigham and Women's Hospital, Boston;
The Children's Hospital, Boston;
Massachusetts General Hospital, Boston;
Beth Israel Deaconess Medical Center, Boston;
Columbia University, New York;
Loyola University Medical Center, Chicago;
University of Colorado Health Center, Denver;
Duke University Medical Center, Durham;
Johns Hopkins Oncology Center, Baltimore
Fred Hutchinson Cancer Research Center, Seattle.
	Treatment of VOD with multiple organ failure		United States, Phase II, ongoing	Investigator at Dana-Farber Cancer Institute at Harvard University
Dana Farber Cancer Institute, Boston;
Brigham and Women's Hospital, Boston;
The Children's Hospital, Boston;
Massachusetts General Hospital, Boston;
Beth Israel Deaconess Medical Center, Boston;
Fred Hutchinson Cancer Research Center, Seattle;
Duke University Medical Center, Durham;
Johns Hopkins Oncology Center, Baltimore;
Memorial Sloan Kettering Cancer Center, New York;
City of Hope, Duarte
	Treatment of VOD with and without multiple organ failure		Europe, "Compassionate use" study, results published in 2000	Committee of clinical investigators	Christie Hospital, Manchester Royal Free Hospital, London Ospedali Riuniti, Bergamo University Hospital, Munich University Hospital, Graz

	Treatment of VOD		Europe and Israel, Phase II/III, ongoing	Consorzio Mario Negri Sud
Hospital Necker Enfants, Paris
Hospital St. Louis, Paris
Hospital E. Herriot, Lyon
University Hospital, Nantes
Institut Jules Bordet, Bruxelles
AZ. St. Jan, Brugge
University Hospital Gathuisberg, Leuven
University Hospital, Gent
Hospital Riuniti, Bergamo
Hospital Careggi, Firenze
Christie Hospital, Manchester
Bristol Royal Hosp. for Children, Bristol
ACZA Stuivenberg, Antwerpen
Academic Hospital, Rotterdam
Rambam Medical Center, Haifa
Hadassah University, Jerusalem
University Hospital, Basel
	Treatment of VOD with multiple organ failure		United States, Phase III, anticipated for 2005	Gentium
Dana Farber Cancer Institute, Boston
Brigham and Women's Hospital, Boston
The Children's Hospital, Boston
Massachusetts General Hospital, Boston
Beth Israel Deaconess Medical Center, Boston
Fred Hutchinson Cancer Research Center, Seattle
Duke University Medical Center, Durham
Johns Hopkins Oncology Center, Baltimore
Memorial Sloan Kettering Cancer Center, New York
City of Hope, Duarte
Children Hospital of Philadelphia
MD Anderson Cancer Center, Houston
Defibrotide	Prevention against all forms of VOD	Orphan drug designation in Europe	Switzerland preliminary pilot clinical study completed	University Hospital of Geneva	University Hospital of Geneva
			Europe, Phase II/III, ongoing	European Group for Blood and Marrow Transplants and Gentium
Pediatric Hematology Centers of Frankfurt,
Ulm, Tübingen, Jena, Kiel, Düsseldorf,
München, Muenster, Hannover,
Dresden, Hamburg, Zürich,
Genf, Bern, Graz, Wien, Tivka, Israel,
Leiden, Utrecht, Goeteborg, Upsala,
Huddinge, Lund; London, Bristol, Genua, Monza
			Europe, Phase II, anticipated for 2005	European Group for Blood and Marrow Transplants and Gentium	Trial has not started yet
Defibrotide	Increase number of stem cells available for stem cell transplants	N/A	Italy, preclinical studies, completed	National Institute of Tumors of Milan	National Institute of Tumors of Milan
		Italy, Phase I/II, ongoing	National Institute of Tumors of Milan	National Institute of Tumors of Milan

Defibrotide for the treatment of VOD with multiple organ failure

        We are developing our leading product candidate, defibrotide, for the treatment of VOD with multiple organ failure. In May 2003, the FDA designated defibrotide as an orphan drug for the treatment of VOD. If the FDA approves the New Drug Application that we intend to file before approving a New Drug Application filed by anyone else for this use of defibrotide, the orphan drug designation will provide us with limited market exclusivity for seven years from the date of the FDA's approval of our New Drug Application. In July 2004, the Commission of the European Communities designated defibrotide for the treatment and prevention of VOD as an orphan medicinal product, which is similar to being designated an orphan drug by the FDA. Under European regulation, if the European regulators grant us a marketing authorization for this use of defibrotide, this designation will provide us with limited market exclusivity for ten years after date of the approval.

        Due to the historically high fatality rate and lack of treatments, we believe there is an immediate need for a drug for the treatment of VOD with multiple-organ failure. The FDA has a "fast track" designation program which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We therefore intend to apply to the FDA for fast track designation for defibrotide to treat VOD with multiple-organ failure.

        In 2000, the British Journal of Hematology published the results of a 40 patient "compassionate use" study of defibrotide to treat VOD conducted in 19 centers in Europe from December 1997 to June 1999. The patients received doses ranging from 10 mg/kg/day to 40 mg/kg/day. 22 patients, or 55%, achieved a complete response and 19, or 47.5%, survived more than 100 days. Three of the 22 patients who achieved a complete response died of other causes prior to 100 days. 28 patients were judged likely to die or had evidence of multiple-organ failure, and 10, or 36%, of these patients achieved a complete response and survived more than 100 days. A complete response means that the symptoms and signs of VOD were resolved after the defibrotide treatment. The 100 day survival rate is a milestone generally used to determine transplant success. This publication stated that the defibrotide was generally safely administered with no significant side-effects.

        In 2002, the results from 88 patients with VOD with multiple-organ failure following stem cell transplants who were treated with defibrotide were published. This publication reported data on 19 patients treated under individual Investigational New Drug Applications and on a subsequent 69 patient multi-center Phase I/II clinical trial that we funded and that was conducted under an Investigational New Drug Application filed by a Dana-Farber investigator. The primary goal of the trial was the assessment of the potential effectiveness of the drug and its side effects, if any. All patients in the clinical trial received defibrotide on an emergency basis. The patients received a initial dose of 10 mg/kg/day of defibrotide, which was increased by 10 mg every two days up to a maximum of 60 mg/kg/day depending on the patient's clinical response to the treatment. This publication stated that 35.2% of the patients survived at least 100 days after transplant with only minimal adverse side effects.

        The Dana-Farber investigator also sponsored, under its Investigational New Drug Application, a Phase II clinical trial in the United States of defibrotide in more than 100 stem cell transplant patients to date with VOD with multiple organ failure involving eight cancer centers. This trial was funded by us and approximately €394,748 ($525,000) in grants from the orphan drug division of the FDA. The Dana-Farber investigator continues to add additional patients pending commencement of Phase III trials or FDA market approval because of the life saving nature of the drug. The purpose of this trial is to evaluate the effectiveness of this drug, including the effect of the drug on the mortality rate of patients with VOD with multiple-organ failure, the effective dosage and potential adverse side effects. All the patients in this trial receive defibrotide at doses of either 25 or 40 mg/kg/day, which was established based on the results of the Phase I/II trial. On December 6, 2004, the Dana-Farber investigator presented the results of 115 of the patients to the American Society of Hematology. The presentation indicated that the survival rate after 100 days for the 101 patients for whom that information was available was approximately 41% after 100 days with minimal adverse side effects.

        Based upon the results of the Phase I/II clinical trial and of the Phase II clinical trial to date and the potential life-saving nature of the drug, we intend to apply to the FDA for fast track designation for defibrotide to treat VOD with multiple organ failure. Fast track designation, if granted, may shorten and facilitate the approval process. When the FDA does grant a fast track designation for a drug such as defibrotide, it typically requires a commitment for post-approval (Phase IV) clinical trials, subjects promotional copy to increase scrutiny and provides procedures for expedited withdrawal.

        We expect to start a Phase III clinical trial in the United States for this use after we have reached an agreement with the FDA on the study design for the trial. We intend to sponsor and conduct the Phase III clinical trial and any additional clinical trials required by the FDA under our own Investigational New Drug Application that we submitted to the FDA in December 2003, instead of under Dana-Faber's Investigational New Drug Application. Sponsoring and conducting the additional clinical trials under our own Investigational New Drug Application will allow us to communicate directly with the FDA regarding the development of this drug for marketing approval.

        Consorzio Mario Negri Sud is conducting a multi-center Phase II/III clinical trial in Europe and Israel of defibrotide to treat VOD after stem cell transplants. We expect this trial to include approximately 340 patients, of which approximately 60 had been enrolled at December 31, 2004. We are funding the costs of this clinical trial. The trial is scheduled to be concluded by the end of 2006. Patients in the trial randomly receive either 40mg/kg/day of defibrotide or no defibrotide at all.

Defibrotide for prevention against all forms of VOD

        We believe there is a significant market opportunity for defibrotide to prevent against all forms of VOD for patients at risk of developing VOD. Many recipients of high doses of chemotherapy, radiation therapy or hormone therapy or of therapies that prepare for stem cell transplants have an elevated risk of developing VOD. We believe that, currently, there are no FDA or European regulatory approved drugs for the prevention of VOD.

        A preliminary pilot clinical study in Switzerland by the University Hospital of Geneva on defibrotide, in patients at high risk of VOD, suggested that defibrotide may provide effective and safe prevention against VOD. The study tested patients who received stem cell transplants. None of 52 successive transplant patients who received defibrotide as a preventative agent developed VOD. In addition, no adverse side effects were reported for patients who received defibrotide in the study. By comparison, 10 of 52 patients who underwent transplants in the same center before the study developed VOD, which was fatal in three cases.

        We are cosponsoring with the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, a Phase II/III clinical trial in Europe for the use of defibrotide for the prevention of all forms of VOD in children. We expect this study to include 270 pediatric patients enrolled by several centers in Europe. We expect to start a second Phase II clinical trial of the use of defibrotide for the prevention of all forms of VOD in adults with a committee of clinical investigators in the first quarter of 2005. We expect this trial to include approximately 300 patients enrolled by several centers in Europe, who will randomly receive either defibrotide or no treatment.

Defibrotide to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation

        We believe that we may be able to further expand our market for defibrotide to include the use of the drug to increase the number of adult stem cells available for stem cell transplants. Preclinical studies conducted by The National Institute of Tumors of Milan in rodents and non-human primates

(rhesus monkeys) used defibrotide in combination with G-CSF, a drug commonly used to cause stem cells to migrate (mobilize) from the bone marrow into the blood circulatory system for collection and transplant. The preclinical study in rodents showed a statistically significant increase in certain types of stem cells available for transplant. The preclinical study in primates showed that the number of stem cells available for transplant increased by a factor of six.

        The National Institute of Tumors of Milan is now conducting a Phase I/II clinical trial in Italy to evaluate the safety and effectiveness of defibrotide to increase the number of stem cells available for transplant when used with G-CSF in humans. The primary objective of this study is to determine the dose of defibrotide to be injected over a 24-hour period by continuous intravenous injection necessary to increase the number of stem cells to the level that was obtained in the rhesus monkeys study. Patients who do not achieve a target number of stem cells available for transplant after an initial treatment with G-CSF will be eligible to be enrolled for this study. The patients receive an initial dose of 3.2 g/day. Subsequent dose levels are calculated according to an accelerated dose escalation scheme. The total number of patients to be included in the study will vary from a minimum of 6 to a maximum of 24, depending on the occurrence of any type and grade of negative side effects related to the defibrotide.

ADDITIONAL PRODUCT CANDIDATES

        We have conducted preclinical studies of other uses of defibrotide and of other drugs in our pipeline. We plan to continue to develop these product candidates to further expand the possible markets for our products. If we are successful in bringing our initial product candidates to market, we intend to use our cash flow from operations generated by them and our current products to continue fund some of the costs needed to develop these product candidates. Some of these product candidates will be very expensive to develop, and we will need to either raise additional funds through debt and/or equity financings, or enter into strategic partnerships, or both, to complete these developments.

Product Candidate	Intended Use	Stage of Development
Defibrotide	Oral administration to prevent deep vein thrombosis outside Italy	Phase I/II completed in Denmark
Mesalazine	Treatment of inflammatory bowel disease	Phase III in United States and Canada
Defibrotide	Treatment of multiple myeloma	Preclinical in United States
Oligotide	Protection against damage (apoptosis) of cells of the blood vessel walls caused by fludarabine, a chemotherapy agent	Preclinical in Germany
Gen 301	Prevention and treatment of mucositis	Preclinical in England

Defibrotide for prevention against deep vein thrombosis

        We and our predecessors have manufactured and marketed defibrotide in Italy for the treatment of deep vein thrombosis since 1986 and for both the treatment and prevention of all vascular disease with risk of thrombosis since 1993. These uses of defibrotide both involve intra-venous injection and oral administration. Beginning in 2002, we licensed the right to sell defibrotide for this use in Italy to Crinos.

        Vascular disease with risk of thrombosis refers to several serious cardiovascular conditions, one of which is deep vein thrombosis. Deep vein thrombosis is a blockage of the veins in the legs that can have many causes, including hip surgery, pregnancy, cancer and cancer therapies and injuries. Deep vein thrombosis can lead to pulmonary embolism, the dislodging and migration of blood clots to the lungs, which is often fatal.

        Our future plans include the development of oral administration of defibrotide for the prevention of deep vein thrombosis for markets outside of Italy. We concluded a 50-patient Phase I/II clinical trial of defibrotide to prevent deep vein thrombosis in Denmark in 2002. In this clinical trial, the defibrotide was administered through intra-venous injection for up to two days followed by oral administration for a further three to six days. Based on the results of this trial and prior use of defibrotide to treat deep vein thrombosis in Italy, we believe that defibrotide may be effective in preventing deep vein thrombosis. We believe that the largest market opportunity for this use of defibrotide involves administering it orally, as this would allow patients to take the drug at home instead of a hospital. We would need to conduct additional clinical trials in markets outside of Italy to explore the safety and effectiveness of oral administration of defibrotide for this use.

Mesalazine

        Inflammatory bowel disease, or ulcerative colitis, is a disease that causes inflammation and lesions in the large intestine. We have created a new gel formulation of mesalazine, an anti-inflammatory product intended to treat the disease. In 2002 we sold to Axcan the exclusive rights to develop and market in Canada and the United States our formulation of mesalazine to be developed for the treatment of inflammatory bowel disease. Axcan is a Canadian pharmaceutical company that specializes in gastrointestinal therapies and markets its products through its own sales force in North America and Europe. Axcan had €183.2 million ($243.6 million) in revenue in its fiscal 2004, and estimates that the market for existing forms of mesalazine in the United States and Canada is approximately €71.4 million ($95 million) per year. In addition to certain upfront payments, Axcan has agreed to pay us deferred consideration in the amount of 4% of Axcan's net sales of mesalazine in Canada and the United States during the first ten years of its commercialization.

        Axcan has initiated an open-label, randomized 180-patient Phase III study to assess the evolution of the clinical symptoms of inflammatory bowel disease during the induction of remission by our formulation of mesalazine. This study is being supported by two 50-patient placebo-controlled studies. Axcan has reported that they expect to complete the Phase III study and "launch" the formulation in 2006 if it is approved by Health Canada and/or the FDA. We believe that patients will tolerate our formulation of mesalazine better than other companies' formulations.

        We also licensed the rights to develop and sell our formulation of mesalazine in Italy to Crinos, which has a right of first refusal to license the rights for substantially all other European countries.

Defibrotide for the treatment of multiple myeloma

        Preclinical studies conducted by the Myeloma Center of the Dana-Farber Cancer Institute at Harvard University on human multiple myeloma in rodents suggests that defibrotide's effect on the cells of blood vessel walls may help increase the effectiveness of other treatments for multiple myeloma. In particular, the overall survival rate of rodents with human multiple myeloma increased and tumor volume decreased when the animals were administered defibrotide in combination with other agents. The Myeloma Center of Dana-Farber is conducting additional preclinical studies of defibrotide's effects on multiple myeloma.

Oligotide

        We are developing oligotide, another product derived from natural DNA. One particular chemotherapy agent, fludarabine, causes damage, specifically apoptosis (a series of events in a cell that leads to its death) of blood vessel wall cells, which is an undesirable toxic effect of the chemotherapy. Researchers at the University of Regensburg, Germany, performed preclinical studies showing that oligotide, when used in combination with fludarabine, reduced the level of apoptosis in the cells of blood vessel walls to approximately the same level normally found in cells that have not been treated with fludarabine. We believe there is a potential market for oligotide to be used in conjunction with fludarabine and other cancer therapies to reduce the undesirable toxic effects of these cancer therapies. We may conduct further research on oligotide to investigate its effectiveness in protecting blood vessel cell walls against cancer therapies.

Gen 301

        Some cancer therapies, such as chemotherapy and radiation therapy, can cause mucositis. Mucositis is a condition in which the lining of the digestive system becomes inflamed and ulcerated, often resulting in sores in the mouth. Patients with these oral ulcerations suffer from pain and have an associated risk of developing life-threatening infections because the patients also have a diminished natural immune system following chemotherapy or radiation therapy. Gen 301 is another product derived from pig intestines that we are developing and investigating in preclinical studies to prevent and treat this complication, which occurs in approximately 40% of cancer patients who receive chemotherapy and 80% of patients who receive certain stem cell transplants. 50% of patients who develop oral ulcerations require intervention that often includes modifying or discontinuing the chemotherapy. Oral Mucositis and the Clinical and Economic Outcomes of Hematopoietic Stem-Cell Transplantation, by Stephen T. Sonis, et. al. (2001) estimates that there is an additional cost of more than €30,076 ($40,000) for every patient that develops oral ulcerations during the 100-day post transplant period.

        We are currently investigating Gen 301 in preclinical studies on a rodent model of mucositis caused by radiation therapy.

CURRENT PRODUCTS

        Our revenues from the sales of our current products were €6.5 million, €5.9 million, €6.5 million and €2.0 million in 2001, 2002, 2003 and the first nine months of 2004, respectively. We and our predecessors have manufactured defibrotide since 1986 using a manufacturing process on which we hold a U.S. patent and a European patent granted in 1991 and license others to sell it in Italy. In addition to defibrotide, we manufacture and sell in Italy urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, and sulglicotide. We have also developed a formulation of the drug mesalazine for the treatment of inflammatory bowel disease.

Defibrotide

        Currently, we manufacture defibrotide for Sirton S.p.A., our affiliate. Sirton focuses on processing the defibrotide for either oral administration or intra-venous administration and sells the finished products to Crinos. Crinos markets defibrotide in Italy for both the treatment and the prevention of vascular disease with risk of thrombosis under a semi-exclusive license agreement. We have the right to grant a second license in Italy but only to a third party that has been expressly approved by Crinos.

Urokinase

        Urokinase is made from human urine and has the potential to dissolve fibrin clots and, as such, is used for the treatment of various vascular disorders such as deep vein thrombosis and pulmonary embolisms. We sell urokinase to Sirton, who uses it as an ingredient in the manufacture of generic drugs. Sirton sells the final formulated generic drugs to other companies, which then sell the drugs to hospitals and pharmacies.

Heparin Calcium

        Heparin calcium is made from pig intestines and prevents the blood from clotting. Decreasing clot formation diminishes the likelihood of strokes and heart attacks. Heparin calcium has numerous uses including the treatment of certain types of lung, blood vessel, and heart disorders, and administration during or after certain types of surgery, such as open heart and bypass surgeries. Other uses include the flushing of catheters and other medical equipment. Heparin calcium and its salts are also part of many topical preparations for the treatment of various inflammatory disorders. We sell heparin calcium to Sirton, who uses it as an ingredient in the manufacture of generic drugs. Sirton sells the final formulated generic drugs to other companies, which then sell the drugs to hospitals and pharmacies.

Sulglicotide

        Sulglicotide is developed from pigs intestines and appears to have ulcer healing and gastrointestinal protective properties. The effects of this drug have prompted us to commission a preclinical investigation by Epistem Ltd., an United Kingdom contract research organization specializing in studies of mucositis caused by anticancer or radiation therapies, into its function in potential prevention and treatment of mucous membrane damage. We also sell sulglicotide to Sirton for use in contract manufacturing of Gliptide, a drug marketed in Italy for the treatment of peptic ulcers.

OUR STRATEGIC ALLIANCES

License and Distribution Agreements

        On December 7, 2001, we entered into a License and Supply Agreement with Sigma-Tau, an Italy-based private pharmaceutical company that is the principal operating subsidiary of Finanziaria Sigma Tau S.p.A. Finanziaria reported 2003 revenues of €663 million. Its United States subsidiary, Sigma Tau Pharmaceuticals, Inc., markets drug treatments for rare conditions and diseases. Under this agreement, we have licensed the right to market defibrotide in the United States for the treatment of VOD to Sigma-Tau. This license expires on the earlier of the eighth year of our launch of the product or the expiration of the U.S. Patent regarding the product, which expires on 2010. In return for the license, Sigma-Tau agreed to pay us an aggregate of €3,684,310 ($4,900,000), of which it has paid us €3,001,884 ($3,992,398) to date, which includes a discount of €5,716 ($7,602), and it will owe us an additional €263,165 ($350,000) within 30 days of the end of a Phase III pivotal study, and €419,261 ($550,000) within 30 days of obtaining an FDA New Drug Application or Biologic License Application and other approvals necessary for the marketing of defibrotide in the United States by a Sigma Tau affiliate. Sigma-Tau must purchase all of its defibrotide for this use from us at a price equal to the higher of €50.00 per unit or 31% of its net sales of defibrotide, and must also pay us a royalty equal to 7% of its net sales of defibrotide. We also granted Sigma-Tau an exclusive, irrevocable right of first refusal to market defibrotide for the prevention of all forms of VOD, to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation, and in non-intravenous forms.

        On October 9, 2002, we entered into a Purchase Agreement with Sirton and Axcan, a specialty pharmaceutical company with offices in North America and Europe with reported revenues of $243.6 million in its fiscal 2004. Axcan reported that approximately 21% of these revenues were derived from the sales of formulations of mesalazine, which did not include our formulation of mesalazine since the FDA has not yet approved our formulation. Under this agreement, we and Sirton sold the rights to develop, make, use and sell our formulation of mesalazine in the United States and Canada to Axcan in consideration for Axcan paying us:

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  €170,000 upon execution of the agreement;

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  €300,000 within 60 days of filing New Drug Application for our formulation of mesalazine with the FDA;

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  €750,000 within 60 days of Axcan's receipt of marketing approval for our formulation of mesalazine in the United States by the FDA; and

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  4% of Axcan's net sales of the product in the United States and Canada during the first ten years of its commercialization.

        In addition to the above amounts, Axcan made certain payments to Sirton in connection with the purchase. We and Sirton also granted Axcan a right of first refusal to purchase or license the rights to exploit, register, promote or commercialize our formulation of mesalazine in territories outside of substantially all European countries.

        On May 17, 2002, we, Sirton (then known as Crinos Industria Farmacobiologica S.p.A.), SFS Stada Financial Services Ltd. and Crinos S.p.A. entered into an Umbrella Agreement. Under this Umbrella Agreement, Sirton spun off its marketing and sales division, including the brand-name "Crinos" to Crinos S.p.A., a newly formed subsidiary of Stada Arzneimittel AG. As part of the sale, we granted Crinos S.p.A. a semi-exclusive license to market defibrotide in Italy for the treatment and prevention of vascular disease with risk of thrombosis. We have the right to grant a second license in Italy but only to a third party that has been expressly approved by Crinos. This agreement remains valid until the later of the expiration of the patent on defibrotide in Italy in 2009, and the date there is no market remaining for defibrotide, as determined in good faith by the parties. We also granted Crinos S.p.A. a right of first refusal for an exclusive or semi-exclusive license to market defibrotide in Italy for additional uses approved in the future, as well as for all uses in all European countries. Crinos S.p.A. can exercise this right of first refusal free of charge within 45 days of Gentium sending written notice of an offer to market or co-market defibrotide for a new use or in a new European country. As a further part of the sale, we granted Crinos S.p.A. a semi-exclusive license to market mesalazine in Italy. We have the right to grant a second license in Italy but only to a third party that has been expressly approved by Crinos. This agreement remains valid until the later of the expiration of the patent on mesalazine in Italy in 2015, and the date there is no market remaining for mesalazine, as determined in good faith by the parties. We also granted Crinos a right of first refusal for an exclusive or semi-exclusive license to market mesalazine in Italy for additional uses approved in the future, as well as for all uses in all other European countries. Crinos can exercise this right of first refusal free of charge within 45 days of Gentium sending written notice of an offer to market or co-market mesalazine for a new therapeutic use or in a new European country. Stada, Crino's parent, reported 2003 revenues of €745 million.

        On July 15, 2004, we entered into a License Agreement with Crinos, pursuant to which we granted Crinos a non-exclusive license to use the know-how and the patent to market defibrotide under the trademark "Noravid" in Italy for both current and future uses as approved by the Italian Ministry of Health. This License Agreement is in addition to the license included as part of the Umbrella Agreement discussed above. In return for the license, Crinos will pay us a 3% royalty on its net sales of defibrotide in Italy. Crinos is required to purchase the defibrotide exclusively from Sirton (we sell defibrotide to Sirton under a Supply Agreement). We provide Crinos with the existing technical information, know how and scientific assistance which Crinos needs to market, promote, and sell defibrotide. The agreement remains valid until the expiration of the patent in 2009, but can be extended for renewable three year periods if the parties, in good faith, determine that defibrotide still has a market life after the patent expires.

        On June 11, 2002, we entered into a License and Supply Agreement with Abbott S.p.A., pursuant to which we granted Abbott a semi-exclusive license to use the know-how and the patent to market our formulation of mesalazine under the trademark "Quota" in Italy. We also agreed to transfer our Italian regulatory approvals for mesalazine and the trademark "Quota" to Abbott under this agreement. In return, Abbott paid us €155,400 when we signed the agreement, and paid us another €155,400 when we transferred our Italian regulatory approvals for mesalazine to them. Abbott is required to purchase our formulation of mesalazine exclusively from us. We are required, upon Abbott's request, to purchase the active ingredient used in our formulation of mesalazine from Abbott. We provide Abbott with the existing technical information, know how and scientific assistance which Abbott needs to market, promote, and sell our formulation of mesalazine. The agreement remains valid until the later of the expiration of the final patent on our formulation of mesalazine in Italy in 2016 or ten years from Abbott's first third-party sale of our formulation of mesalazine (not including quantities distributed solely for research purposes, clinical trials, samples, or promotions), but is automatically renewed for an additional period of the same number of years unless either party gives notice within 180 days of the date the agreement would terminate. We also granted Abbott a right of first refusal for a semi-exclusive license to market additional formulations of mesalazine in Italy. Abbott can exercise this right of first refusal free of charge within 60 days of Gentium sending Abbott written notice of an offer to co-market new formulations of mesalazine received by Gentium from a third party.

        On January 2, 2004 we entered into an Active Ingredient Supply Agreement with Sirton, pursuant to which we manufacture defibrotide for Sirton in consideration for €1,446.00 per unit of defibrotide for injection, and €679.00 per unit of oral defibrotide, for a period of one year. The agreement automatically renews each year unless one party gives written notice of its intent to terminate the agreement at least one month prior to the annual termination date. Sirton processes and sells the defibrotide to Crinos.

        On November 11, 2003, we entered into a Supply Agreement with Samil Pharm. Co., Ltd., a Korean corporation. Under this agreement, we supply Samil with sulglicotide. From January 20, 2004 to June 20, 2005, Samil must purchase at least 1,600 kilograms of sulglicotide. From June 20, 2005 to June 20, 2006, Samil must purchase at least 2,600 kilograms of sulglicotide. From June 20, 2006 to June 20, 2007, Samil must purchase at least 3,400 kilograms of sulglicotide. After June 20, 2006, both parties will renegotiate quantity and price. Samil must submit purchase orders at least 90 days prior to a requested delivery date, and the minimum quantity which they can order is one batch (120 kilograms) or a multiple thereof. The price of the sulglicotide was originally set at €460/kilogram for between 0 and 2,000 kilograms, €452/kilogram for 2,001 to 3,000 kilograms, €440/kilogram for 3,001 to 4,000 kilograms, and €420/kilogram for 4,001 to 5,000 kilograms. These prices will change based on inflation and raw material price increases. This agreement expires on June 20, 2014. The agreement automatically renews for two year periods barring either party giving notice of termination at least 180 days before the expiration of the initial term of the agreement or any successive two year period.

Clinical Trial Agreements

        On December 27, 1999, we entered into a Clinical Trial Agreement with Dana Farber/Partners Cancer Care, Inc. (which we amended twice). Under this agreement, Dana Farber conducted both the Phase I/II clinical trial and the Phase II clinical trial of defibrotide for the treatment of VOD with multiple-organ failure in consideration for €338,355 ($450,000).

        On February 26, 2004, we entered into a Trial Agreement with the European Blood and Marrow Transplantation Group. Under this agreement, the European Blood and Marrow Transplantation Group is conducting a clinical trial of defibrotide to prevent VOD in children after stem cell transplants, in consideration for €475,800 paid over five years, through 2008. We can terminate the clinical trial and the contract prior to completion of the clinical trial, but we would have to make pro-rata payments to the European Blood and Marrow Transplantation Group based on then enrolled eligible patients.

        On June 14, 2000, Sirton (then known as Crinos Industria Farmacobiologica S.p.A.) entered into a Research Agreement with Consorzio Mario Negri Sud. We succeeded to Sirton's interest in this agreement as part of a corporate restructuring of the FinSirton companies in 2002. Under this agreement, Consorzio is conducting a Phase II/III clinical trial in Europe and Israel of defibrotide to treat VOD after stem cell transplants. In return for performing the trial, we (as successor to Sirton) agreed to pay Consorzio:

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  80 million Italian Lire plus value added taxes upon signing the agreement for the feasibility, preparation and activation phase of the trial;

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  200 million Italian Lire plus value added taxes within 60 days of signing the agreement for the pilot phase of the trial;

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  214.5 million Italian Lire plus value added taxes for the first ad interim analysis phase of the trial; and

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  214.5 million Italian Lire plus value added taxes (payable in three installments) for the concluding phase of the trial.

        On February 24, 2004, we agreed to extend through 2006 our engagement of Consorzio to conduct the Phase II/III clinical trial of defibrotide to treat VOD that is currently underway, and, in return, agreed to pay Consorzio €50,000 plus value added tax.

RESEARCH AND DEVELOPMENT

        We discover, research and conduct initial development of our product candidates at our facilities in Italy, and also hire consultants to do so in various countries in Europe and the United States. We typically conduct preclinical laboratory and animal studies of product candidates either ourselves or through other research facilities. We typically cosponsor or engage other entities, such as the Dana-Farber Cancer Institute at Harvard University, to sponsor clinical trials of our product candidates. In certain cases, where we believe the development costs will be substantial, we may enter into strategic partnerships to help us develop those product candidates. We expense research and development costs as incurred. Our research and development expenditures were €3.3 million, €2.9 million and €3.6 million for 2001, 2002 and 2003, respectively, and €4.0 million for the first nine months of 2004.

SEASONALITY

        Seasonality does not affect our business.

INTELLECTUAL PROPERTY RIGHTS AND PATENTS

        As of December 31, 2004, we had seven issued U.S. patents, three pending U.S. patent applications, 23 issued foreign patents and 67 pending foreign patent applications. These include the following. The United States Patent & Trademark Office issued a patent covering our manufacturing process of defibrotide in 1991. In April 2001, we filed a patent application with the United States Patent & Trademark Office and corresponding patent applications in certain foreign countries regarding the use of defibrotide in stem cell transplants. These United States patents expire between 2008 and 2024.

        Patent rights and other proprietary rights are important in our business. We have sought, and intend to continue to seek, patent protection for our inventions and rely upon patents, trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain a competitive advantage.

        However, the patent positions of companies like ours involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with any certainty. Our patents, those licensed to us, and those that may be issued to us in the future may be challenged, invalidated or circumvented, and the rights granted under them may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization.

REGULATORY MATTERS

Overview

        The preclinical and clinical testing, manufacture, labeling, storage, distribution, promotion, sale, import and export, reporting and record-keeping of our product candidates are subject to extensive regulation by governmental authorities in the United States, principally the FDA and corresponding state agencies, and regulatory agencies in foreign countries.

        Non-compliance with applicable regulatory requirements can result in, among other things, injunctions, seizure of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant approval, withdrawal of marketing approvals, civil penalty actions and criminal prosecution.

United States Regulatory Approval

        FDA regulations require us to undertake a long and rigorous process before any of our product candidates may be marketed or sold in the United States. This regulatory process typically includes the following general steps:

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  our performance of satisfactory preclinical laboratory and animal studies under the FDA's good laboratory practices regulations;

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  our obtaining the approval of independent Institutional Review Boards at each clinical site to protect the welfare and rights of human subjects in clinical trials;

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  our submission to and acceptance by the FDA of an Investigational New Drug Application (IND) which must become effective before human clinical trials may begin in the United States;

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  our successful completion of a series of adequate and well-controlled human clinical trials to establish the safety, purity, potency and effectiveness of any product candidate for its intended use;

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  our submission to, and review and approval by, the FDA of a marketing application prior to any commercial sale or shipment of a product; and

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  our development and demonstration of manufacturing processes which conform to FDA-mandated current good manufacturing practices.

        This process requires a substantial amount of time and financial resources. In 2002, the FDA announced a reorganization that has resulted in the shift of the oversight and approval process for certain therapeutic biologic drugs and the related staff from the Center for Biologics Evaluation and Research to the Center for Drug Evaluation and Research. Our initial product candidate, defibrotide for the treatment of VOD with multiple-organ failure, is being regulated through the latter.

Preclinical Testing

        Preclinical tests generally include laboratory evaluation of a product candidate, its chemistry, formulation, stability and toxicity, as well as certain animal studies to assess its potential safety and effectiveness. We must submit the results of these preclinical tests, together with manufacturing information, analytical data and the clinical trial protocol, to the FDA as part of an Investigational New Drug Application, which must become effective before we may begin any human clinical trials. An application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within this 30-day time period, raises concerns or questions about the intended conduct of the trials and imposes what is referred to as a clinical hold. If one or more of our products is placed on clinical hold, we would be required to resolve any outstanding issues to the satisfaction of the FDA before we could begin clinical trials. Preclinical studies generally take several years to complete, and there is no guarantee that an Investigational New Drug Application based on those studies will become effective, allowing clinical testing to begin.

        In addition to FDA review of an application, each clinical institution that desires to participate in a proposed clinical trial must have the clinical protocol reviewed and approved by an independent Institutional Review Board. The independent Institutional Review Boards consider, among other things, ethical factors, informed consent and the selection and safety of human subjects. Clinical trials must be conducted in accordance with the FDA's good clinical practices requirements.

        In addition to FDA review of an Investigational New Drug Application, clinical trials must meet requirements for Institutional Review Board oversight, informed consent and the FDA's good clinical practices. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the committee responsible for overseeing clinical trials at one of the clinical trial sites. The FDA, and/or the Institutional Review Board at each institution at which a clinical trial is being performed, may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients.

        The sponsor must submit to the FDA the results of the pre-clinical and clinical trials, together with, among other things, detailed information on the manufacturing and composition of the product, in the form of New Drug Application or a Biologics License Application. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification.

Clinical Trials

        Human clinical trials are typically conducted in three sequential phases that may overlap, including the following:

Phase I

        In Phase I clinical trials, a product candidate is typically given to either healthy people or patients with the medical condition for which the new drug is intended to be used. The main purpose of the trial is to assess a product candidate's safety and the ability of the human body to tolerate the product candidate, and may also assess the dosage, absorption, distribution, excretion and metabolism of the product candidate.

Phase II

        During Phase II, a product candidate is given to a limited number of patients with the disease or medical condition for which it is intended to be used in order to:

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  further identify any possible adverse side effects and safety risks;

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  assess the preliminary or potential effectiveness of the product candidate for the specific targeted disease or medical condition; and

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  assess dosage tolerance and determine the optimal dose for a Phase III trial.

Phase III

        If and when one or more Phase II trials demonstrate that a specific dose or range of doses of a product candidate is likely to be effective and has an acceptable safety profile, one or more Phase III trials are generally undertaken to demonstrate clinical effectiveness and to further test for safety in an expanded patient population with the goal of evaluating the overall risk-benefit relationship of the product candidate. The successful demonstration of clinical effectiveness and safety in one or more Phase III trials is typically a prerequisite to the filing of an application for FDA approval of a product candidate.

        After approval, the FDA may also require a Phase IV clinical trial to continue to monitor the safety and effectiveness of the product candidate.

Post-Approval Regulations

        If a product candidate receives regulatory approval, the approval is typically limited to specific clinical uses. Subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by us are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with current good manufacturing practice, or GMP, which impose rigorous procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

        If the FDA approves one or more of our product candidates, we and our contract manufacturers must provide certain updated safety and effectiveness information. Product changes, as well as changes in the manufacturing process or facilities where the manufacturing occurs or other post-approval changes, may necessitate additional FDA review and approval. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA requirements which include, among others, standards and regulations for direct-to-consumer advertising, communication of information relating to off-label uses, industry sponsored scientific and educational activities and promotional activities involving the Internet. The FDA has very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing a company to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

Fast track and orphan drug designation

        The FDA has developed "fast track" policies, which provide the potential for expedited review of an application. However, there is no assurance that the FDA will, in fact, accelerate the review process for a fast track product candidate. Fast track status is provided only for new and novel therapies that are intended to treat persons with life-threatening and severely debilitating diseases, where there is a defined unmet medical need, especially where no satisfactory alternative therapy exists or the new therapy is significantly superior to alternative therapies. During the development of product candidates that qualify for this status, the FDA may expedite consultations and reviews of these experimental therapies. Furthermore, an accelerated approval process is potentially available to product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses. The FDA can base approval of a marketing application for a fast track product on an effect on a clinical endpoint, or on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may condition the approval of an application for certain fast track products on additional post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Fast track status also provides the potential for a product candidate to have a "priority review." A priority review allows for portions of the application to be submitted to the FDA for review prior to the completion of the entire application, which could result in a reduction in the length of time it would otherwise take the FDA to complete its review of the application. Fast track status may be revoked by the FDA at any time if the clinical results of a trial fail to continue to support the assertion that the respective product candidate has the potential to address an unmet medical need. A product approved under a "fast track" designation is subject to expedited withdrawal procedures and to enhanced scrutiny by the FDA of promotional materials.

        The FDA may grant orphan drug status to drugs intended to treat a "rare disease or condition," which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. If and when the FDA grants orphan drug status, the generic name and trade name of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Aside from guidance concerning the non-clinical laboratory studies and clinical investigations necessary for approval of the application, orphan drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The FDA may grant orphan drug designations to multiple competing product candidates targeting the same uses. A product that has been designated as an orphan drug that subsequently receives the first FDA approval is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years from the date of FDA approval. Orphan drug status may also provide certain tax benefits. Finally, the FDA may fund the development of orphan drugs through its grants program for clinical studies.

        The FDA has designated defibrotide as an orphan drug for the treatment of VOD and has provided funding for clinical studies for this use. We intend to apply for fast track status for it. If our other product candidates meet the criteria, we may also apply for orphan drug status and fast track status for such products.

Market Exclusivity

        In addition to orphan drug exclusivity, a product regulated by the FDA as a "new drug" is potentially entitled to non-patent and/or patent exclusivity under the FFDCA against a third party obtaining an abbreviated approval of a generic product during the exclusivity period. Conversely, under current law, a third party cannot obtain an abbreviated approval of a drug regulated as a "biological product" and concomitantly there is no opportunity for non-patent or patent exclusivity under the FFDCA for biological products. An abbreviated approval allows an applicant to obtain FDA approval without generating, or obtaining a right of reference to, the basic safety and effectiveness data necessary to support the initial approval of the drug product or active ingredient. In the case of a new chemical entity (an active ingredient which has not been previously approved with respect to any drug product) non-patent exclusivity precludes an applicant for abbreviated approval from submitting an abbreviated application until five years after the approval of the new chemical entity. In the case of any drug substance (active ingredient), drug product (formulation and composition) and method of use patents listed with the FDA, patent exclusivity under the FFDCA precludes FDA from granting effective approval of an abbreviated application of an generic product until the relevant patent(s) expire, unless the abbreviated applicant certifies that the relevant listed patents are invalid, not infringed or unenforceable and the NDA/patent holder does not bring an infringement action within 45 days of receipt of notification of the certification or an infringement action is brought within 45 days and a court determines that the relevant patent(s) are invalid, not infringed or un-enforceable or 30 months have elapsed without a court decision of infringement.

User Fees

        A New Drug Application for a prescription drug product that has been designated as an orphan drug is not subject to the payment of user fees to the FDA unless the application includes as indication for other than a orphan indication.

        A supplement proposing to include a new indication for a designated orphan disease or condition in an application is also not be subject to a user fee, if the drug has been designated an orphan drug with regard to the indication proposed in such supplement.

        There is no specific exemption for orphan drug products from annual product and establishment fees. However, sponsors of orphan drugs can request a waiver of such fees on hardship or other grounds.

        Other federal legislation may affect our ability to obtain certain health information in conjunction with our research activities. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, mandates, among other things, the adoption of standards designed to safeguard the privacy and security of individually identifiable health information. In relevant part, the U.S. Department of Health and Human Services, or HHS, has released two rules to date mandating the use of new standards with respect to such health information. The first rule imposes new standards relating to the privacy of individually identifiable health information. These standards restrict the manner and circumstances under which covered entities may use and disclose protected health information so as to protect the privacy of that information. The second rule released by HHS establishes minimum standards for the security of electronic health information. While we do not believe we are directly regulated as a covered entity under HIPAA, the HIPAA standards impose requirements on covered entities conducting research activities regarding the use and disclosure of individually identifiable health information collected in the course of conducting the research. As a result, unless they meet these HIPAA requirements, covered entities conducting clinical trials for us may not be able to share with us any results from clinical trials that include such health information.

Foreign Regulatory Approval

        Outside of the United States, our ability to market our product candidates will also be contingent upon our receiving marketing authorizations from the appropriate foreign regulatory authorities whether or not FDA approval has been obtained. The foreign regulatory approval process in most industrialized countries generally includes risks that are similar with the FDA approval process we have described herein. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals may vary widely from country to country and differ from that required for FDA approval.

European Union Regulatory Approval

        Under the current European Union regulatory systems, applications for marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure (which is compulsory for certain categories of drugs) provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization that is obtained in accordance with the procedure and requirements applicable in the member state concerned may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. The mutual recognition process results in separate national marketing authorizations in the reference member state and each concerned member state.

The centralized procedure

        An applicant under the centralized procedure must be a person who is domiciled in the European Union or an entity established in the European Union. The applicant must file a preliminary request containing the information regarding the product candidate, including its description and the location of the production plant, as well as the payment of the application fees. The European Agency for the Evaluation of Medicinal Products (an European Union statutory entity) formally evaluates the preliminary request and indicates either an initial approval to review a full application or a rejection. If the European Agency indicates an initial approval to review a full application, the applicant must submit the application to the European Agency. This application must indicate certain specific information regarding the product candidate, including the composition (quality and quantity) of all the substances contained in the product, therapeutic indications and adverse effects, modalities of use, the results of physical, chemical, biological and microbiological tests, pharmacological and toxicity tests, clinical tests, a description of production and related control procedures, a summary of the characteristics of the product as required by the European legislation and samples of labels and information to consumers. The applicant must also file copies of marketing authorizations obtained, applications filed and denials received for the same product in other countries, and must prove that the manufacturer of the product candidate is duly authorized to produce it in its country.

        The European Agency (through its internal Committee for Proprietary Medicinal Products) examines the documents and information filed and may carry out technical tests regarding the product, request information from the member state concerned with regard to the manufacturer of the product candidate and, when it deems necessary, inspect the production plant in order to verify that the plant is consistent with the specifications of the product candidate, as indicated in the application.

        The Committee generates and submits its final opinion to the European Commission, the member states and the applicant. The Commission then issues its decision, which is binding on all member states. However, if the Commission approves the application, member states still have authority to determine the pricing of the product in their territories before it can be actually marketed.

        The European Agency may reject the application if the Agency decides that the quality, safety and efficacy of the product candidate have not been adequately and sufficiently proved by the applicant, or if the information and documents filed are incomplete, or where the labeling and packaging information proposed by the applicant do not comply with the relevant European rules.

        The European Agency has also established an accelerated evaluation procedure applying to product candidates aimed at serious diseases or conditions for which no suitable therapy exists, if it is possible to predict a substantial beneficial effect for patients.

        The marketing authorization is valid for five years and may be renewed, upon application, for further five year terms. After the issue of the authorization the holder must constantly take into consideration scientific and technical progress so that the product is manufactured and controlled in accordance with scientific methods generally accepted.

        We plan to apply for approvals for our product candidates under the centralized procedure. We believe that the centralized procedure will result in a quicker approval of our product candidates than the decentralized procedure due to the fact that we intend to market our product candidates in many European Union member states, rather than just one.

The decentralized procedure

        The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization—obtained in accordance with the procedure and requirements applicable in the member state concerned (see the description below for Italy)—may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. The mutual recognition process results in separate national marketing authorizations in the reference member state and each concerned member state.

        An application under the decentralized procedure begins with the applicant obtaining a national marketing authorization. An example of the process for obtaining a national marketing authorization in Italy is set forth below. The applicant then submits an application for authorization in other member states and the European Agency. If any of the member states refuses to recognize the authorization by the original member state, the matter is deferred to arbitration proceedings, unless the applicant withdraws its request in the member state refusing recognition. The characteristics of the product in the new applications must be identical to those approved in the original member state.

        The competent Health Authority of a member state is bound to recognize the decision of another member state if it ascertains that the same application has been filed also in the other member state or that the approval has already been granted in the other member state. This requirement in intended to ensure the wide and effective application of mutual recognition within the European Union.

Italian Regulatory Approval

        An application for the marketing authorization in Italy must be filed with the competent office of the Italian Ministry of Health and must contain certain specific information, including the composition (quality and quantity) of all the substances contained in the product, therapeutic indications and adverse effects, modalities of use, the results of physical, chemical, biological and microbiological tests, pharmacological and toxicity tests, clinical tests, a description of production and related control procedures and samples of labels and information to consumers. Italian legislation (in accordance with European laws) regulates in great detail the information to be indicated on the packaging. Marketing authorization includes a 10-year protection period during which no one else may use the results of the clinical trials included in the application to apply for a substantially similar drug. This period may be extended where there are new therapeutic indications for the same product, which require new complete clinical studies and justify the same protection as that granted to a new drug.

        The Ministry may grant or deny the national authorization after a review of the contents of the application, both from a formal and substantial viewpoint. If an authorization is granted, it is valid for an initial period of five years and, upon application, may be renewed for subsequent five year terms. In particular, Ministry examines the quality, efficacy and safety of the product and the Italian Drugs' Committee (Commissione Unica del Farmaco), a statutory agency supporting the Ministry in the authorization process, prepares an evaluation report on the test results. The Ministry may also order further tests prior to granting or denying the authorization regarding the suitability of the production and control methods described in the application. The Ministry may reject the authorization if the ordinary use of the drug has adverse effects, the quality and quantity of the ingredients of the drugs do not correspond to the data indicated in the application, there is a lack, either total or partial, of beneficial therapeutic effects or the information and the documents included in the application do not comply with the requirements provided by law. After the Ministry grants a national authorization, the Ministry may temporarily suspend or revoke the authorization if the information disclosed in the relevant application turns out to be incorrect, the drug no longer meets the necessary quality, efficacy or safety requirements, or adequate production controls have not been carried out.

Clinical Trials

        Italy has recently implemented European legislation regarding good practices in drug clinical trials. As a result, clinical trials are now governed in great detail and failure to comply with these rules means that the results of the trials will not be taken into consideration in evaluating an application for a marketing authorization.

        Prior to starting any clinical trial, the organizing and/or financing entity must obtain the approval of the competent health authorities (which vary depending on the type of drug concerned) and obtain the favorable opinion of the Ethical Committee, an independent body. Good practice rules include the following principles:

  •
  the predictable risks and inconveniences shall not outweigh the beneficial effects for the person subject to the trials and for the other current and future patients;

  •
  the person participating in the trials must have been duly informed of all the relevant circumstances and in particular of the right to interrupt the experimentation at any time without any prejudicial consequence, and must have given consent after having been properly informed;

  •
  the right of the participants to their physical and mental integrity, as well as their right to privacy, shall be respected;

  •
  the entity organizing the trial must have obtained adequate insurance coverage for any damage that may derive to the participants because of the trial;

  •
  the name of a person to be contacted for any information must be communicated to the participant; and

  •
  the trial must be conducted by suitably qualified medical personnel.

        The trial must be constantly monitored, in particular with regard to serious adverse effects which are not envisaged in the approved clinical protocol. Whenever the safety of the participants is in danger due to unexpected serious adverse effects, the Ministry of Health must be promptly informed by the entity organizing the trials. Italian legislation provides sanctions (criminal sanctions and administrative fines) in case of violation of specific good practice rules.

Post-approval issues

        There are many national legislative instruments (implementing European Union rules) governing controls on drugs in the post-authorization phase. For instance, the holder of the national marketing authorization must promptly record in detail and notify any adverse reaction to the drug of which it becomes aware, regardless of the country where the reaction occurs, also preparing periodic update reports on these adverse effects. For these and other purposes, the holder of the authorization must hire and maintain in its organization a person expert in the field and responsible for all drug controlling and reporting activities.

        Moreover, any form of information and advertising aimed at promoting the sale of drugs is governed by specific national legislation (also implementing European Union rules), which provides for the requirements and limitations of advertising messages in general, as well as of other particular promotional activities, such as the organization of conferences regarding certain drugs and the distribution of free samples.

        The export of drugs from Italy is not subject to authorization (except for plasma and blood-related products), but the import into Italy from non-European Union countries must be authorized by the Ministry of Health, on the basis of the adequacy of the quality controls to be carried out on the imported drugs.

European orphan drug status

        European legislation lays down a particular procedure for the designation of medicinal products as orphan drugs. Such designation may include incentives for the research, development and marketing of these orphan drugs and, in case of a subsequent successful application for a marketing authorization regarding the same therapeutic indications, grants a substantial period of market exclusivity.

        A medicinal product—at any stage of its development but in any case prior to the filing of any application for the marketing authorization—may be designated as an orphan drug if the person/entity that has applied for the designation can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five persons out of every ten thousand persons in the European Union, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the medicinal product would generate sufficient income to cover the necessary investments. Moreover, the sponsor must prove that there is no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition.

        In order to obtain the designation of a medicinal product as an orphan drug, the sponsor shall submit an application to the European Agency for the Evaluation of Medical Products, which must describe the indication of the active ingredients of the medicinal product, the proposed therapeutic indications and proof that the criteria established by the relevant European legislation are met.

        The European Agency reviews the application and prepares a summary report to a special Committee for Orphan Medicinal Products, which issues an opinion within 90 days of the receipt of the application. The European Commission must adopt a decision within 30 days of the receipt of the Committee's opinion. If the European Commission approves the application, the designated medicinal product is entered in the European Register of Orphan Medicinal Products and the product is eligible for incentives made available by the European Union and by member states to support research into, and development and availability of, orphan drugs.

        After the registration, the sponsor must submit to the European Agency an annual report on the state of development of the designated orphan drug. A designated orphan drug may be removed from the Register of Orphan Medicinal Products in three cases:

  •
  at the request of the sponsor;

  •
  if it is established, before the market authorization is granted, that the requirements laid down in the European orphan drug legislation are no longer met; or

  •
  at the end of the period of market exclusivity (as explained below).

        Orphan drug market exclusivity means that the European Union shall not, for a period of 10 years from the grant of the marketing authorization for an orphan drug, accept any other application for a marketing authorization, grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indications in respect of a similar medicinal product. This period, however, may be reduced to six years if at the end of the fifth year it is established that the criteria laid down in the legislation are no longer met by the orphan drug, or where the available evidence shows that the orphan drug is sufficiently profitable, so that market exclusivity is no longer justified.

        However, as an exception to orphan drug market exclusivity, a marketing authorization may be granted for the same therapeutic indications to a similar medicinal product if:

  •
  the holder of the marketing authorization for the orphan drug has given his consent to the second applicant;

  •
  the holder of the marketing authorization for the orphan drug is unable to supply sufficient quantities of the latter; or

  •
  the second applicant can establish in its application that the second medicinal product, although similar to the authorized orphan drug, is safer, more effective or otherwise clinically superior.

RAW MATERIALS

        We extract many of our products and product candidates from the DNA of pig intestines through well-established processes used by others to manufacture many other drugs. In particular, we extract defibrotide and calcium heparin from swine intestinal mucosa and sulglicotide from swine duodenum. In 2004, we entered into exclusive Supply Agreements with La.bu.nat. S.r.l. for La.bu.nat. to supply us with the pig intestines we need to produce defibrotide, calcium heparin and sulglicotide. We believe La.bu.nat can meet our current and near-term supply needs.

        The initial contract term of the swine intestinal mucosa agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least two months in advance of the date of delivery. The purchase price is fixed at €0.1677 per kilogram until April 10, 2005 (plus an additional €0.0135 for the first 2,400,000 kilograms), at which time the price will increase 5% until December 31, 2006. After December 31, 2006, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. In the event that the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

        The initial contract term of the swine duodenum agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least four months in advance of the date of delivery. The purchase price is fixed at €1.1286 per kilogram until December 31, 2005. After that date, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. If the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

        While we have no current arrangements with any other supplier of our critical raw material, we believe there are suitable alternative sources of pig intestine. The FDA and other regulatory bodies may evaluate La.bu.nat.'s or any other supplier's processing centers as part of approving our product candidates and our ongoing production of our products.

        Our other product, urokinase, is derived from human urine, which is subject to similar regulatory review. While we currently purchase the urine from only one supplier of urine and do not have a fixed supply agreement with that supplier, we believe there are suitable alternative sources of the material.

        Historically, there has been no significant price volatility for any of our raw materials. It is possible that widespread illness or destruction of pigs could result in volatility of the price of pig intestines.

MANUFACTURING AND FACILITIES

        We own a manufacturing facility near Como, Italy which, at September 30, 2004, is subject to three mortgages securing repayment of an aggregate of approximately €2.7 million of debt owed to Banca Nazionale Del Lavoro S.p.A. In order to obtain FDA approval for the sale of any of our product candidates, the FDA must determine that this facility meets their current good manufacturing practices, or GMP, including requirements for equipment verification and validation of our manufacturing and cleaning processes. The FDA has not yet inspected our facility, but we have recently completed an approximately €7.2 million major overhaul and upgrade in anticipation of such an inspection.

        We plan to make additional improvements estimated to cost approximately €1.2 million to install an electrical meter and back-up electrical power generator, replace a storage tank for certain solvents, upgrade our quality control laboratory equipment and upgrade equipment for our molecular biology and cell culture laboratories. We currently use Sirton's electrical meter, but Italian law requires us to have separate equipment. We are installing the back-up generator to avoid interruption of our operations during power outages. We anticipate that the replacement of the storage tank and upgrade of our quality control equipment and molecular biology and cell culture laboratories will be necessary to satisfy the FDA that the facility meets their good manufacturing practices. We expect to begin these improvements in the first quarter of 2005 and to complete them in 2005. We raised the money to fund these improvements in our recent private placement of securities and may also use some of the proceeds of this offering to pay for the future improvements. These improvements will not increase the manufacturing capacity of our facility.

        We produce defibrotide, sulglicotide and calcium heparin at this facility. Defibrotide and calcium heparin are produced simultaneously. However, since the first steps of the manufacturing processes for defibrotide and sulglicotide utilize the same equipment, we do not run the plant to produce defibrotide and sulglicotide simultaneously. We typically produce one of these products for a few weeks and then produce the other for a few weeks. Without adding additional shifts, we can increase our production of defibrotide and calcium heparin by reducing our production of sulglicotide. Similarly, we can increase our production of sulglicotide by decreasing our production of defibrotide and calcium heparin. We produce urokinase in a separate facility that is owned by Sirton and leased to us under an oral agreement. We intend to formalize this oral lease agreement with a written lease agreement prior to the consummation of this offering.

        We typically operate our manufacturing facility on a single eight hour shift per day basis. Our estimated current production, our production capacity (assuming we do not produce any sulglicotide) and percentage of utilization for defibrotide and calcium heparin are set forth below:

Product	Estimated Current Production Levels (kilograms/year)	Maximum Production Capacity With One Eight Hour Shift (kilograms/year)	Percentage of Utilization
defibrotide	3,700	4,400	84%
calcium heparin	1,289	1,533	84%

        We currently manufacture defibrotide for the treatment and prevention of venous thrombosis in Italy. Compared to the dosage necessary for the treatment and prevention of VOD and to mobilize and increase the number of stem cells available in patients' and donors' blood for subsequent stem cell transplantation, the treatment for this current use is significantly longer and therefore the overall amount of defibrotide is much larger than would be used for the treatment or prevention of VOD or for increasing the number of stem cells available for stem cell transplants. Accordingly, if we obtain FDA or European regulatory approvals for those new uses, a smaller portion of our maximum capacity would be required for the manufacture of defibrotide for those additional uses.

        Our estimated current production, production capacity (assuming we do not produce any defibrotide or calcium heparin) and percentage of utilization for sulglicotide are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With One Eight Hour Shift (kilograms/year)	Percentage of Utilization
sulglicotide	1,050	10,400	10%

        Our estimated current production, production capacity and percentage of utilization for urokinase are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With One Eight Hour Shift (kilograms/year)	Percentage of Utilization
urokinase	16.6	41.4	40%

        Our business plan does not include increasing our current levels of production of urokinase, although our contract with Samil requires us to increase our production of sulglicotide to 2,600 kilograms in the period from January 20, 2005 to January 20, 2006 and to 3,400 kilograms in the period from January 20, 2006 to January 20, 2007. However, we believe it would be possible to produce increase the production of our products and to manufacture defibrotide and sulglicotide simultaneously by adding additional shifts of employees. This would also involve additional expenses.

        Our facility is subject to customary regulation by regional agencies regarding worker health and safety, fire department, water, air, noise and environmental pollution and protection by Azienda Sanitaria Locale and Agenzia Regionale Prevenzione E Ambiente. We deliver our waste water to Lariana Depur, a consortium that specializes in the treatment of waste water. We monitor our waste water to control the levels of nitrogen, chlorides and chemical oxygen demand before delivering the waste water to Lariana Depur for additional treatment. We do not expect any difficulties in complying with these regulations. Also, we installed a tower to reduce the odors released into the air by the facility to address complaints of residents in the area.

CAPITAL EXPENDITURES

        The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2003 and for the nine-month period ended September 30, 2004. Most of our recent expenditures relate to the major upgrade we completed of our facility in 2004.

	For the Year Ended December 31,			For the Nine Months Ended September 30, 2004
	2001	2002	2003
	(thousands of euro)
Land and buildings	€19	€54	€10	€26
Plant and machinery	15	191	26	249
Industrial equipment	7	5	23	62
Other	2	—	—	19
Construction in progress	162	245	2,595	4,143

Total	€205	€495	€2,654	€4,499

EMPLOYEES

        The table below shows the number, activity and geographic location of our employees at the end of the last three fiscal years and at September 30, 2004. All of our employees are in Italy, although Cary Grossman, our Chief Financial Officer, who was hired as an independent contractor in August 2004, is based in the United States. Most of our administrative, accounting, finance and business development services are performed by employees of FinSirton and Sirton. Dr. Laura Ferro, our President and Chief Executive Officer, is an employee of Sirton, but we intend for her to become our employee prior to the consummation of this offering.

	December 31,
				September 30, 2004
	2001	2002	2003
Administration, accounting, finance, business development	0	1	1	1
R&D, clinical, regulatory, quality assurance & control	7	6	11	16

Production	7	14	14	18

Total	14	21	26	35

        Italian law imposes certain confidentiality obligations on our employees and provides that any intellectual property created by them while in our employ belong to us, although we must compensate them for such intellectual property creation. Employees in Italy are subject to national collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions. Our executive officers in Italy are subject to a collective bargaining agreement that was renewed on December 17, 2003 and expires on December 31, 2005. Our other employees in Italy are subject to a collective bargaining agreement that was renewed on November 20, 2004 and expires on December 31, 2008. We believe that we maintain satisfactory relations with our employees.

        Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment. We had a liability for these termination indemnities of €524,000 on September 30, 2004. Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

COMPETITION

        Our industry is highly competitive and characterized by rapid technological change. Significant competitive factors in our industry include:

  •
  controlling the manufacturing costs;

  •
  the effectiveness and safety of products;

  •
  the timing and scope of regulatory approvals;

  •
  the willingness of private insurance companies and government sponsored health care programs to reimburse patients or otherwise pay for the drugs and the related treatments;

  •
  the availability of alternative treatments for the disorders as well as the availability of alternatives to the treatments which cause or contribute to these disorders (such as chemotherapy, radiation therapy, stem cell transplants, etc.);

  •
  the ability to perform clinical trials, independently or with others;

  •
  intellectual property and patent rights and their protection; and

  •
  sales and marketing capabilities.

        We face competition in both the development and marketing of our product candidates. During development alternative treatments for similar or completely different disorders may limit our ability to get participants or co-sponsors for clinical trials with our product candidates. Any product candidates that we successfully develop that are approved for sale by the FDA or similar regulatory authorities in other countries may compete with products currently being used or that may become available in the future. Many organizations, including large pharmaceutical and biopharmaceutical companies, as well as academic and research organizations and government agencies, may be interested in pursuing the research and development of drug therapies that target the blood vessel wall. Many of these organizations have substantially greater capital resources than we have, and greater capabilities and resources for basic research, conducting preclinical studies and clinical trials, regulatory affairs, manufacturing, marketing and sales. As a result, our competitors may develop or license products or other novel technologies that are more effective, safer or less costly than our existing products or products that are being developed by us, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

        Currently, we are not aware of any products approved by the FDA specifically for the treatment or prevention of VOD with multiple organ failure. Also, we are not aware of any drugs approved by the FDA that, in combination with a G-CSF, increase the number of stem cells available for stem cell transplants. AnorMED Inc., a biopharmaceutical company that researches and develops small molecule drugs for the treatment of diseases, is developing a product designed to improve stem cell transplants. This product candidate is currently in a Phase I clinical trial that is designed to increase, in combination with G-CSF, the number of white blood cells available for harvest for use in stem cell transplants. Although this product works differently from defibrotide, it could reduce or eliminate any potential market for the use of defibrotide in stem cell transplants.

        Our statements above are based on our general knowledge of and familiarity with our competitors.

LEGAL PROCEEDINGS

        Currently, we are not a party to or engaged in any material legal proceedings.

MANAGEMENT

Executive Officers, Significant Employees and Directors

        Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, significant employees, directors and director nominees as of December 31, 2004. The business address of each of the individuals listed below, except for Cary Grossman, is Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. Cary Grossman's business address is 9821 Katy Freeway, Suite 500, Houston, Texas, 77024.

Name	Age	Position
Dr. Laura Ferro	53	President and Chief Executive Officer, Director
Cary Grossman	50	Executive Vice-President and Chief Financial Officer
Sauro Carsana	51	Senior Vice-President, Finance and Administration, Director
Dr. Massimo Iacobelli	45	Senior Vice-President, Scientific Director
Dr. Guenther Eissner	40	Senior Vice-President, Chief of Biology Research Laboratory
Danilo Moltrasio	50	Chief of Chemical Research Laboratory
Armando Cedro	49	Chief of Manufacturing
Gigliola Bertoglio(1)(2)(3)	70	Director
Dr. Lee M. Nadler(1)(3)	57	Director Nominee
Dr. Andrea Zambon(1)(2)(3)	47	Director Nominee
Dr. Kenneth Anderson(3)	53	Director Nominee

(1)
Member of the compensation committee

(2)
Member of the audit committee

(3)
Member of the nominating and corporate governance committee

        Dr. Laura Ferro has served as our President and Chief Executive Officer and one of our directors since 1991. Her current term as a director expires on the date of the ordinary shareholders' meeting approving our 2004 financial statements, which would ordinarily be held by April 30, 2005. Dr. Ferro is also the President and Chief Executive Officer of our majority shareholder, FinSirton. She also serves as Vice President of Sirton, a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products, and President of Foltene Laboratories S.p.A., another subsidiary of FinSirton that is in the hair care products business. Dr. Ferro is also a member of the board of directors of each of FinSirton, Sirton and Foltene. From 1991 to 1997, Dr. Ferro held various executive positions at Sirton, including Chief Executive Officer and Chair of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is the chairman of the research committee of Europharm, the European Association of Small and Medium-Sized Pharmaceutical Companies, and is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse effects of medicines. Dr. Ferro received her MD and Ph.D. degrees from the University of Milan, and an MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981, and in Clinical Pharmacology at the University of Milan in 1994.

        Cary M. Grossman has served as our Executive Vice President and Chief Financial Officer since August 2004. He is also the Chairman and Co-Chief Executive Officer of Coastal Bancshares Acquisition Corp., a special purpose acquisition company. Mr. Grossman is a Director of Sand Hill IT Security Acquisition Corp., a special purpose acquisition company, and I-Sector Corporation, which provides network infrastructure and Internet protocol telephony solutions. From 2002 until 2003 he served as the Executive Vice President and Chief Financial Officer of U S Liquids, Inc, an American

Stock Exchange listed environmental services company. Mr. Grossman left U S Liquids, Inc. in 2003 as a result of the acquisition of three of its businesses by a private equity firm and was President and Chief Executive Officer of the acquiring company, ERP Environmental Services until November 2003. From 1997 until 2002, Mr. Grossman served Pentacon, Inc., a provider of inventory management services and distributor of components to Fortune 50 original equipment manufacturers, as a board member and in several senior executive positions including: Chairman of the Board of Directors (2001-2002), Acting Chief Financial Officer (2001-2002) and Lead Director (1998-2001). Pentacon and substantially all of its subsidiaries filed a Joint Chapter 11 Plan of Debtors in 2002. From 1991 until 2002, Mr. Grossman was the Managing Partner of McFarland, Grossman & Company, Inc., an investment banking and financial advisory firm he co-founded in 1991. Prior to that, Mr. Grossman practiced public accounting for 15 years. He earned a Bachelor of Business Administration in Accounting from The University of Texas, and is a Certified Public Accountant.

        Sauro Carsana has served as our Senior Vice-President, Finance and Administration since 1993, our Chief Financial Officer from 1993 to August 2004 and one of our directors since April 2002. His current term as a director expires on the date of the ordinary shareholders' meeting approving our 2004 financial statements, which would ordinarily be held by April 30, 2005. Mr. Carsana is also a member of the board of directors of each of FinSirton, Sirton and Foltene and is the Chief Financial Officer of FinSirton. From 1991 to 1993, Mr. Carsana served as Chief Financial Officer of D'Ambrosio S.r.l. and M.I.R. S.p.A., two industrial companies. Mr. Carsana served as the Chief Financial Officer of Crinos from 1987 to 1991, during which tenure he also served as Chief Executive Officer of Farmasister S.r.l., a marketer of pharmaceutical products. Prior to his employment with Crinos, Mr. Carsana served as Vice-President, Finance and Administration of S.A.F., an affiliate of BNL, an Italian bank. Mr. Carsana received a graduate degree in Business Administration from Istituto Universitario, Bergamo, Italy.

        Dr. Massimo Iacobelli has served as our Senior Vice-President, Scientific Director since 2002 and as our Vice President, Clinical Development and Chief Medical Office from 1995 to 2002. From 1990 to 1994, he was the Senior Vice-President, Medical Marketing, at Sirton. From 1988 to 1989, Dr. Iacobelli directed the Drug Safety Department at Bayer S.p.A. He received his M.D. from Università degli Studi, Napoli, Italy.

        Dr. Guenther Eissner has served as our Senior Vice-President, Chief of Biology Research Laboratory since August 2004. Since May 1998, Mr. Eissner has served as the Senior Scientific Group Leader of the Lab for Experimental Allogeneic BMT in the Department of Hematology and Oncology at the University of Regensburg, Germany. From October 1997 to April 1998, Mr. Eissner was the Group Leader at the Medical Clinic III, Ludwig-Maximilians-University of Munich, Germany. From 1992 to September 1997, he worked at the Institute for Clinical Molecular Biology of the GSF-Research Center for Environment and Health, in Munich, Germany. Prior to 1992, Mr. Eissner served as group leader at the Medical Clinic III, Ludwig-Maximilians-University of Munich, Germany. Mr. Eissner received a degree in Human Biology (Theoretical Medicine) from Philipps-University of Marburg, Germany, a Masters from the Max Planck-Institute for Biochemistry at Martinsried, Germany, and a Ph.D. from the Institute for Immunology of the Ludwig-Maximilians-University of Munich, Germany.

        Danilo Moltrasio has served as our Chief of Chemical Research Laboratory since February 1997. From 1995 to January 1997, he served as our Pharmaceutical Technology Laboratory Manager. From 1994 to 1995, he served as the head of our Pharmaceutical Technology Laboratory. From 1983 to 1994 he served as the head of the Analytical Laboratory of Research and Development of Sirton. From 1981 to 1983, he served as one of Sirton's chemical analysts. Mr. Moltrasio received a degree in Chemistry and Pharmaceutical Technology from the University of Milan, Italy.

        Armando Cedro has served as our Chief of Manufacturing since 2003. From 1997 to 2003, he served as our Active Pharmaceutical Ingredient Production Manager. From 1987 to 1997, he served as the Chemical Research and Development Laboratories and Pilot Plant Manager at Sirton. From 1982 to 1987, he served as the Chemical Development Laboratory Manager at Societa Prodotti Antibiotici, a manufacturer of antibiotic pharmaceutical products. Mr. Cedro received a degree in Industrial Chemistry from the Universita degli Studi di Milano, Italy.

        Gigliola Bertoglio has served as one of our directors since December 2004. Her current term as a director expires on the date of the ordinary shareholders' meeting approving our 2004 financial statements, which would ordinarily be held by April 30, 2005. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm's Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm's Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm's Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

        Lee M. Nadler, M.D., is expected to become a director upon consummation of this offering. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University's Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute's Department of Adult Oncology. Dr. Nadler received his M.D. from Harvard Medical School in 1973.

        Dr. Andrea Zambon is expected to become a director upon consummation of this offering. Dr. Zambon was a co-founder and President of a web-based company, OKSalute S.p.A. serving the medical community from 2000 until 2002. From 2000 until 2004 he was President of Zambon, S.p.A, the holding company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in 19 countries in Europe, North and South America and Asia. From 1989 until 1999, he served in various capacities at Zambon Group S.p.A., including President and Chief Executive Officer from 1993 to 1999, Managing Director from 1991 to 1993, Managing Director of Zambon Research, S.p.A. in 1990, a research subsidiary of Zambon Research S.p.A., and manager of the international regulatory affairs unit in 1989. From 1988 to 1989, Dr. Zambon was employed by Smith Kline & Beckman in various departments, including clinical development, regulatory affairs, and market research, for three new chemical businesses. From 1986 to 1987 he was employed by Zambon Group, S.p.A. where he helped establish its research and development division. He has served on numerous corporate and industry association boards. Dr. Zambon earned his medical degree from the University of Milan Medical School.

        Dr. Kenneth Anderson is expected to become a director upon consummation of this offering. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical

Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women's Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women's Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a B.A., summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a M.A. from Harvard University in 2000.

Our Scientific Advisory Board

        Our scientific advisory board advises us with respect to our product development strategy as well as the scientific and business merits of licensing opportunities or acquisition of compounds and the availability of opportunities for collaborations with other pharmaceutical companies. We have in the past compensated and in the future intend to compensate scientific advisory board members with cash fees for attending meetings. In addition to Dr. Lee Nadler, who is also a director nominee, the current scientific advisory board members are:

        Dr. Alessandro M. Gianni, is the Head of the Bone Marrow Transplant Unit at The National Institute of Tumors of Milan in Italy. Dr. Gianni has been the Director of the Department of Leukemias and Lymphomas of the Milan Cancer Institute since February 2004. Since 1998, he has been the Director of the Chair of Medical Oncology at the University of Milan and has been a professor at the University of Milan since 1978. Since 1992, he has been the Director of several different units of the Division of Medical Oncology at the Milan Cancer Institute. He is a member of the European Group for Bone Marrow Transplantation, the American Association for Cancer Research, the American Society of Clinical Oncology, the Italian Society of Experimental Hematology, the European Hematology Association and the International Society of Hematotherapy & Graft Engineering. He has authored or co-authored more than 250 publications in peer-reviewed journals. Dr. Gianni graduated from the Liceo Classico Alessandro Manzoni, Milan, in 1962 and obtained his medical degree, magna cum laude, from the University of Milan in 1968.

        Professor Cy Stein, MD PhD, is the Head of Medical Genitourinary Oncology and Professor of Medicine, Urology and Molecular Pharmacology at the Albert Einstein College of Medicine, New York. He also serves as an Attending Physician at the Montefiore Medical Center and is a Diplomate of nearly 20 years' standing of both the American Board of Internal Medicine and the American Board of Oncology. Professor Stein has been a director of CytonGenix, Inc., a biomedical research and development company, since 2003. Professor Stein has been involved for the past 15 years with preclinical and clinical trials of nucleic acid therapies for cancers, with increasing emphasis in recent years on RNA interference. Professor Stein received a Bachelor of Arts from Brown University in 1974, a Ph.D. in organic chemistry in 1978 from Stanford University and a medical degree from Albert Einstein College of Medicine in 1982.

        Peter Levitch has been president of Peter Levitch & Associates (PLA), an independent consulting firm to health professionals, since 1981, providing guidance in the development of pharmaceuticals, medical devices, biologics and diagnostics. The primary focus of PLA is bringing products through the clinical evaluation and FDA regulatory approval phases. Mr. Levitch has participated in over 250 FDA applications as well as a number of marketing applications for drugs, biologicals and medical devices. Mr. Levitch has worked with such companies as Amgen, Genentech, Centocor, Cytogen Hybritech/Eli Lilly, Baxter, Monsanto, Becton Dickenson and Seragen, among many others. From 1980 to 1981, Mr. Levitch was Vice President, Clinical and Regulatory Affairs for Oxford Research International

Corp. From 1969 to 1980 he was employed by Ortho Diagnostics, Inc., a division of Johnson & Johnson, first as Manager of Clinical Research and, from 1973 to 1980, as Director of Regulatory and Clinical Affairs. Mr. Levitch has authored or co-authored numerous articles and abstracts including "Preparing and IND for New Drugs," "Phase I Clinical Study of Gamma Interferons" and "Gaining FDA Approval of Biotechnology Derived Products." He has conducted lectures on such topics as "Preparing INDs and NDAs and Managing Clinical Research," "Good Clinical Practices," "Conducting FDA Meetings," and "FDA Approvable Indications," among many others. Mr. Levitch earned a B.A. in Zoology-Chemistry from Hofstra University in 1954 and a M.A. in Physiology from Hofstra University in 1957.

        Ralph B. D'Agostino, Sr. has been a Professor of Mathematics/Statistics at Boston University since 1977 and a Professor of Public Health at Boston University, School of Public Health, Department of Epidemiology and Biostatistics since 1982. He has been the editor of Statistics in Medicine since 1998. Dr. D'Agostine is also an Associate Editor of American Journal of Epidemiology, and on the editorial board of Current Therapeutic Research and the Journal of Hypertension. He has been the director of the Statistics and Consulting Unit at Boston University and Director of Data Management and Statistics at the Framingham Study. Dr. D'Agostino has served as an expert consult to the FDA since 1974. He is a Fellow of the American Statistical Association and the Cariovascular Epidemiology section of the American Heart Association. He has twice, in 1981 and 1995, received the FDA Commissioner's Special Citation. He received a A.B. in Mathematics, summa cum laude, from Boston University in 1962, a A.M. in Mathematics from Boston University in 1964 and a Ph.D. in Mathematical Statistics from Harvard University in 1968.

        Dr. Stephen Fredd has been a consultant to the pharmaceutical industry since 2002. From 1980 to 2002, Dr. Fredd was the Deputy Director of the Division of Cariorenal Drugs of the Center for Drug Evaluation and Research at the FDA. From 1987 to 1997, he was the Director and Founder of the Division of Gastrointestinal and Coagulation Drugs of the Center for Drug Evaluation and Research at the FDA. From 1982 to 1987, Dr. Fredd was a Medical Officer and the Acting Director of the Officer of Orphan Products Development of the Office of the Commissioner at the FDA. From 1980 to 1982, he was a Medical Officer at the Division of Antinflammatory, Oncological and Radiopharmaceutical Drugs of the Center for Drug Evaluation and Research at the FDA. From 1965 to 1980, Dr. Fredd was a privately practicing doctor of internal medicine. From 1977 to 1980, he was an Assistant Professor of Medicine at George Washington University Medical Center, and from 1965 to 1977, he was an Instructor in Medicine at New York University Medical Center. Dr. Fredd received FDA Awards of Merit in 1989 and 1997, FDA Commendable Service Awards in 1987 and 1998 and the FDA Commissioner's Special Citation in 1989. Dr. Fredd received an A.B., magna cum laude, from Princeton University in 1955 and a M.D. from New York University Medical Center in 1959.

Board Composition

        Our board of directors currently consists of three members: Dr. Ferro, Mr. Carsana and Ms. Bertoglio. Ms. Bertolglio has never been employed by us or any of our subsidiaries and is an independent director. Dr. Nadler, Dr. Zambon and Dr. Anderson have agreed to be appointed as our directors effective immediately after the closing of this offering and consented to be named herein. None has ever been employed by us or any of our subsidiaries and, when they become directors, they will each will be an independent director. Our agreement with the underwriters provides that they have the right for three years from the consummation of this offering to designate one person to be nominated for election by our shareholders as one of our directors. We expect them to do so after the consummation of this offering no later than July 31, 2005. We do not have any agreements with any of our directors that provide for benefits upon termination of employment, although under Italian law, if directors are removed by the vote of shareholders at an ordinary shareholders' meeting prior to the end of their term without cause, they are entitled to receive the consideration that they would have received through the end of their term.

        Our shareholders determine the compensation of our directors at the ordinary shareholders' meeting at which the shareholders approve our annual financial statements. Our board plans to present a director compensation plan to our shareholders at their next such ordinary shareholders' meeting for their approval. That plan would provide for, per director:

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  €20,000 per year for being a member of the board;

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  an additional €12,000 per year for being the chairperson of the audit committee;

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  €1,000 for each board meeting attended;

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  €1,000 per committee meeting attended for the chairperson of the nominating and corporate governance committee and the chairperson of the compensation committee;

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  €500 per committee meeting attended for the other members of the nominating and corporate governance committee and the compensation committee; and

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  €2,000 per committee meeting attended for all members of the audit committee, including the chairperson.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

        Audit Committee.    Upon the effective date of this offering, the audit committee will consist of Ms. Bertoglio and Dr. Zambon, each of whom will be independent directors. Ms. Bertoglio will be our audit committee financial expert. We expect that the director to be nominated by the underwriters will also be a member of this committee. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee:

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  establishes procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties; and

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  approves related party transactions.

        Under Italian law, our shareholders, not our audit committee, must be the party that appoints, terminates and determines the compensation for our independent accountants. As a result, our audit committee is not able to perform all of the duties required by Rule 10A-3 of the Exchange Act. However, Rule 10A-3 provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent prohibited by local law) ("Statutory Auditor Requirements") are exempt from the audit committee requirements established by the rule. As a foreign private issuer, we must comply with these requirements or qualify for a valid exemption by July 31, 2005. Our board of directors has determined that our board of statutory auditors, together with our audit committee, meets the Statutory Auditor Requirements and therefore will qualify for the exemption noted above.

        We anticipate that the audit committee will prepare an "Organizational and Operational Model" required by Italian Legislative Decree of June 8, 2001 No. 231 (relating to the administrative responsibility of companies), we expect that this document will consist of:

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  a Code of Ethics;

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  operating procedures and reporting systems;

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  internal supervisory and monitoring body; and

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  a disciplinary system.

        Compensation Committee.    Upon the effective date of this offering, the compensation committee will consist of Ms. Bertoglio, Dr. Nadler and Dr. Zambon, each of whom are independent directors. Under American Stock Exchange rules, the compensation of a U.S. domestic company's chief executive officer and all other officers must be determined, or recommended to the board of directors, either by a compensation committee comprised of independent directors or a majority of the independent directors of its board of directors. Disclosure of individual management compensation information is mandated by the Exchange Act proxy rules, but foreign private issuers are generally exempt from that requirement. We anticipate that our compensation committee will perform the duties required by the rules of the American Stock Exchange including making decisions and recommendations regarding salaries, benefits, and incentive compensation for our executive officers. The compensation of our directors is fixed periodically by our shareholders at their annual ordinary shareholder meetings. We will disclose the aggregate compensation of our executive officers and directors in our Exchange Act reports, but not individual compensation of those officers or directors.

        Nominating and Corporate Governance Committee.    Upon the effective date of this offering, our nominating and corporate governance committee will consist of Ms. Bertoglio, Dr. Nadler, Dr. Zambon and Dr. Anderson, each of whom are independent directors. Under American Stock Exchange rules, the directors of a U.S. domestic company must be either selected or recommended for the board of directors' selection by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Under Italian law, directors may be nominated by our shareholders or our board of directors. We anticipate that the nominating and corporate governance committee will perform the duties required by the American Stock Exchange, including assisting the board of directors in fulfilling its responsibilities by:

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  identifying and approving individuals qualified to serve as members of our board of directors;

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  selecting director nominees for our annual meetings of shareholders;

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  evaluating our board's performance; and

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  developing and recommending to our board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

        Our shareholders will be able to nominate directors other than those nominated by the nominating committee.

        Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time, including, but not limited to, an executive committee.

Board of Statutory Auditors

        Under Italian law, in addition to electing our board of directors, our shareholders also elects a board of statutory auditors. The statutory auditors are elected for a term of three years, may be reelected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he or she is qualified to act in that capacity under Italian law, and that he or she meets certain professional standards. The board of statutory auditors is required to verify that we comply with applicable law and our by-laws, respect the principles of correct administration and maintain adequate organizational structure, internal controls and administrative and accounting systems.

        The following table sets forth the names of the three members of our board of statutory auditors and the two alternate statutory auditors and their respective positions, as of the date of this prospectus. The current board of statutory auditors was elected on June 16, 2003 for a term that ends at the date of the ordinary shareholders' meeting to approve our 2005 annual financial statements, which would normally be held by April 30, 2006.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

        Mr. Belloni also serves as a member of the board of statutory auditors of Sirton.

        Our board of statutory auditors met five times during 2003, and attended two shareholder and board of directors meetings, and has met five times in 2004 to date, and attended five shareholder and three board of directors meetings. During 2004, our statutory auditors have received an aggregate of €27,000 in compensation for their services as statutory auditors to us.

Indemnification of Directors and Executive Officers and Limitation of Liability

        We intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Italian law.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents where indemnification by us will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        We intend to purchase directors' and officers' liability insurance, including liabilities arising under the Securities Act, and maintain this insurance in the future.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2003, the aggregate cash compensation to our executive officers and directors as a group was approximately €530,200. For the nine months ended September 30, 2004, the aggregate cash compensation to our executive officers and directors as a group was approximately €414,000.

Share-Based Compensation Plans

2004 Equity Incentive Plan

        Our board of directors proposed capital increases for our equity incentive plans to our shareholders on September 2, 2004. Our shareholders approved those capital increases on September 30, 2004. Our board of directors approved the specific terms of our 2004 Equity Incentive Plan effective as of September 30, 2004. Under Italian law, we do not need to obtain the approval of the specific terms of our equity incentive plans by our shareholders. It will be effective upon the completion of this offering. The incentive plan authorizes 1,500,000 ordinary shares for issuance. The maximum number of shares that may be issued under the incentive plan subject to incentive share options is 1,500,000. Shares subject to share awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to the authorized shares and outstanding awards to prevent dilution or enlargement of participant's rights. The plan is governed by Delaware law.

        Our incentive plan provides for the grant of incentive share options (as defined in Section 422 of the Internal Revenue Code) to employees, including officers and employee-directors, and nonstatutory share options, restricted share purchase rights, restricted share unit awards, share appreciation rights and share bonuses to employees, including our officers, directors and consultants who are subject to tax in the United States. The incentive plan also provides for the periodic automatic grant of nonstatutory share options to our non-employee directors.

        The incentive plan is administered by our board of directors or a committee appointed by our board of directors. The board or the committee determines recipients and types of awards to be granted, including the number of shares subject to an award, the vesting schedule of awards, the exercisability of awards, and subject to applicable restrictions, other terms of awards. The board of directors has delegated administration of the incentive plan to the compensation committee.

        The term of share options granted under the incentive plan generally may not exceed 10 years. Our compensation committee determines the price of share options granted under the incentive plan, provided that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. No incentive share option may be granted to any person who, at the time of the grant, owns (or is deemed to own) ordinary shares possessing more than 10% of our total voting ordinary shares, unless the option exercise price is at least 110% of the fair market value of the ordinary shares on the date of grant and the term of the incentive share option does not exceed five years from the date of grant. The exercise price for a nonstatutory share option can vary in accordance with a predetermined formula while the option is outstanding. In addition, the aggregate fair market value, determined at the time of grant, of the ordinary shares with respect to which an incentive share option first becomes exercisable during any calendar year (under the incentive plan and all of our other equity compensation plans) may not exceed approximately €75,190 ($100,000).

        Options granted under the incentive plan vest at the rate determined by our compensation committee. Typically, options granted under the incentive plan vest over three years, at the rate of one-third of the shares covered by the option vesting each year.

        Generally, the optionee may not transfer a share option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory share option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us ceases for any reason may exercise the option to the extent it was vested for the term provided in the share option agreement. Options generally expire three months after the termination of an optionee's service. However, if an optionee is permanently disabled or dies during his or her service, that person's options generally may be exercised up to 12 months following disability or death.

        Share appreciation rights granted under our incentive plan may be paid in our ordinary shares, cash or a combination of the two, as determined by our board of directors. The grant of a share appreciation right may be granted subject to a vesting schedule determined by our board of directors.

        Restricted shares purchase rights granted under the incentive plan may be granted pursuant to a repurchase option in our favor that will lapse in accordance with a vesting schedule and at a price determined by the board of directors (or a committee appointed by the board of directors). Restricted share unit awards may be granted subject to a vesting schedule determined by the board of directors

(or a duly appointed committee). Share bonuses may be awarded in consideration of past services without a purchase payment. Rights under a share bonus or a restricted share purchase award are transferable only upon such terms and conditions as are set forth in the relevant agreement, as determined by the board of directors (or the committee appointed by the board of directors) in its sole discretion.

        When we become subject to Section 162(m) of the Internal Revenue Code which denies a deduction to publicly held companies for certain compensation paid to specified employees in a taxable year to the extent the compensation exceeds approximately €751,900 ($1,000,000), no person may be granted share options and/or share appreciation rights under the incentive plan covering more than 500,000 ordinary shares in any fiscal year. In addition, no person may be granted restricted share purchase rights, share units and/or share bonuses under the incentive plan covering more than 250,000 ordinary shares in any fiscal year. However, in connection with a participant's first year of employment, such participant may be granted options and/or share appreciation rights covering up to 600,000 ordinary shares and restricted share purchase rights, share units and/or share bonuses covering up to 500,000 ordinary shares.

        Each director (other than Dr. Nadler) who is not otherwise one of our employees or consultants automatically will be granted a nonstatutory share option for 10,000 ordinary shares upon his or her initial election or appointment to our board of directors after the completion of this offering. Upon the conclusion of each regular annual meeting of our shareholders, each non-employee director will receive a nonstatutory share option for 10,000 ordinary shares. Grants will vest in 12 equal monthly installments. The exercise price of the options granted to non-employee directors will be equal to the fair market value of our ordinary shares on the date of grant and the term will be 10 years from the date it was granted.

        In the event of certain corporate transactions (including, but not limited to, a sale or other disposition of all or substantially all of our assets, a merger or a consolidation), all outstanding awards under the incentive plan will be subject to the terms and conditions of the agreement memorializing the transaction. The agreement may provide for the assumption or substitution of awards by any surviving entity, the acceleration of vesting (and exercisability, if applicable) or the cancellation of awards with or without consideration. In addition, at the time of grant, our board of directors may provide for acceleration of vesting in the event of a change in control. In the event of a change in control, non-employee director options outstanding under the incentive plan will automatically become vested and will terminate if not exercised prior to such a change in control.

        The board of directors may amend the incentive plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The incentive plan will terminate on September 30, 2014 unless sooner terminated by the board of directors or a committee appointed by the board of directors.

2004 Italy Stock Award Sub-Plan

        Our 2004 Italy Stock Award Sub-Plan is a part of our 2004 Equity Incentive Plan and provides for the grant of share options and the issuance share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be less than the average of the closing price of our ordinary shares listed on the American Stock Exchange over the 30 days preceding the date of grant. No share option granted under our Italy sub-plan may cover more than 10% of the voting rights in our annual meeting of shareholders or 10% of our capital or equity. Share grants will be made in consideration for past services.

        Generally, a participant under the Italy sub-plan may not transfer a share award other than by applicable law. However, a participant under the Italy sub-plan may designate a beneficiary who may exercise the award following the participant's death.

        In the event of certain corporate transactions (including, but not limited to, a sale or other disposition of all or substantially all of our assets, a merger or a consolidation), all outstanding awards under the Italy sub-plan will be subject to the terms and conditions of the agreement memorializing the transaction. The agreement may provide for the assumption or substitution of awards by any surviving entity, the acceleration of vesting (and exercisability, if applicable) or the cancellation of awards with or without consideration. In addition, at the time of grant, our board of directors may provide for acceleration of vesting in the event of a change in control.

        The Italy sub-plan will terminate on September 30, 2014 unless sooner terminated by our board of directors.

2004 Nonstatutory Share Option Plan and Agreement

        Our board of directors proposed capital increases for our equity incentive plans to our shareholders on September 2, 2004 and our shareholders approved those capital increases on September 30, 2004. Our board adopted the specific terms of our 2004 Nonstatutory Share Option Plan and Agreement on October 1, 2004. Under Italian law, we do not need to obtain the approval of the specific terms of our equity incentive plans by our shareholders. The sole person eligible to receive an option under the plan is Cary Grossman, our Executive Vice President and Chief Financial Officer. On October 1, 2004, Mr. Grossman received an option to purchase all 60,000 shares authorized for issuance under the plan. The exercise price of the option issued under the plan is approximately €4.13545 ($5.50). The exercise price of the option is subject to adjustment in the event the price at which our ordinary shares are first made available to the public is less than approximately €8.2709 ($11.00). The option became fully vested on December 15, 2004. In certain corporate transactions, a surviving or acquiring corporation may either assume the option or substitute other awards for the outstanding option. If the surviving or acquiring corporation does not assume or substitute the outstanding option, the option will terminate prior to the event if not otherwise exercised, provided that Mr. Grossman is providing service to us at the time of the corporate transaction. The option has a five year term.

Other pension and retirement plans

        We do not have any other pension or retirement plans.

RELATED PARTY TRANSACTIONS

        Other than described below, since January 1, 2001, there have not been, and there is not currently proposed, any transaction or loan between us and any affiliate of ours, any of our directors executive officers, holders of 10% or more of our ordinary shares, any member of their immediate family or any enterprise over which any such person is able to exercise a significant influence other than our engagement agreement with Cary Grossman, our Chief Financial Officer, and our employment agreement with Dr. Laura Ferro, our President and Chief Executive Officer.

Control by Dr. Ferro's Family

        We are part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970's. In 1993, FinSirton formed our company as Pharma Research S.r.L., an Italian private limited company, to pursue research and development activities of prospective pharmaceutical specialty products. In December 2000, Crinos Industria Farmacobiologica S.p.A., a subsidiary of FinSirton, contributed its plants, equipment and patents relating the development of biological pharmaceutical products, including all of its rights relating to defibrotide, to us in return for 98% of our shares. FinSirton continued to own the remaining 2%. At that time, we changed from a private limited company to a corporation and in July 2001 we changed our name to Gentium S.p.A.

        In May 2002, Crinos Industria Farmacobiologica S.p.A. sold its commercial division, including its products, licenses and patents relating to pharmaceutical products in Italy, including the brand name "Crinos," to a newly formed subsidiary, called Crinos S.p.A., of Stada, a leader in the generic pharmaceutical industry in Europe. At that time, Crinos Industria Farmacobiologica S.p.A. changed its name to Sirton Pharmaceutical S.p.A. (and later to Sirton S.p.A.) since it no longer had the rights to the name "Crinos." At the same time, we granted certain licenses to Crinos S.p.A. to market defibrotide and mesalazine. Sirton now produces pharmaceutical products for third parties, including taking ingredients that we manufacture and turning them into finished drugs, and markets various skin care products.

        In 2003 and 2004, Sirton distributed the 98% of our shares that it owned to FinSirton as dividends. As a result, FinSirton became our majority shareholder. In January 2005, FinSirton sold some of our ordinary shares that it owned to third parties. FinSirton remains our majority shareholder. FinSirton also holds 90% of the outstanding shares of Foltene and 100% of the outstanding shares of Sirton.

        The following chart illustrates our organizational structure as of the date of this prospectus. Each of the companies named below is an Italian corporation.

        Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, and members of her family control FinSirton. As a result, Dr. Ferro and her family indirectly control 91% of our outstanding ordinary shares. After the consummation of this offering, assuming that no holders of our Series A senior convertible promissory notes elect to convert their notes into our ordinary shares, Dr. Ferro and her family will indirectly control 59.1% of our ordinary shares.

Agreements with FinSirton and Sirton

        On October 15, 2004, our majority shareholder, FinSirton, entered into a pledge agreement with respect to our issuance of approximately €6,025,000 ($8,010,000) of Series A senior convertible promissory notes. Under the agreement, FinSirton pledged 1,650,000 of our ordinary shares held by FinSirton to secure the performance of all of our obligations under the notes. FinSirton continues to vote the pledged ordinary shares for so long as there is not an event of default under the loan agreements.

        As of December 31, 2004, we had inter-company outstanding debt in the amount of €2,200,000 to Sirton, a wholly-owned subsidiary of FinSirton. Sirton lent us €1,000,000 in each of March 2004 and May 2004, and €400,000 in June 2004, and €600,000 in July 2004. All loans were borrowed at 3.5% interest per annum and each matures on October 1, 2008. We repaid €800,000 of the loans in 2004 and €700,000 in January 2005 with the proceeds from the sale of our Series A senior convertible promissory notes.

        On July 20, 2004, we obtained a mortgage loan in the amount of €2,000,000 from Banca Nazionale del Lavoro. The mortgage loan is secured by the real estate owned by us and by Sirton, and by a guarantee executed by FinSirton. In addition, payment of up to €1,000,000 of our debt to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan. We cannot make any payment or prepayment of principal of or interest on up to €1,000,000 of our debt to Sirton until we have performed in full our obligations under the mortgage loan. Amounts under the mortgage loan will bear interest at the Euribor rate plus 0.20%. The mortgage loan will mature on August 6, 2010.

        On January 2, 2004 we entered into an Agreement for the Supply of Services with FinSirton pursuant to which FinSirton supplies us with accounting and personnel administration services. This agreement expires on December 31, 2004, but will be renewed automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration. Under this agreement, we pay FinSirton €1,010 per employee per year for personnel services, €28.30 per invoice issued and received for administrative services, €8.48 per kilobyte stored in their data processing system for data processing services, approximately €62,000 per year for general management services (wages, canteen meals, car rental services), and €61,000 per year for business development services.

        On January 2, 2004 we entered into a Service Agreement with Sirton pursuant to which Sirton supplies us with a number of business services including quality assurance, quality control, analytical assistance for research and development, regulatory services, engineering services, procurement and logistic services, general and car rental services, administrative assistance, library services, utilities services, and maintenance services. This agreement expires on December 31, 2004, but will be renewed automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration. Under this agreement, we pay Sirton €31.50 per hour for quality assurance services, €33.57 per hour for quality control services, €33.57 per hour for analytical assistance for research and development, €26,000 per year for regulatory services, €30,000 per year for engineering services, €2,080 for up to 1200 purchasing documents per month for procurement services (€21 for each additional purchasing document), €22.00 per hour for logistical services, approximately €8,580 per month for general and car-rental services, approximately €2,230 per month for administrative assistance, approximately €4,250 per month for library services, the cost of utilities actually used for utilities services, and €23.24 per hour for maintenance services.

        On January 2, 2004, we entered into an Agreement for the Supply of Services with Sirton pursuant to which Sirton supplies us with organizational assistance in business management by drawing up strategic plans and coordinating our internal resources. This agreement expires on December 31, 2004, but will be renewed automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration. Under this agreement, we pay Sirton €80,000 per year.

        On January 2, 2001, we entered into a Lease Agreement with Sirton to rent office space and incurred fees of €97,000, €84,000 and €63,000 for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, respectively.

        On January 2, 2004 we entered into an Active Ingredient Supply Agreement with Sirton pursuant to which we supply Sirton with defibrotide and certain ingredients for generic drugs that Sirton manufactures. This agreement expires on December 31, 2004, but will be renewed automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration. Under this agreement, Sirton pays us €59 per unit of pure urokinase, €8.80 per unit of calcium heparin for injection, €1,446 per unit of defibrotide for injection, €679 per unit of oral defibrotide, €210 per unit of sulglicotide, and €110 per unit of glucidamine.

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature.

PRINCIPAL SHAREHOLDERS

        The following table shows information with respect to the beneficial ownership of our ordinary shares as of January 10, 2005 by:

  •
  each person, or group of affiliated persons, who we know owns beneficially 5% or more of our ordinary shares,

  •
  each of our directors,

  •
  each of our executive officers, and

  •
  all of our directors and executive officers as a group.

        Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Ordinary shares underlying our Series A senior convertible promissory notes, our warrants and our options that are exercisable within 60 days from December 31, 2004 are deemed outstanding for computing the amount and percentage owned by the person or group holding such notes, warrants and/or options, but are not deemed outstanding for computing the percentage owned by any other person or group. The address for those individuals for which an address is not otherwise indicated is: c/o Gentium S.p.A., Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.

	Number of Shares Outstanding	Number of Shares Underlying Notes(1)	Number of Shares Underlying Options or Warrants	Percent
Principal Shareholders
FinSirton S.p.A.(2)	4,550,000	0	0	91.0%
Alexandra Global Master Fund, LLC(3)	400,000	212,444	76,480	13.0
Executive Officers and Directors
Dr. Laura Ferro(4)	4,550,000	0	0	91.0
Cary Grossman	0	0	85,000	1.7
Sauro Carsana	0	0	0	*
Dr. Massimo Iacobelli	0	0	0	*
Dr. Guenther Eissner	0	0	0	*
Danilo Moltrasio	0	0	0	*
Armando Cedro	0	0	0	*
Gigliola Bertoglio	0	0	0	*
All directors and executive officers as a group (8 persons)	4,550,000	0	85,000	91.2%

*
Less than 1% of total.

(1)
Conversion ratio based on an initial public offering price of €7.52 ($10.00) per share.

(2)
FinSirton pledged 1,650,000 of its shares to secure repayment of our Series A senior convertible promissory notes.

(3)
Address is c/o Alexandra Investment Management, LLC, 767 Third Avenue, 39th Floor, New York, New York 10017, United States of America.

(4)
Dr. Ferro and members of her family control FinSirton. As a result, Dr. Ferro may be deemed to beneficially own FinSirton's shares of our company. Dr. Ferro disclaims such beneficial ownership.

        As of January 10, 2005, there were no record holders of our ordinary shares located in United States. FinSirton sold 450,000 of our ordinary shares that it owned to third parties in January 2005. There were no other changes in percentage ownership by holders of 5% or more of our outstanding ordinary shares since January 1, 2001. The holders of 5% or more of our outstanding ordinary shares do not have different voting rights than other holders of our ordinary shares. Dr. Ferro and her family, through their ownership of 100% of the outstanding ordinary shares of FinSirton, effectively control all decisions and actions that must be made or taken by holders of our ordinary shares by virtue of the fact that FinSirton owns a majority of our outstanding ordinary shares prior to the consummation of this offering and will own approximately 59.1% of our outstanding ordinary shares after the consummation of this offering.

Change of control arrangements

        There are no arrangements of which we are aware that could result in a change of control over us.

DESCRIPTION OF SECURITIES

        The following information describes our securities and certain provisions of our bylaws. This description is only a summary. You should also refer to the bylaws which have been filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part.

Authorized Shares

        As of September 30, 2004, our authorized ordinary shares consisted of 13,330,100 ordinary shares, par value of one euro per share, and 5,000,000 ordinary shares are outstanding and held of record by one shareholder. As of January 10, 2005, our authorized ordinary shares consisted of 13,330,100 ordinary shares, par value of one euro per share, and 5,000,000 ordinary shares are outstanding and held of record by three shareholders. There will be a maximum of 7,700,000 ordinary shares outstanding upon the closing of this offering, assuming that none of the holders of our Series A senior convertible promissory notes elect to convert such notes into our ordinary shares following the closing of this offering, that the holder of two outstanding vested options for an aggregate of 85,000 shares does not exercise those options and that the underwriters do not elect to exercise their over-allotment option. If all of the holders of our Series A senior convertible notes elect to convert such notes into our ordinary shares following the closing of this offering, there will be 8,589,990 ordinary shares outstanding following the closing of this offering (based on an assumed initial offering price of approximately €7.52, or $10.00, per ordinary share, the mid-point of the price range of this offering).

        Of our 13,330,100 authorized ordinary shares:

  •
  5,000,000 are outstanding;

  •
  1,560,000 are reserved for issuance upon exercise of options granted and available for grant under our share option plans;

  •
  1,335,000 are reserved for issuance upon conversion of the Series A senior convertible promissory notes;

  •
  881,100 are reserved for issuance upon exercise of the warrants;

  •
  2,700,000 are being offered in this offering;

  •
  405,000 are reserved for issuance upon exercise of the underwriters' over-allotment option;

  •
  270,000 are reserved for issuance upon exercise of the representatives' warrant; and

  •
  1,179,000 are available for issuance under certain circumstances.

        Holders of our ordinary shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the ordinary shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of ordinary shares are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available, subject to any preferential dividend rights of preferred shares or participating certificates, if any, then outstanding. In the event of our liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred shares, if any, then outstanding. Holders of ordinary shares have no preemptive, subscription, redemption or conversion rights. The outstanding ordinary shares are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable.

        Additional information about our ordinary shares appears under "—Bylaws" below.

Series A Senior Convertible Promissory Notes

        As of September 30, 2004 we had no outstanding Series A senior convertible notes. As of January 10, 2005, we have outstanding Series A senior convertible promissory notes in the aggregate amount of approximately €6,023,000 ($8,010,000). The notes are convertible into a total of up to 1,335,000 ordinary shares at the option of the holder upon the closing of this offering, at a conversion ratio equal to the principal amount of the notes divided by an amount equal to ninety per cent (90%) of the initial offering price in this offering (but not less than €4.5114 ($6.00) per share) (or 889,990 shares based on the assumed initial offering price of €7.52 ($10.00) per share in this offering). This ratio can change if we issue certain securities at a price per share of less than the initial conversion ratio. The notes bear interest at a per annum rate of 7% through March 31, 2005, 10% from April 1, 2005 until the maturity date and the one-month LIBOR rate plus 12% after maturity. The notes, if not converted into our ordinary shares upon the closing of this offering, are due and payable thirty (30) days after completion of this offering. If we do not complete an initial public offering of our securities within 12 months of the first issuance of the notes (e.g. by October 8, 2005), the notes will be convertible at the option of the holder at a price of €4.5114 ($6.00) per share. Payment of the principal and interest on the notes is senior to the payment of all of our other debt except for loans that we owed to Sirton in the original amount of €3.0 million, €1.5 million of which we repaid with the proceeds of the notes, two mortgage loans that we owe to Banca Nazionale del Lavoro, of which €2.697 million was outstanding at September 30, 2004 and two loans that we owe to Cassa di Risparmio di Parma e Piacenza, of which €875,000 was outstanding at September 30, 2004. We must redeem the notes upon certain events, including a dissolution, liquidation or winding up, a merger in which we are not the surviving entity and the holders of a majority of our outstanding shares own less than a majority of the surviving entity or the sale of substantially all of our assets. We may redeem the notes, at our option, at any time before the maturity date with the consent of holders of a majority of the outstanding principal of the notes. FinSirton has secured repayment of the notes by a pledge of 1,650,000 of our outstanding shares that it holds.

Warrants

        As of September 30, 2004, we had no outstanding warrants to purchase our ordinary shares. As of January 10, 2005, we had outstanding warrants to purchase an aggregate of 452,948 ordinary shares. These warrants were issued in connection with the issuance of our Series A senior convertible promissory notes. Investors who subscribed for the notes prior to October 15, 2004 received warrants to purchase a number of our ordinary shares equal to the product obtained by multiplying the loan principal by 66%, and dividing the result by the lower of approximately €7.519 ($10.00) or the offering price per share of our ordinary shares in this offering (but not less than approximately €4.5114 ($6.00) per share). Investors in the units who subscribed after October 15, 2004 received, as part of each unit, warrants to purchase a number of our ordinary shares equal to the product obtained by multiplying the loan principal by 40%, and dividing the result by the lower of approximately €7.519 ($10.00) or the offering price per share of our ordinary shares in this offering (but not less than approximately €4.5114 ($6.00) per share). The exercise price per share of our ordinary shares underlying these warrants will be equal to hundred ten percent (110%) of the offering price per share of our ordinary shares in this offering (but not less than approximately €4.5114 ($6.00) per share). This exercise price can change if we issue certain securities at a price per share of less than the initial exercise price. The warrants become exercisable upon the earlier of the closing of an initial public offering of our securities and the one year anniversary of the date of issuance of the warrants, and expire on the later of five years and three months after the date of issuance of the warrants and four years and three months after the closing of an initial public offering of our securities.

Options

        As of September 30, 2004, we had no outstanding options to purchase our ordinary shares. As of December 31, 2004, we had outstanding options to purchase a total of 85,000 ordinary shares. Our share option plans authorize the grant of options to purchase up to 1,560,000 ordinary shares. We intend to grant options to purchase an aggregate amount of 767,000 ordinary shares to our current officers and directors concurrent with the closing of this offering and accordingly 708,000 ordinary shares will remain as reserved for issuance upon the exercise of options available for future grant under our share option plans.

Registration Rights, Right of First Refusal and Drag-Along Rights

Holders of Series A senior convertible promissory notes and warrants

        Beginning 270 days after the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the ordinary shares that will be received upon conversion of our notes or exercise of our warrants will be entitled to demand that we register their shares for resale under the Securities Act. These "demand rights" are provided under the terms of an agreement between us and these note and warrant holders and are subject to limitations described in that agreement. We are not required to effect more than three registrations for these holders under these demand registration rights. These demand rights terminate three years after the consummation of this offering. No more than two of the demand registrations may be filed using a Form F-1 registration statement. The securities registered pursuant to F-1 registrations must have an aggregate offering price of approximately €1,879,750 ($2,500,000) and any short-form or Form F-3 registrations must have an aggregate offering price of approximately €751,900 ($1,000,000).

        If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other shareholders exercising registration rights, the holders of notes or warrants or ordinary shares received upon conversion of notes or warrants are entitled to notice of the registration and are entitled to include ordinary shares in any such registration. These "piggyback rights" are subject to conditions and limitations, among them a minimum aggregate offering price of approximately €751,900 ($1,000,000) each and the right of the underwriters of an offering to limit the number of shares included in the registration. These piggyback rights terminate three years after the date of the consummation of this offering.

        We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any ordinary shares held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of registration.

        We and FinSirton have a right of first refusal if the holders of any of these shares wants to sell their shares, except in connection with a registration of the resale of those shares or in conjunction with a sale by FinSirton of its shares to an unaffiliated third party. The holders of the shares issuable upon conversion of the notes and exercise of the warrants agreed that, if, at any time prior to the consummation of this offering, we receive an offer from an unaffiliated third party to purchase all of our outstanding shares, the transaction is approved by our board of directors, and the holders of a majority of our outstanding shares consent to the transaction, those holders would vote their ordinary shares in favor of the transaction.

Shareholders other than FinSirton

        Beginning six months after the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the ordinary shares held by our current shareholders other than FinSirton (450,000 shares) will be entitled to demand that we register their shares for resale under the Securities Act. These "demand rights" are provided under the terms of an agreement between us and these shareholders and are subject to limitations described in that agreement. We are not required to effect more than two registrations for these holders under these demand registration rights. These demand rights terminate three years after the consummation of this offering. The securities registered pursuant to F-1 registrations must have an aggregate offering price of approximately €1,503,800 ($2,000,000) and any short-form or Form F-3 registrations must have an aggregate offering price of approximately €751,900 ($1,000,000).

        If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other shareholders exercising registration rights, the holders of notes or warrants or ordinary shares received upon conversion of notes or warrants are entitled to notice of the registration and are entitled to include ordinary shares in any such registration. These "piggyback rights" are subject to conditions and limitations, among them a minimum aggregate offering price of approximately €751,900 ($1,000,000) each and the right of the underwriters of an offering to limit the number of shares included in the registration. These piggyback rights terminate three years after the date of the consummation of this offering.

        We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any ordinary shares held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of registration.

        We and FinSirton have a right of first refusal if the holders of any of these shares wants to sell their shares, except in connection with a registration of the resale of those shares or in conjunction with a sale by FinSirton of its shares to an unaffiliated third party. The holders of these shares agreed that, if, at any time prior to the consummation of this offering, we receive an offer from an unaffiliated third party to purchase all of our outstanding shares for consideration equal to not less than approximately €6.77 ($9.00) per share, the transaction is approved by our board of directors, and the holders of a majority of our outstanding shares consent to the transaction, those holders would vote their ordinary shares in favor of the transaction.

Bylaws

        The following is a summary of certain information concerning our shares and by-laws (Statuto) and of Italian law applicable to companies whose shares are not listed in a regulated market in the European Union, as in effect at the date of this prospectus. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws or Italian law, as the case may be.

        In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. On September 30, 2004, our shareholders approved a number of amendments to our by-laws dictated or made possible by the 2003 corporate law reform. The following summary takes into account the 2003 corporate law reform and the consequent amendments to our by-laws.

General

        As of September 30, 2004, our issued and outstanding share capital consists of 5,000,000 ordinary shares, par value €1 per share. The euro was adopted in Italy on January 1, 1999. The redenomination of the ordinary shares from lire into euro was approved by our shareholders on December 27, 2000. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

        We are registered with the Companies' Registry of Como, with our registered office at Comune di Villa Guardia, frazione Civello, Italy, registration number 02098100130.

        Our corporate purpose is the manufacturing, on behalf of our company and third parties, and marketing in both Italy and other countries, of pharmaceutical preparations, pharmaceutical products, raw materials for pharmaceutical and parapharmaceutical use and in general all and any products sold by pharmacies or for hospital use, excluding in all cases the retail sale in Italy of pharmaceutical preparations and products, medical articles and clinical apparatuses in general and organic and inorganic products that may be used in agrotechnical and/or zootechnical fields. We may also prepare and organize for our own account or on behalf of third parties the documentation required for obtaining authorizations for marketing pharmaceutical products in compliance with the regulations in force in the countries of destination and be the holders of those authorizations. We may grant and/or transfer licenses to Italian and foreign enterprises or corporate bodies or acquire licenses for ourself or third parties. For each product contemplated by our corporate purposes, we may carry out research programs in general and in particular technological, chemical, pharmacotoxicological and clinical research programs in the hospital and pharmaceutical field. We are generally authorized to take any commercial transactions necessary or useful to achieve our corporate purpose, with the exclusion of investment services and other financial or professional activities reserved by Italian law to authorized entities.

Authorization of shares

        We may authorize additional shares in connection with capital increases approved by our shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by our board of directors. On September 30, 2004, after a recommendation by our board of directors, our shareholders approved a capital increase to allow for the issuance of:

  •
  up to 1,560,000 ordinary shares upon the exercise of options available for grant under our share option plans;

  •
  up to 1,335,000 ordinary shares upon the conversion of the Series A senior convertible promissory notes;

  •
  up to 881,100 ordinary shares upon the exercise of the warrants; and

  •
  4,554,000 ordinary shares, including the shares to be issued in this offering (including ordinary shares underlying the representatives' warrant and the over-allotment option).

        As of January 10, 2005, none of such new ordinary shares had been issued and fully paid. The authorization for the 1,335,000 ordinary shares issuable upon conversion of the Series A senior convertible promissory notes, the 881,100 ordinary shares issuable upon exercise of the warrants, the 1,560,000 ordinary shares issuable upon exercise of options available for grant under our share option plans and the 4,554,000 other shares issuable, including the shares to be issued in this offering, is valid until September 30, 2009.

Form and transfer of shares

        Our ordinary shares are not certificated. Rather, they are registered by book-entry form on our corporate register. We keep this corporate register at our offices. Transfers of our ordinary shares are registered on our corporate register. The transferee's name must be entered in the shareholder's register in order to establish his rights as a shareholder as against us.

Dividend rights

        Our payment of any annual dividend must be proposed by our board of directors and is subject to the approval of our shareholders at the annual ordinary shareholders' meeting. Before dividends may be paid out of our unconsolidated net income in any year, we must allocate an amount equal to 5% of the net income to our legal reserve until such reserve is at least equal to 20% of the aggregate par value of our issued shares, which we call our "capital." If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may pay dividends out of available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders' resolution approves that issuance, the shareholders' resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders' meetings.

Board of directors

        Pursuant to our by-laws, our board of directors must consist of three, five or seven individuals. Our board of directors plans to propose an amendment to this provision of our bylaws for approval by our shareholders that would change this to state that our board of directors must consist of between three and seven individuals, so that we have more flexibility in constituting our board of directors.

        Our board of directors is elected at a shareholders' meeting for no more than three fiscal years. Our board of directors plans to propose an amendment to this provision of our bylaws for approval by our shareholders that would change this to state that our board of directors is elected at a shareholders' meeting each year, to ensure that we comply with the rules of the American Stock Exchange.

        Our directors, who may but are not required to be shareholders, may be re-appointed. Our board of directors has complete power of our ordinary and extraordinary administration and in particular may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the by-laws to a vote of the shareholders at an ordinary or extraordinary shareholders' meeting. See also "—Meetings of Shareholders".

        If we cannot repay our creditors, and a court determines that our directors did not perform their duties regarding the preservation of our assets, the court may find our directors liable to our creditors.

        Our board of directors must appoint a chairman (presidente) and may appoint a vice-chairman and a secretary. The chairman of the board of directors is our legal representative. Our board of directors may delegate certain powers to one or more managing directors (amministratori delegati) or to an executive committee (comitato esecutivo), determine the nature and scope of the delegated powers of each director and of the executive committee and revoke such delegation at any time. Italian law provides that the board or, if it delegates such duties, the managing directors or executive committee, must ensure that our organizational and accounting structure is appropriate to our business. If the board delegates these duties to managing directors or an executive committee, then the managing directors or the executive committee, as the case may be, must report to our board of directors at least every six months on our business and the main transactions carried out by us or by our subsidiaries, if any. The board, the managing directors or the executive committee, as the case may be, must report to our board of statutory auditors at least every six months on our business and the main transactions carried out by us or our subsidiaries, if any.

        Our board of directors may also appoint one or more senior managers (direttori generali) who report directly to the board. These senior managers may be directors or employees, and the board may delegate any powers to them that the board has not already delegated to managing directors or an executive committee, and subject to the limitations discussed below.

        Under Italian law, our board of directors may not delegate certain responsibilities, including the preparation and approval of draft financial statements, the approval of merger and de-merger plans to be presented to shareholders' meetings, increases in the amount of our share capital or the issuance of convertible debentures (if any such power has been delegated to our board of directors by our shareholders at an extraordinary shareholders' meeting) and the fulfillment of the formalities required when our capital is required to be reduced as a result of accumulated losses that affect our stated capital by more than one third. See also "—Meetings of Shareholders".

        Meetings of our board of directors are called eight days in advance by letter or, in case of necessity, two days in advance, by fax, e-mail with receipt or telegram to each director and each statutory auditor. Statutory auditors are normally required to attend our board meetings, but if a meeting has been duly called, the board can validly take action at the meeting even if the board of statutory auditors do not attend. If the meeting has not been duly called, the meeting is nevertheless validly constituted if all of the directors in office and all of the statutory auditors are present. The chairman may call meetings on his own initiative and meetings must be called upon the request of two directors.

        Meetings of our board of directors may be held in person, or by audio-conference or tele-conference, in any member state of the European Union or in the United States. The quorum for meetings of our board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at a meeting at which a quorum is present.

        Under Italian law, directors having any interest in a proposed transaction must disclose their interest to the board and to the statutory auditors, even if such interest is not in conflict with our interest in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to us of, the approved transaction. If these provisions are not complied with, or if the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by our board of statutory auditors if the approved transaction may be prejudicial to us. A managing director, a member of the executive committee or any senior manager having any interest in a proposed transaction that he or she has authority to approve must solicit prior board approval of such transaction. The interested director or senior manager may be held liable for damages to us resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to us if they illicitly profit from insider information or corporate opportunities.

        Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders' meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for damages against us. These damages may include, but are not limited to, compensation that would otherwise have been paid to the director for the remainder of their term and damage to their reputation. Directors may resign at any time by written notice to our board of directors and to the chairman of our board of statutory auditors. Our board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders' meeting. If at any time more than half of the members of our board of directors resign or otherwise cease to be directors, the board of directors in its entirety ceases to be in office and our board of statutory auditors must promptly call an ordinary shareholders' meeting to appoint new directors.

        The remuneration of our directors is determined by our shareholders at ordinary shareholders' meetings. Our board of directors, after consultation with our board of statutory auditors, may determine the remuneration of directors that perform management or other special services for us, such as managing directors. Our directors are entitled to reimbursement for expenses reasonably incurred in connection with their service as directors, such as expenses incurred in travel to attend board meetings.

        Effective January 1, 2004, an Italian share corporation may adopt one of three different models of corporate governance structure. The three models are:

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  a board of directors and a board of statutory auditors, which is the historical model that all companies had prior to January 1, 2004;

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  a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors; or

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  a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves our annual financial statements.

        Replacing the historical model with the new one-tier model or two-tier model requires an extraordinary shareholders meeting resolution. The amended by-laws approved by our shareholders on September 30, 2004, do not provide for a change in our governance structure. As a result, we continue to have a board of directors and a board of statutory auditors.

Statutory auditors

        In addition to electing our board of directors, our shareholders elect a board of statutory auditors (Collegio Sindacale) from individuals qualified to act in such capacity under Italian law. At our ordinary shareholders' meetings, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of our board of statutory auditors must provide certain evidence that he is qualified to act in such capacity under Italian law and meets certain professional standards.

        Our by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

        Our board of statutory auditors is required, among other things, to verify that we:

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  comply with applicable laws and our by-laws;

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  respect principles of good governance; and

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  maintain adequate organizational structure, internal controls and administrative and accounting systems.

        Our board of statutory auditors is required to meet at least once each ninety days. In addition, our statutory auditors are supposed to attend meetings of our board of directors and shareholders' meetings. If they do not attend two consecutive meetings of the board of directors or shareholders, they may be terminated for cause by the shareholders. Our statutory auditors may decide to call a meeting of our shareholders, ask for information about our management from our directors, carry out inspections and verifications at our offices and exchange information with our external auditors. Any shareholder may submit a complaint to our board of statutory auditors regarding facts that the shareholder believes should be subject to scrutiny by our board of statutory auditors, which must take any complaint into account in its report to the shareholders' meeting. If shareholders collectively representing 5% of our share capital submit such a complaint, our board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders' meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). Our board of statutory auditors may report to a competent court serious breaches of directors' duties. The court may take such actions as it feels appropriate, including inspecting our company's operations, removing directors, appointing temporary administrators to manage our company and any other actions that the court feels is necessary to preserve the value of our company for our creditors and shareholders.

        As mentioned in the preceding section, effective January 1, 2004, Italian share corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors. Our amended by-laws do not provide for a change in our governance structure, although we do plan to create an audit committee. We may also adopt one of the new models in order to comply with certain requirements of the American Stock Exchange and the Securities Exchange Act of 1934, as amended.

External auditor

        The 2003 corporate law reform requires us to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify during the fiscal year that our accounting records are correctly kept and accurately reflect our activities, and that our financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be reviewed by the shareholders at our offices prior to the annual shareholders' meeting. The report remains on file at our offices and may be reviewed after the annual shareholders' meeting as well; it is also published for review by the general public.

        The external auditor or the firm of external auditors are appointed for a three-year term by the vote of our shareholders at an ordinary shareholders' meeting. At the ordinary shareholders' meeting, the shareholders may ask questions of the board of statutory auditors about their view of the auditors prior to voting on whether to appoint the auditors. Once appointed, the shareholders may remove the auditors only for cause and with the approval of the board of statutory auditors and of a competent court.

        On September 2, 2004, our shareholders appointed Reconta Ernst & Young S.p.A., with offices in Italy, as our external auditors for three-year term expiring at the time of the annual shareholders meeting to approve the consolidated financial statements for 2006.

Meetings of shareholders

        Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder's meetings. Votes may be cast personally or by proxy. Shareholders' meeting may be called by our board of directors (or our board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on issues which as a matter of law shall be resolved upon the basis of a proposal, plan or report by our board of directors. If the shareholders' meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting.

        We may hold meetings of shareholders at our registered office in Villa Guardia, or elsewhere within Italy, any other state of the European Union or in the United States following publication of notice of the meeting in the "Gazzetta Ufficiale della Repubblica Italiana" or in the newspaper "Il Sole 24 Ore" at least 15 days before the date fixed for the meeting. We are not required by law to provide any other form of notice, but we nevertheless undertake to mail written notice of meetings to our shareholders. The notice of a shareholders' meeting must specify two meeting dates for an ordinary or extraordinary shareholders' meeting (first and second "calls"). The notice of the shareholders' meeting also specifies the dates for further calls. The notice must contain a list of the items to be dealt with and state the day, hour and place for the meeting for both the first and second calls. However, if the above procedures are not complied with, the shareholders' meeting will still be deemed to be validly held if all outstanding shares are represented, all other holders having the right to vote are present and the meeting is attended by a majority of the board of directors and the board of statutory auditors.

        We must convene an ordinary shareholders' meeting at least once a year within 120 days after the end of the fiscal year. Our annual financial statements must be approved by vote of our shareholders at this annual ordinary shareholders' meeting. We may delay holding the shareholders' meeting to up to 180 days after the end of the fiscal year if we must prepare consolidated financial statements or if particular circumstances concerning our structure or our purposes so require. At ordinary shareholders' meetings, our shareholders also appoint the external auditors, approve any distribution of dividends that have been proposed by our board of directors, elect our board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to the shareholders by law.

        We may call extraordinary shareholders' meetings to vote upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions. We may also call extraordinary shareholders' meetings to vote upon proposed amendments to our by-laws, issuance of convertible debentures, mergers and de-mergers and capital increases and reductions, if the actions may not be authorized by the board of directors. The board of directors has the authority to transfer our registered office within Italy, authorize, on a non-exclusive basis, amendments to our by-laws that are required by law, authorize mergers by absorption into us of our subsidiaries in which we hold all or at least 90% of the issued share capital, authorize reductions of our share capital in case of withdrawal of a shareholder and indicate who among the directors is the legal representative of the Company. If the shareholders authorize the issuance of shares or other securities at an extraordinary meeting, they may delegate the power to make specific issuances to the board of directors. Our shareholder delegated the power to issue our Series A senior convertible promissory notes, the associated warrants, options under our share option plans and the 4,554,000 ordinary shares that include the shares in this offering to our board of directors at an extraordinary shareholders' meeting held on September 30, 2004. Our shareholders may not authorize the issuance of shares for a period of more than five years from the date of the extraordinary shareholders' meeting. Once our shareholders have authorized the issuance of securities, those securities must be issued and paid for before the shareholders may authorize the issuance of additional securities.

        The quorum for an ordinary meeting of our shareholders on the first call is 50% of the outstanding ordinary shares, while on second call there is no quorum requirement. In either case, resolutions are carried by the majority of ordinary shares present or represented at the meeting. The quorum for an extraordinary meeting of shareholders is more than 50% of the outstanding ordinary shares on the first call and one-third of the outstanding shares on second call. Resolutions are carried by a majority of the outstanding ordinary shares on first call and at least two-thirds of the holders of shares present or represented at the meeting on second call. In addition, certain matters (such as, for example, a change in our purpose, the transfer of our registered office outside Italy or our liquidation prior to the date set forth in our by-laws) must be carried by the holders of more than one-third of the outstanding ordinary shares (not just the ordinary shares present or represented at the meeting).

        Shareholders are entitled to one vote per ordinary share. Neither Italian law nor our by-laws limit the right of non-resident or foreign owners to hold or vote their shares. Shareholders do not need to "lodge" their share certificates (if any) or any communication from their broker in order to take part in the meeting.

        Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to us. Our directors, auditors and employees may not be proxies. Italian law provides that any one proxy cannot represent more than 20 shareholders prior to the company "making recourse to the risk capital market." Italian scholars are undecided as to whether listing shares on an exchange outside of Italy constitutes "making recourse to the risk capital market." If we are deemed to make recourse to the risk capital market by means of listing our ordinary shares on the American Stock Exchange, any one proxy cannot represent more than 50 shareholders if the aggregate par value of our ordinary shares is €5,000,000 or less or more than 100 shareholders if the aggregate par value of our ordinary shares is more than €5,000,000 but less than or equal to €25,000,000. If the aggregate par value of our ordinary shares is more than €25,000,000, there is no limitation on how many shareholders may be represented by each proxy. Upon the consummation of this offering, we expect that we will have 7,700,000 shares outstanding, the aggregate par value of which will be €7,700,000, and so if we are deemed to make recourse to the risk capital market, each proxy may not represent more than 100 shareholders. If we are not deemed to make recourse to the risk capital market, each proxy may not represent more than 20 shareholders.

Preemptive rights

        Pursuant to Italian law, holders of outstanding ordinary shares and convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, unless those issuances are for non-cash considerations. The preemptive rights may be waived or limited by shareholders' resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders and such waiver or limitation is in the interest of our company.

        FinSirton waived its preemptive right in connection with the authorization of our private placement of the Series A senior convertible notes and warrants, the issuance of options under our equity incentive plans and the issuance of 4,554,000 additional ordinary shares, which includes the shares being offered in this offering. The holders of our Series A senior convertible promissory notes have preemptive rights for shares or convertible debentures for which our shareholders authorize a capital increase in the future. They do not have preemptive rights for the issuance of options under our equity incentive plans or the 4,554,000 additional authorized ordinary shares, since the issuance of those shares was authorized by FinSirton before the issuance of the Series A senior convertible promissory notes. We do not intend to propose a capital increase for any additional shares or convertible debentures prior to the consummation of this offering. The Series A senior convertible promissory notes will either be repaid with the proceeds of this offering or converted into ordinary shares within 30 days of the consummation of this offering, and after that time we will only have ordinary shareholders (unless we issue new convertible debentures).

Preference shares; other securities

        Italian law permits us to issue preference shares with limited voting rights, other classes of equity securities with different economic and voting rights, "participation certificates" with limited economic and voting rights, as well as "tracking shares," if our by-laws permit such issuances. Our by-laws currently do allow us to issue these securities. We may also issue convertible and non-convertible debt securities. In order to issue these securities, our board of directors would need to recommend to our shareholders that they approve the issuance of particular securities in connection with a capital increase, and the shareholders would need to vote to approve such an issuance and capital increase at an extraordinary meeting. The board would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. The shareholders may vote at the extraordinary meeting to delegate to the board of directors the power to issue those securities from time to time, but not more than five years from the date of the extraordinary meeting.

Debt-equity ratio

        Italian law provides that we may issue debt securities for an amount not exceeding twice the amount of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other reserves appearing on our latest Italian balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a "share premium reserve", meaning amounts paid for our ordinary shares in excess of the capital. This limit must be observed at both the time of the issuance and until the debt securities are completely repaid by us. Therefore, until any outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. Some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. We could recapitalize by means of issuing new shares or having our current shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

Reduction of equity by losses

        Italian law requires us to reduce our shareholders' equity in certain situations. Our shareholders' equity has three main components: capital, legal reserves and other shareholders' equity (such as any premium paid for the shares over the par value and any retained earnings). We apply our losses from operations against our shareholders' equity other than legal reserves and capital first. If additional losses remain, or if we have no shareholders' equity other than legal reserves and capital, and the additional losses are more than one-third of the amount of our legal reserves and capital, our board of directors must call a shareholder's meeting as soon as possible. The shareholders must vote to elect to either reduce the legal reserves and capital by the amount of the remaining losses, or to carry the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the legal reserves and capital, then we must reduce our legal reserves and capital by the amount of the losses. However, as an S.p.A., we must maintain capital of at least €120,000. If the amount of the losses would reduce our capital to less than €120,000, then:

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  we would need to increase our capital, which we could do by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital; or

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  our shareholders would need to convert our company to an "S.r.l", which has a lower capital requirement of €10,000; or

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  if neither of these options were taken, our shareholders or, if they do not so resolve, a court of competent jurisdiction, could appoint a receivor to liquidate our company.

Segregation of assets and proceeds

        Pursuant to the 2003 corporate law reform, effective January 1, 2004, our board of directors may resolve to segregate assets of the Company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of our shareholders' equity. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by our general creditors Similarly, creditors with respect to such specific business may only attach those assets that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any of our assets. Our board of directors may authorize us to issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets ours.

        We have no present intention to enter into any such transaction and none is currently in effect.

Liquidation rights

        Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, our shareholders are entitled to a distribution in liquidation that is equal to the par value of their shares (to the extent available out of our net assets).

Purchase of shares by us

        We are permitted to purchase our outstanding shares, subject to certain conditions and limitations provided for by Italian law. We may only purchase the shares out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by our shareholders by vote at an ordinary shareholders' meeting. The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations will apply with respect to purchases of our shares by any subsidiaries we may create in the future.

        A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders' meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders' meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

Notification of the acquisition of shares

        In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority shareholders' rights; withdrawal rights

        Shareholders' resolutions which are not adopted in conformity with applicable law or our by-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution.

        Dissenting or absent shareholders may require us to buy back their shares as a result of shareholders' resolutions approving, among others things, material modifications of our purpose or of the voting rights of our shares, our transformation from a share corporation into a different legal entity or the transfer of our registered seat outside Italy. According to the 2003 corporate law reform, any buy-back would be required to occur at a price established by our board of directors, upon consultation with our board of statutory auditors and our external auditor, having regard to our net assets value, our prospective earnings and the market value of our shares, if any. Under the 2003 corporate law reform, we may set forth different criteria in our bylaws for the consideration to be paid to dissenting shareholders in such buy-backs. We have not done so as of the date of this prospectus.

        Each shareholder may bring to the attention of the board of statutory auditors facts or acts which such shareholder deems wrongful. If such shareholders represent more than 5% of our share capital, our board of statutory auditors must investigate without delay and report its findings and recommendations to our shareholders' meeting. Shareholders representing more than 10% of our share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. In addition, shareholders representing at least 20% of our share capital may commence derivative suits before the competent court against our directors, statutory auditors and general managers. We may waive or settle the suit unless shareholders holding at least 20% of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

Liability for mismanagement of subsidiaries

        Pursuant to the 2003 corporate law reform, if we, acting in our own interest or the interest of third parties, mismanage a company that we control, we are liable to that company's shareholders and creditors for ensuing damages. That liability is excluded if the ensuing damage is fully eliminated, including through subsequent transactions, or the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. We are presumed to have control over, among other companies, any subsidiary whose financial statements are consolidated into ours. Since we currently have no subsidiaries, this law does not apply to us at this time.

Limitation of Liability and Indemnification Matters

        Insofar as indemnification for liabilities arising under Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

American Stock Exchange

        We are applying to list our ordinary shares on the American Stock Exchange under the trading symbol "GNM."

COMPARISON OF ITALIAN AND DELAWARE CORPORATE LAWS

        WE ARE GOVERNED BY THE CORPORATE LAWS IN ITALY, WHICH ARE IN SOME CASES LESS FAVORABLE TO SHAREHOLDERS THEN THE CORPORATE LAWS IN DELAWARE, UNITED STATES.

        The following is a summary of material differences between the Delaware General Corporate Law and the laws of Italy.

Mergers and other extraordinary corporate transactions

        Under Delaware law, a merger or consolidation requires the approval of a majority of the votes cast by the holders of shares entitled to vote in person or by proxy and if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the shares within each class or series entitled to vote as a class in person or by proxy, unless the certificate of incorporation requires a greater vote. The sale, lease, exchange or other disposition of all, or substantially all, the property and assets, of a Delaware corporation requires a majority vote unless the certificate of incorporation requires a greater vote. Under Delaware law, the dissolution of a corporation requires a majority vote unless the certificate of incorporation requires a greater vote.

        Under Italian law, a merger or consolidation requires a majority vote at an extraordinary shareholders' meeting.

Amendments to charter documents

        Under Delaware law, charter documents are composed of two documents: a certificate of incorporation and bylaws. An amendment to the certificate of incorporation ordinarily requires a majority vote (unless the certificate of incorporation requires a greater vote). If a class or series is entitled separately to vote on an amendment, its majority vote (unless the certificate of incorporation requires a greater vote), separately calculated, is necessary to approve the amendment. In addition, under Delaware law, the holders of outstanding shares of a class or series shall be entitled to vote as a class upon a proposed amendment by a majority vote (unless the certificate of incorporation requires a greater vote), whether or not entitled to vote thereon by the provisions of a company's certificate of incorporation, if the amendment would have certain effects identified in Delaware law.

        Under Delaware law, directors of a corporation may adopt, amend or repeal the corporation's bylaws, unless the certificate of incorporation reserves the power exclusively to the shareholders, or the shareholders, in amending, repealing or adopting a particular bylaw, expressly provide that the board of directors may not amend or repeal that bylaw. Unless the certificate of incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation's shareholders may amend, repeal or adopt the corporation's bylaws even though the bylaws may also be amended, repealed or adopted by its directors.

        Under Italian law, the charter documents are composed of one document, the bylaws. An amendment to the bylaws requires a majority vote at an extraordinary shareholders' meeting.

Naming of companies

        Under Delaware law a company shall use one of these same endings or others, including "association", "company", "corporation", "club", "foundation", "fund", "institute", "society", "union", or "syndicate", (or abbreviations thereof, with or without punctuation), or words (or abbreviations thereof, with or without punctuation) of like import of foreign countries or jurisdictions (provided they are written in roman characters or letters).

        Under Italian law, the name of a corporation must end in "S.p.A." or "Societá per Azioni."

Capital

        Delaware law permits companies to be incorporated with par value shares, no par value shares or a combination of such. If a Delaware company issues par value shares and receives an amount in excess of the par value, the directors may attribute a portion of the excess as "capital." If a Delaware company issues no par value shares, the directors may attribute a portion of the amount paid as "capital."

        Italian law permits companies to be incorporated with par value shares, no par value shares or a combination of such. If an Italian company issues par value shares and receives an amount in excess of the par value, the par value is attributed as "capital" and the excess is attributed to a "premium reserve," which is part of shareholders' equity. If an Italian company issues no par value shares, the entire amount is attributed as "capital."

Franchise tax

        Delaware levies a franchise tax based on authorized capital. Italian law has no such tax.

Liability of shareholders

        The liability of shareholders of a Delaware company is limited to the amount paid for their shares. The liability of shareholders of a Italian company is also limited to the amount paid for their shares.

Quorum of shareholders

        Under Delaware law, with respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the certificate of incorporation. Where a separate vote by a class or series or classes or series is required, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the certificate of incorporation.

        Under Italian law, a quorum shall be present at an ordinary meeting of shareholders on first call if the holders of 50% of the outstanding ordinary shares are represented at the meeting in person or by proxy, while on second call there is no quorum requirement. A quorum shall be present at an extraordinary meeting of shareholders on first call if the holders of more than 50% of the outstanding ordinary shares are represented at the meeting in person or by proxy and if the holders of at least one-third of the outstanding shares are represented at the meeting in person or proxy on second call.

Actions without a meeting—shareholders

        Under Delaware law, shareholders may act without a meeting if a consent in writing to such action is signed by all shareholders, provided, however, that the certificate of incorporation may provide that shareholders may take action without a meeting if a consent in writing is signed by the shareholders having the minimum number of votes that would be necessary to take such action at a meeting.

        Under Italian law, shareholders may not act without a meeting.

Special/extraordinary meetings

        Under Delaware law, special meetings of shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.

        Under Italian law, extraordinary shareholders' meeting may be called by our board of directors (or our board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on issues which as a matter of law shall be resolved upon the basis of a proposal, plan or report by our board of directors. If the shareholders' meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting.

Director qualifications

        Under Delaware law, directors need not be residents of Delaware or shareholders of the corporation unless the certificate of incorporation or bylaws so require. The certificate of incorporation or bylaws may prescribe other qualifications for directors.

        Under Italian law, the only requirement for directors is that they have not been deemed "legally incompetent" to be a director under Italian law. "Legal incompetence" is determined by a competent court and can be determined for reasons such as lack of mental capacity, physical incapability, emotional instability, bankruptcy, certain criminal convictions or drug or alcohol addiction.

Election of directors

        Under Delaware law, unless otherwise provided in the certificate of incorporation, shareholders are not be entitled to cumulative voting in the election of directors. Absent such provision, the directors of a corporation are elected by a plurality of the votes cast by the holders of shares entitled to vote in person or by proxy at a meeting of shareholders at which a quorum is present.

        Under Italian law, shareholders are not entitled to cumulative voting in the election of directors. The directors of a corporation are elected by a majority of the votes cast by the holders of shares entitled to vote in person or by proxy at an ordinary meeting of shareholders at which a quorum is present.

Actions without a meeting—directors

        Under Delaware law, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all members of the board consent to it in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the board unless otherwise restricted by the certificate of incorporation or bylaws.

        Under Italian law, directors may not act without a meeting.

Removal of directors

        Under Delaware law, one or more or all the directors of a corporation may be removed for cause or, unless provided in the certificate of incorporation, removed without cause by the shareholders by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote thereon, subject to certain exceptions.

        Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders' meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for damages against us. These damages may include, but are not limited to, compensation that would otherwise have been paid to the director for the remainder of their term and damage to their reputation. Our board of directors must appoint substitute directors to fill vacancies arising from removals, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders' meeting. If at any time more than half of the members of our board of directors are removed or otherwise cease to be directors, the board of directors in its entirety ceases to be in office and our board of statutory auditors must promptly call an ordinary shareholders' meeting to appoint new directors.

Location of directors meetings

        Delaware law provides that, unless otherwise restricted by the certificate of incorporation or bylaws, the board may hold its meetings outside of the State of Delaware. Under Italian law and our bylaws, meetings of our board of directors may be held in person, or by audio-conference or tele-conference, in any member state of the European Union or in the United States.

Limitation of liability and indemnification

        Delaware law requires directors and members of any committee designated by the board of directors to discharge their duties in good faith and with that degree of diligence, care and skill which ordinary prudent people would exercise under similar circumstances and positions. Delaware law permits a corporation to set limits on the extent of a director's liability. Italian law requires directors and members of any committee designated by the board of directors to discharge their duties in good faith and with that degree of diligence required by the nature of their office and their specific competence. If we cannot repay our creditors, and a court determines that our directors did not perform their duties regarding the preservation of our assets, the court may find our directors liable to our creditors. Italian law permits a corporation to set limits on the extent of a director's liability. We intend to enter into indemnification agreements with our directors. We have already agreed to indemnify our directors for any tax penalties inflicted upon, among other people, our directors who, when acting on our behalf and in our interest, breach or cause breaches of tax laws unintentionally, except in the case of fraud, and to consider, on a case by case basis, waiving our right of recourse against directors who breach tax laws that result in monetary penalties inflicted on us.

Dividends

        Delaware law provides that the board of directors of a corporation may authorize and the corporation may make distributions subject to any restrictions in its certificate of incorporation. However, Delaware law provides that distributions may not be made if, after giving affect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of its business or total assets would be less than total liabilities.

        Under Italian law, our payment of any annual dividend must be proposed by our board of directors and is subject to the approval of our shareholders at the annual ordinary shareholders' meeting. Before dividends may be paid out of our unconsolidated net income in any year, we must allocate an amount equal to 5% of the net income to our legal reserve until such reserve is at least equal to 20% of the aggregate par value of our issued shares, which we call our "capital." If our capital is reduced as a result of accumulated losses, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may pay dividends out of available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders' resolution approves that issuance, the shareholders' resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders' meetings.

Return of capital

        Delaware law provides that corporations may return capital by dividend, redemption or repurchase subject to certain solvency tests. Shareholder approval is not required for these transactions so long as the corporation meets the solvency tests.

        Under Italian law, we are permitted to purchase our outstanding shares, subject to certain conditions and limitations provided for by Italian law. We may only purchase the shares out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by our shareholders by vote at an ordinary shareholders' meeting. The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations will apply with respect to purchases of our shares by any subsidiaries we may create in the future.

        A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders' meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders' meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

Officers

        Under Delaware law, a corporation is required to have such officers as are required to sign instruments to be filed with the Secretary of State and stock certificates. It is necessary that the corporation have at least two officers to comply with this requirement. The corporation has complete freedom to designate its executives by whatever names it wishes and to allocate the managerial power delegated to executives as the corporation may wish. Any number of offices may be held by the same person unless otherwise provided by the certificate of incorporation or the by-laws. Officers may be chosen in any way and by any person or body if the by-laws or a resolution of the governing body so specifies.

        Under Italian law, there are no requirements for any specific numbers or titles of officers.

Share certificates

        Under Delaware law, the shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertified stock. However, existing shareholders and future shareholders are able to obtain a stock certificate signed by or in the name of the corporation by the chairman or vice-chairman of the board of directors or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation if they desire. The terms governing preferred stock must be expressed "in clear language" in the certificate of incorporation (or by a separate resolution authorized by the charter).

        Under Italian law, the shares of a corporation may be issued in either registered or certificated form. Our bylaws provide that our ordinary shares are not certificated. Rather, they are registered by book-entry form on our corporate register.

Preemptive rights

        Under Delaware law, shareholders do not possess preemptive rights as to the issuance of additional securities by the corporation, unless the certificate of incorporation provide otherwise.

        Under Italian law, holders of outstanding ordinary shares and convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, unless those issuances are for non-cash considerations. The preemptive rights may be waived or limited by shareholders' resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders and such waiver or limitation is in the interest of our company.

Liquidation rights generally

        Under Delaware law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of their corporation. Preferred shareholders typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders have been fully satisfied, holders of common stock are entitled to the distribution of any remaining assets. Under Italian law, and subject to the satisfaction of the claims of all creditors, our shareholders are entitled to a distribution in liquidation that is equal to the par value of their shares (to the extent available out of our net assets). Preferred shareholders and holders of "participating certificates" typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders and holders of participating certificates have been fully satisfied, holders of ordinary shares are entitled to the distribution of any remaining assets.

Shareholder derivative suits

        Under Delaware law, a derivative suit may be brought only if the plaintiff was a record or beneficial owner of shares at the time of the transaction of which he or she complains, and the initial pleading in the suit states that the ownership requirement is satisfied, and with particularity, the efforts of the plaintiff to have the suit brought for the corporation by the board of directors, or the reasons for not making such efforts. The court may require the plaintiff to give security for the expenses incurred or expected to be incurred by the defendants. The court may also require the plaintiff to pay expenses to the defendants if the court finds, upon final judgment for the defendants, that the suit was brought without reasonable cause.

        Under Italian law, a shareholder's name must be entered in the shareholder's register in order to establish his rights as a shareholder against us. Each shareholder may bring to the attention of the board of statutory auditors facts or acts which such shareholder deems wrongful. If such shareholders represent more than 5% of our share capital, our board of statutory auditors must investigate without delay and report its findings and recommendations to our shareholders' meeting. Shareholders representing more than 10% of our share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. In addition, shareholders representing at least 20% of our share capital may commence derivative suits before the competent court against our directors, statutory auditors and general managers. We may waive or settle the suit unless shareholders holding at least 20% of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

Dissenters' rights

        Any shareholder of a Delaware corporation has the right to dissent from any plan of merger or consolidation to which the corporation is a party, provided that unless the certificate of incorporation otherwise provides, a shareholder shall not have the right to dissent from any plan of merger or consolidation with respect to shares of a class or series which is listed on a national securities exchange or is held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote upon the plan of merger or consolidation.

        Under Italian law, shareholders' resolutions which are not adopted in conformity with applicable law or our by-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution.

        Dissenting or absent shareholders may require us to buy back their shares as a result of shareholders' resolutions approving, among others things, material modifications of our purpose or of the voting rights of our shares, our transformation from a share corporation into a different legal entity or the transfer of our registered office outside Italy. According to the 2003 corporate law reform, any buy-back would be required to occur at a price established by our board of directors, upon consultation with our board of statutory auditors and our external auditor, having regard to our net assets value, our prospective earnings and the market value of our shares, if any. Under 2003 corporate law reform, we may set forth different criteria in our bylaws for the consideration to be paid to dissenting shareholders in such buy-backs. We have not done so as of the date of this prospectus.

Anti-takeover provisions and interested shareholder transactions

        Delaware corporations are subject to the State of Delaware's "business combination" statute. In general, that statute prohibits a publicly-traded corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the time that the shareholder became an interested stockholder, unless the business combination is approved by the board prior to the time the shareholder became an interested stockholder, the interested stockholder acquired 85% or more of the outstanding shares in a transaction in which it became an interested stockholder, or the business combination is approved by the board and by holders of two-thirds of the shares not held by the interested stockholder. A "business combination" includes mergers, assets sales and other transactions resulting in financial benefit to a shareholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock.

        In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

        Under Italian law, directors having any interest in a proposed transaction must disclose their interest to the board and to the statutory auditors, even if such interest is not in conflict with our interest in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to us of, the approved transaction. If these provisions are not complied with, or if the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by our board of statutory auditors if the approved transaction may be prejudicial to us. A managing director, member of the executive committee or senior manager, if any, having any interest in a proposed transaction that he or she has authority to approve must solicit prior board approval of such transaction. The interested director may be held liable for damages to us resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to us if they illicitly profit from insider information or corporate opportunities.

Inspection of books and records

        Under Delaware law, upon the written request of any shareholder, the corporation shall mail to such shareholder its balance sheet as at the end of the preceding fiscal year, and its profits and loss and surplus statements for such fiscal year. Inspection rights are extended to any person who beneficially owns stock through either a voting trustee or nominee who holds the stock of record on behalf of such person. Where the shareholder is other than a record holder, such person must state under oath the person's status as a shareholder and produce documentary evidence of beneficial ownership. Any shareholder is entitled to examine a corporation's relevant books and records for any proper purpose, namely, a purpose reasonably related to such person's interest as a shareholder, upon written demand stating the purpose thereof.

        Under Italian law, our shareholders may review the report of our auditors on our financial statements prior to the ordinary shareholders' meeting to approve those financial statements. The report remains on file at our offices and may be reviewed after the annual shareholders' meeting as well; it is filed with the Companies' Registry of Como for review by the general public.

Registered office

        Delaware law requires a "registered office" in Delaware. Italian law requires a registered office in Italy.

Issuance of shares

        Under Delaware law, directors have the authority to issue shares of common stock. If the certificate of incorporation so provides, they may also designate the terms of preferred stock and issue shares of preferred stock.

        Under Italian law, issuances of any shares, ordinary or otherwise, require an amendment to our bylaws to increase our capital, which must be recommended to our shareholders by our board of directors and approved by a vote of our shareholders at an extraordinary meeting of shareholders. Our shareholders may not authorize the issuance of shares for a period of more than five years from the date of the extraordinary shareholders' meeting. Once our shareholders have authorized the issuance of securities, those securities must be issued and paid for before the shareholders may authorize the issuance of additional securities. The board would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. The shareholders may vote at the extraordinary meeting to delegate to the board of directors the power to issue those securities from time to time.

Debt-equity ratio

        Under Delaware law, a corporation is not restricted as to the amount of debt securities that it may issue.

        Under Italian law, we may issue debt securities for an amount not exceeding twice the amount of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other reserves appearing on our latest Italian balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a "share premium reserve", meaning amounts paid for our ordinary shares in excess of the capital. This limit must be observed at both the time of the issuance and until the debt securities are completely repaid by us. Therefore, until any outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. Some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. We could recapitalize by means of issuing new shares or having our current shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

Reduction of equity by losses

        Under Delaware law, a corporation's shareholders' equity is reduced by losses, and may become negative.

        Italian law requires us to reduce our shareholders' equity in certain situations. Our shareholders' equity has three main components: capital, legal reserves and other shareholders' equity (such as any premium paid for the shares over the par value and any retained earnings). We apply our losses from operations against our shareholders' equity other than legal reserves and capital first. If additional losses remain, or if we have no shareholders' equity other than legal reserves and capital, and the additional losses are more than one-third of the amount of our legal reserves and capital, our board of directors must call a shareholder's meeting as soon as possible. The shareholders must vote to elect to either reduce the legal reserves and capital by the amount of the remaining losses, or to carry the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the legal reserves and capital, then we must reduce our legal reserves and capital by the amount of the losses. However, as an S.p.A., we must maintain capital of at least €120,000. If the amount of the losses would reduce our capital to less than €120,000, then:

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  we would need to increase our capital, which we could do by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital; or

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  our shareholders would need to convert our company to an "S.r.l", which has a lower capital requirement of €10,000; or

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  if neither of these options were taken, our shareholders or, if they do not so resolve, a court of competent jurisdiction, could appoint a receivor to liquidate our company.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that a significant public market for our ordinary shares will develop or be sustained after this offering. Future sales of significant amounts of our ordinary shares, including our outstanding ordinary shares and our ordinary shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering, we will have outstanding 7,700,000 ordinary shares assuming:

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  no conversion of any outstanding Series A senior convertible promissory notes upon the closing of this offering;

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  no exercise of the underwriters' overallotment option; and

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  except as set forth above, no exercise of outstanding options or warrants prior to completion of this offering.

        Of these shares, the 2,700,000 ordinary shares sold in this offering and any shares sold upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act (generally our officers, directors and 10% shareholders).

        The remaining 5,000,000 ordinary shares were issued and sold by us in a private transaction, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act. Our employees and directors may purchase up to 1,560,000 ordinary shares upon exercise of options that we have granted or are available for future grant under our equity incentive plan, which shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144, 144(k) or 701 of the Securities Act. Additionally, the holders of our Series A senior convertible promissory notes may convert those notes to obtain an aggregate of 1,335,000 ordinary shares, and the holders of our warrants that were issued in connection with the notes may exercise those warrants to purchase an aggregate of 452,948 ordinary shares, which shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or 144(k) of the Securities Act.

        Our executive officers (other than Cary Grossman, our Chief Financial Officer), directors and current majority shareholder, FinSirton, have agreed with the underwriters to a lock-up of their ordinary shares for a period of 18 months after the effective date of the registration statement of which this prospectus forms a part, provided, however, that if the average price per share of the ordinary shares equals or exceeds 200% of the initial public offering price of the ordinary shares in this offering for a minimum of twenty continuous trading days, the ordinary shares may be released from the lock-up at the request of the holder. Our Chief Financial Officer, Cary Grossman, has agreed with the underwriters to a lock-up of his ordinary shares for a period of 365 days after the effective date of the registration statement of which this prospectus forms a part. The holders of our Series A senior convertible promissory notes and related warrants have agreed with the underwriters to a lock-up of shares for a period of 270 days after the effective date of the registration statement of which this prospectus forms a part. Our two other shareholders have agreed with the underwriters to a lock-up of their ordinary shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. Also, the underwriters, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to those lock-up agreements.

Rule 144

        In general, Rule 144 allows a shareholder or shareholders where shares are aggregated who has beneficially owned our ordinary shares for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

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  1% of the number of ordinary shares then outstanding, which will equal approximately 77,000 shares immediately after this offering; or

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  the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of ordinary shares our existing shareholders will sell under Rule 144, as this will depend on the market price for our ordinary shares, the personal circumstances of the shareholders, and other factors.

Rule 144(k)

        Under Rule 144(k), in general, a shareholder who has beneficially owned our ordinary shares for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

        Rule 701 generally allows a shareholder who purchased our ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of January 10, 2005, none of our outstanding ordinary shares had been issued in reliance on Rule 701 as a result of exercises of share options.

Registration Rights

        Beginning 270 days after the effective date of the registration statement of which this prospectus forms a part, the holders of our Series A senior convertible promissory notes and the related warrants, which are convertible and exercisable into an aggregate of up to 1,787,948 ordinary shares (or 1,342,938 shares based on an assumed initial offering price of €7.52 ($10.00) per share in this offering), and, beginning six months after the effective date of the registration statement of which this prospectus forms a part, our current shareholders, other than Fin Sirton, have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form F-8 under the Securities Act covering our ordinary shares issued or reserved for issuance under our share option plans. Accordingly, our ordinary shares registered under such registration statement will be available for sale in the open market upon exercise by the holders. If the holders are our affiliates, they will be subject to the volume limitations of Rule 144 unless we file a "reoffer prospectus" as part of the registration statement.

Options, Warrants and Series A Senior Convertible Promissory Notes

        In addition to the 7,700,000 ordinary shares outstanding immediately after this offering, as of January 10, 2005, there were outstanding options to purchase 85,000 ordinary shares, outstanding warrants to purchase 452,948 ordinary shares and outstanding Series A senior convertible promissory notes convertible into up to 1,335,000 ordinary shares.

EXCHANGE CONTROLS

        No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of an Italian company.

TAXATION

Tax Consequences Applicable to US Holders

        The following contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ordinary shares by a US holder, as defined below. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our ordinary shares and each potential purchaser is therefore urged to consult its own tax advisor.

        In particular, this summary deals only with US holders who will hold their ordinary shares as a capital asset and does not address the tax treatment of a US holder (i) who owns 10% or more of our voting shares (either directly or through attribution); (ii) who holds ordinary shares in connection with a permanent establishment or fixed base of business located in Italy; (iii) who holds ordinary shares in the ordinary course or as an integral part of the holder's trade or business or as part of a hedging, straddle, integrated or conversion transaction; (iv) who is subject to special treatment under the US income tax laws (such as securities dealers, brokers, insurance companies, banks and tax-exempt organizations); (v) whose functional currency is not the US dollar; or (vi) who is a resident of Italy for purposes of the income tax convention that currently is in effect between the United States and Italy. In addition, the following discussion does not address any aspect of state, local or non-US tax laws (other than certain Italian tax laws) or any alternative minimum tax consequences.

        The summary is based upon tax laws of the United States and Italy and on the provisions of the income tax convention between the United States and Italy in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). In this regard, a new tax treaty to replace the current income tax convention was signed on August 25, 1999, but has not yet been ratified. (This new treaty, if ratified, would not change significantly the provisions of the income tax convention that are discussed below.) Prospective purchasers of our ordinary shares are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of our ordinary shares including, in particular, state and local tax consequences.

        For purposes of this section, a US holder means (i) an individual citizen or resident of the United States; (ii) a corporation and (except as may be provided by United States treasury regulations) a partnership organized in or under the laws of the US or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; (iv) a trust if a US court is able to exercise primary jurisdiction over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; and (v) any other person that is subject to US federal income taxation on a net income basis in respect of income attributable to its ownership of our ordinary shares. A US owner means a US holder that is considered a resident of the United States for purposes of the income tax convention currently in effect between the United States and Italy and who is not subject to an anti-treaty shopping provision.

Italian Taxation of US Holders

        Income Tax Withholding on Dividends.    We do not anticipate making any distributions with respect to our ordinary shares in the foreseeable future. However, if we were to make distributions with respect to our ordinary shares, we would generally be required under Italian law, except as otherwise discussed below, to withhold Italian income tax at a 27% rate on payments made to shareholders who are not residents of Italy for tax purposes. Italian laws provide a mechanism under which persons who are not residents of Italy can claim a refund of up to four-ninths of Italian withholding taxes on dividend income (thereby effectively reducing the rate of withholding to 15%) by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. US holders should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays.

        Under the income tax convention currently in effect between the United States and Italy, dividends paid to US owners will be subject to Italian withholding tax at a reduced rate of 15%. However, the amount that we will initially make available to the depositary for payment to US owners will reflect withholding at the 27% rate. US owners who comply with the certification procedures described below may claim a refund of the difference between the 27% rate and the 15% rate (referred to herein as a "treaty refund"). The certification procedure will require the US owner (i) to obtain from the US Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification is effective with respect to the payment (with such certificates generally being effective until March 31 of the year following submission), (ii) to produce a statement whereby the US owner represents that it is a US owner that does not maintain a permanent establishment in Italy, and (iii) to set forth certain other required information. The time for processing requests for certification by the Internal Revenue Service can be lengthy. Accordingly, US owners should begin the process of obtaining a certification from the Internal Revenue Service as soon as possible after receiving instructions from the depositary.

        The depositary's instructions will specify certain deadlines for delivering the documentation required to obtain a treaty refund, including the certification that the US owners must obtain from the US Internal Revenue Service. In the case of ordinary shares held by US owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the depositary. In all other cases, US owners should deliver the required documentation directly to the depositary. We have agreed with the depositary that if the required documentation is received by the depositary on or within 30 days after the dividend payment date and, in our reasonable judgment, such documentation satisfies the requirements for a refund of Italian withholding taxes under the income tax convention then in effect between the United States and Italy, we will (within 45 days after that) pay the treaty refund to the depositary for the benefit of the US owners entitled thereto.

        If the depositary does not receive a US owner's required documentation within 30 days after the dividend payment date, the US owner may for a short grace period (specified in the depositary's instructions) continue to claim a treaty refund by delivering the required documentation (either through the US owner's financial intermediary or directly, as the case may be) to the depositary. However, after this grace period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the depositary. Expenses and extensive delays have been encountered by US owners seeking refunds from the Italian tax authorities.

        Income Tax on Capital Gains.    Under Italian law, capital gains realized by a person who is not a resident of Italy on the "disposal" of a "qualified" shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such shareholders carry on or perform business services in Italy are not subject to Italian capital gain tax but, instead, forty percent (40%) of the overall gain resulting from the disposal is subject to Italian individual or corporate income tax. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A "qualified" shareholding is defined as ordinary shares and/or rights that represent more than 5% of a listed company's total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A "disposal" of a qualified shareholding occurs if, in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder disposes of shares that, individually or in the aggregate, constitute a "qualified" shareholding. The taxable gain realized by an individual shareholder who is not a resident of Italy would be subject to progressive personal income tax rates. Currently, the marginal tax rate is equal to 45%, plus a surcharge of up to 1.4%, depending on the municipality in which the shareholder resides. The taxable gain realized by a corporate shareholder who is not a resident of Italy would be subject to corporate income tax, currently levied at a rate of 33%.

        Generally, Italian capital gain tax, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of "non-qualified" shareholdings whether held within or outside Italy. A "non-qualified" shareholding is defined as an interest in ordinary shares and/or rights which does not reach the thresholds described above for a qualified shareholding. However, under Italian law, an exemption applies to gains realized on the disposal of "non-qualified" shareholdings in an Italian company the shares of which are listed on a regulated market, such as our shares, even when such shareholdings are held in Italy.

        Furthermore, pursuant to the Income Tax Convention, a US owner will not be subject to Italian capital gain tax unless such US owner has a permanent establishment or fixed base in Italy to which the owner's ordinary shares is effectively connected. To this end, US owners selling ordinary shares and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above-mentioned conditions have been met.

        Estate and Gift Tax.    There is no Italian estate or gift taxes. However, should you make a gift of ordinary shares for a value exceeding 180,759.91 euro and the relationship between you and the beneficiary does not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of 129.11 euro would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to 516,456.91 euro in cases where the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

        Transfer tax.    An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax is currently payable at the following rates:

  •
  €1.40 per €1,000 of the price at which ordinary shares is transferred when the transfer is made between private individuals;

  •
  €0.50 per €1,000 of the price at which ordinary shares is transferred when the transfer is made between a bank and a private individual or through a stockbroker or securities house;

  •
  €0.12 per €1,000 of the price at which ordinary shares is transferred when the transfer is made between intermediaries.

        The transfer tax will not be payable with respect to any transfer of our ordinary shares involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

United States Taxation of US Holders

        Taxation of Distributions Made on Our Ordinary Shares.    As previously indicated, we do not anticipate making any distributions with respect to our ordinary shares in the foreseeable future. However, if we were to make distributions with respect to our ordinary shares, the amount of such distribution (including the amount of any Italian taxes withheld therefrom) would generally be includible in the gross income of a US holder as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. If the amount of any distribution paid on our ordinary shares exceeds our current and accumulated earnings and profits, that excess will first reduce a holder's basis in its ordinary shares and, to the extent the distribution is in excess of the holder's basis, the excess will be treated as capital gain. Dividends paid to US holders that are corporations will not be eligible for the dividends-received deduction (which is generally applicable only to dividends paid US corporations).

        Legislation enacted in 2003 reduces the maximum tax rate for certain dividends received by individuals to 15 percent for taxable years beginning on or before December 31, 2008, subject to exceptions for certain short-term and hedged stock positions. Dividends received from a "qualified foreign corporation" generally qualify for the reduced rate. In this regard, a foreign corporation that is not a "foreign personal holding company", a "foreign investment company" or a "passive foreign investment company" (hereinafter, a "disqualified foreign corporation") in the year that the dividends are paid or in the preceding taxable year will generally constitute a qualified foreign corporation with respect to any dividends paid by it on its stock if the stock is readily tradable on an established securities market in the United States. Because our ordinary shares will be readily tradable on an established securities market in the United States (since we intend to list the ordinary shares on the American Stock Exchange), we will constitute a qualified foreign corporation and dividends paid by us prior to 2009 on our ordinary shares to US holders that are individuals should qualify for the reduced rate, subject to above-mentioned exception for certain short-term and hedged stock positions, so long as we are not a disqualified foreign corporation in the year the dividends are paid or in the preceding taxable year. While we do not believe that we are currently a disqualified foreign corporation, no assurances can be provided that we will not constitute a disqualified foreign corporation in any year during which we make a distribution on our ordinary shares (or in the taxable year preceding the year of distribution).

        The amount of any cash distribution paid in euro with respect to our ordinary shares will equal the US dollar value of the distribution, including the amount of any Italian taxes withheld therefrom, determined at the spot exchange rate in effect on the date that the distribution is received (regardless of whether or not the distribution is in fact converted into US dollars), and a US holder will have a tax basis in the euro equal to that same value. Upon a subsequent sale or other disposition of the euro, any gain or loss recognized by the US holder will be ordinary income or loss for US federal income tax purposes.

        Subject to general foreign tax credit limitations, a US holder may elect to credit any Italian income taxes withheld on dividends paid on our ordinary shares against the holder's US federal income tax liability (provided, inter alia, that the US holder satisfies certain holding requirements with respect to the ordinary shares). Amounts withheld in excess of the applicable rate under the income tax convention in effect between the United States and Italy in respect of a US holder who qualifies for the benefits of the convention will not be eligible for this credit, but the US holder may claim a refund for this excess from the Italian tax authorities. See "Italian Taxation of US Holders—Income Tax

Withholding on Dividends." As an alternative to claiming a foreign tax credit, a US holder may claim a deduction for any withheld Italian income taxes, but only with respect to a year for which the US holder elects to do so with respect to all of its foreign income taxes. There are complex rules that limit the amount of foreign income taxes that may be credited against a US holder's federal income tax liability, and US holders are strongly urged to consult their own tax advisors as to the applicability and effect of these limitations.

        Sales or other Disposition of Our Ordinary Shares.    A US holder will recognize capital gain or loss for US federal income tax purposes on the sale or other disposition of our ordinary shares equal to the difference between the amount realized on the disposition and the holder's basis in the shares. Such gain or loss will generally be long-term capital gain or loss if the US holder has owned our ordinary shares for more than one year at the time of the sale or other disposition.

        Back-up Withholding.    A US holder may be subject to back-up withholding at the applicable rate with respect to dividends paid on or proceeds from the sale or other disposition of our ordinary shares unless the US holder (a) is an exempt recipient or (b) provides a taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with all applicable back-up withholding requirements.

        Special Rules Applicable to PFICs.    Special federal income tax rules apply to US holders who own stock in a passive foreign investment company (PFIC). In this regard, a foreign corporation is generally considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets are considered "passive assets" (generally assets that generate passive income or assets held for the production of passive income). We believe that we currently are not a PFIC and do not anticipate that we will become a PFIC in the future.

        However, if we were to be classified as a PFIC, a US holder would generally be subject to a special tax at ordinary income tax rates on so-called "excess distributions"—which include both certain distributions made on our ordinary shares and gain recognized on any sale or other disposition of your ordinary shares. The amount of income tax on these excess distributions will be increased by an interest charge to compensate for any tax deferral, calculated as if the excess distributions were earned ratably over the period the US holder held our ordinary shares. In addition, the tax on excess distributions treated as earned in prior years will be subject to tax at the maximum rate applicable in the year in which such income is deemed to have been earned. The harshness of the foregoing rules may be avoided if the US holder properly elects to include in its ordinary income each year such holder's pro rata share of our ordinary earnings and to include in its long-term capital gain income each year such holder's pro rata share of our net capital gain, whether or not distributed. However, we do not intend to provide US holders with the information that they would need in order to make this election.

        In addition, if we were to be classified as a PFIC, US holders would not qualify for the benefit of the reduced US federal tax rate applicable to certain dividends received by individuals through the end of 2008, as described above in "United States Taxation of US Holders—Taxation of Distributions Made on Our Ordinary shares".

UNDERWRITING

        In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Maxim Group LLP and I-Bankers Securities are acting as representatives, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of ordinary shares offered in this offering set forth opposite their respective names below.

Name	Number of Ordinary Shares
Maxim Group, LLC.

I-Bankers Securities Incorporated

Total	2,700,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the 2.7 million ordinary shares being offered by us if any shares are purchased. That commitment does not apply to the 405,000 ordinary shares subject to the over-allotment option granted by us. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        The addresses of the representatives are as follows: Maxim Group, LLC, 405 Lexington Avenue, New York, New York 10174 and I-Bankers Securities Incorporated, 1560 East Southlake Boulevard, Suite 232, Southlake, Texas 76092.

Pricing of Securities

        The underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus. That price should not be considered an indication of the actual value of our ordinary shares and is subject to change as a result of market conditions and other factors. The underwriters may offer the ordinary shares to securities dealers at the price to the public less a concession not in excess of $[            ] per share. Securities dealers may reallow a concession not in excess of $[            ] per share to other dealers. After the ordinary shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        Prior to this offering there has been no public market for any of our securities. The public offering price of the ordinary shares was negotiated between us and the representatives. Factors considered in determining the price of the ordinary shares include:

  •
  the present state of our development and estimates of our business potential;

  •
  the history and prospects of companies whose principal business is similar to ours;

  •
  prior offerings of those companies;

  •
  our capital structure;

  •
  an assessment of our management and their experience;

  •
  general conditions of the securities markets at the time of the offering; and

  •
  other factors as were deemed relevant.

Over-Allotment Option

        We have granted to the underwriters an option, exercisable during the 45 day period commencing on the date of this prospectus, to purchase up to an aggregate of 405,000 additional ordinary shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts for the sole purpose of covering over-allotments, if any. The over-allotment option will only be used to cover the net syndicate short position resulting from the initial distribution. The underwriters may exercise that option if the underwriters sell more ordinary shares than the total number set forth in the table above. If any ordinary shares underlying the option are purchased, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions And Discounts

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

		Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$10.00	$27,000,000	$31,050,000
Underwriting discount	0.90	2,430,000	3,064,500
Non-accountable expense allowance(1)	0.20	540,000	540,000
Proceeds, before expenses, to us(2)	$8.90	$24,030,000	$27,445,500

(1)
Non-accountable expense allowance is not payable with respect to the ordinary shares sold upon exercise of the underwriters' over-allotment option.

(2)
We estimate that the total expenses of this offering excluding the underwriters discount and non-accountable expense allowance, will be approximately €816,000, or approximately $1,085,000.

Purchase Option

        We have agreed to sell to the representatives, for $100, warrants to purchase up to a total of 270,000 ordinary shares. The ordinary shares issuable upon exercise of these warrants are identical to those offered by this prospectus. These warrants are exercisable at an exercise price equal to 120% of the offering price per share of the ordinary shares in this offering commencing one year from the date of this prospectus and expiring five years from the date of this prospectus. The warrants and the shares underlying the warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of one hundred eighty days from the effective date of the offering except to officers and partners of the representatives and members of the selling group and or their officers and partners. The warrants grant to holders demand and "piggy back" rights for periods of five and seven years, respectively, from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the warrants. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Regulatory Restrictions On Purchase Of Securities

        Rules of the SEC may limit the ability of the underwriters to bid for or purchase our securities before the distribution of the securities is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  •
  Stabilizing Transactions.  The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-Allotments and Syndicate Coverage Transactions.  The underwriters may create a short position in our securities by selling more of our securities than are set forth on the cover page of this prospectus. If the underwriters create a short position during the offering, the representatives may engage in syndicate covering transactions by purchasing our securities in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  •
  Penalty Bids.  The representatives may reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Stabilization and syndicate covering transactions may cause the price of the securities to be higher than they would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the prices of the securities if it discourages resales of the securities.

        Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of the securities. These transactions may occur on the American Stock Exchange, in the over-the-counter market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Terms

        We have granted the representatives the right for three years from the consummation of this offering to designate one person to be nominated for election by our shareholders as one of our directors if that person qualifies as an independent director in accordance with the rules of the SEC and the American Stock Exchange. The representatives have not named a board member as of the date of this prospectus.

        Our executive officers (other than Cary Grossman, our Chief Financial Officer), directors and current majority shareholder, FinSirton, have agreed with the underwriters to a lock-up of their ordinary shares for a period of 18 months after the effective date of the registration statement of which this prospectus forms a part, provided, however, that if the average price per share of the ordinary shares equals or exceeds 200% of the initial public offering price of the ordinary shares in this offering for a minimum of twenty continuous trading days, the ordinary shares may be released from the lock-up at the request of the holder. Our Chief Financial Officer, Cary Grossman, has agreed with the underwriters to a lock-up of his ordinary shares for a period of 365 days after the effective date of the registration statement of which this prospectus forms a part. The holders of our Series A senior convertible promissory notes and related warrants have agreed with the underwriters to a lock-up of shares for a period of 270 days after the effective date of the registration statement of which this prospectus forms a part. Our two other shareholders have agreed with the underwriters to a lock-up of their ordinary shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the securities from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters provided we may, without the consent of the representatives, grant options and sell shares pursuant to our existing share plans, and issue up to a number of shares equal to five percent of our outstanding share capital in connection with the acquisition of, or merger with, another company or its assets, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other shareholders in connection with this offering. There are no agreements between the underwriters and any of our shareholders, optionholders or affiliates releasing them from these lock-up agreements as of the date hereof.

        We have also agreed that the representatives shall have a right of first refusal with respect to any corporate finance transaction or offering of our securities for cash (other than to employees) for a period of thirty-six months following the closing of this offering.

Indemnification

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

LEGAL MATTERS

        The validity of the ordinary shares offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe, Via Visconti di Modrone, 12, 20122 Milan, Italy. Dilworth Paxson LLP, 1818 N Street N.W., Suite 400, Washington, D.C. 20036 is acting as counsel for the underwriters in this offering.

EXPERTS

        The financial statements of Gentium at December 31, 2002 and 2003 and at September 30, 2004 and for each of the two years in the period ended December 31, 2003, and the nine month period ended September 30, 2004 appearing in this Prospectus and Registration Statement have been audited by Reconta Ernst & Young S.p.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The address of Reconta Ernst & Young S.p.A. is Via della Chiusa, 2, 20123, Milan, Italy. Reconta Ernst & Young S.p.A. is registered with the Public Company Accounting Oversight Board.

EXPENSES RELATED TO THIS OFFERING

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the ordinary shares being registered.

Amount to be Paid
SEC registration fee	$4,446
NASD filing fee	4,272
American Stock Exchange listing fee	22,500
Legal fees and expenses	375,000
Accounting fees and expenses	250,000
Transfer agent fees	10,000
Printing and engraving	150,000
Miscellaneous	268,782

Total	$1,085,000

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. You should review the registration statement for further information with respect to us and the ordinary shares to be sold in this offering. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance you should refer to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, which are more complete than any such statement in this prospectus.

        Upon declaration by the SEC of the effectiveness of the registration statements, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

        We are a società per azioni (stock company) organized under the laws of the Republic of Italy. Substantially all of our directors, executive officers, and certain experts named herein, reside in the Republic of Italy. All or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in the United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States against us or such persons. We have been advised by our Italian counsel, Orrick, Herrington & Sutcliffe, that (a) enforceability in Italy, in actions for enforcement of final judgments of United States courts, of civil liabilities predicated upon the Federal securities laws of the United States is subject, among other things, to the Italian courts' determination that certain jurisdictional and procedural standards were satisfied in the U.S. proceeding, that the U.S. decision is not contrary to an existing Italian decision, that the matter is not the subject of a concurrent proceeding in Italy, and that enforcement would not violate Italian public policy; and (b) in original actions in Italy to enforce such liabilities, an Italian court would examine the merits of the claim in accordance with Italian substantive law and procedure and not necessarily apply United States substantive law. We have expressly submitted to the nonexclusive jurisdiction of New York State and United States federal courts sitting in The City of New York for the purpose of any suit, action or proceeding arising out of the this public offering. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our agent upon whom process may be served in any action.

GENTIUM S.p.A.

Report of Independent Auditors
Balance Sheets as of December 31, 2003 and September 30, 2004
Statements of Operations for the years ended December 31, 2002 and 2003 and for the nine month periods ended September 30, 2003 (unaudited) and September 30, 2004
Statements of Shareholder's Equity (Deficit) for the years ended December 31, 2002 and 2003 and for the nine month period ended September 30, 2004
Statements of Cash Flows for the years ended December 31, 2002 and 2003 and for the nine month periods ended September 30, 2003 (unaudited) and September 30, 2004
Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gentium S.p.A.

        We have audited the accompanying balance sheets of Gentium S.p.A. as of December 31, 2003 and September 30, 2004, and the related statements of operations, shareholder's equity (deficit), and cash flows for each of the two years ended December 31, 2003 and for the nine month period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gentium S.p.A. as of December 31, 2003 and September 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 and for the nine month period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Reconta Ernst & Young S.p.A.
Milan, Italy

January 14, 2005

GENTIUM S.p.A.

BALANCE SHEETS

	As of December 31, 2003	As of September 30, 2004
	(000's omitted except per share data)
ASSETS
Cash and cash equivalents (of which €557 is restricted as to use at September 30, 2004)	€23	€568	$755
Receivables	1,502	8	11
Receivables from related parties	978	393	523
Inventories	1,470	1,308	1,741
Prepaid expenses and other current assets	108	1,268	1.688

Total Current Assets	4,081	3,545	4,718
Property, plant and equipment, at cost	10,986	15,328	20,391
Less: Accumulated depreciation	6,941	7,244	9,643

Property, plant and equipment, net	4,045	8,084	10,748
Intangible assets, net of amortization	143	246	327
Other non-current assets	744	675	898

	€9,013	€12,550	$16,691

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Accounts payable	€3,132	€2,983	$3,971
Payables to related parties	2,094	2,294	3,052
Short-term bank borrowings	—	1,169	1,556
Accrued expenses and other current liabilities	272	479	640
Current maturities of long-term debt	399	3,587	4,756
Deferred income	917	716	955
Income taxes payable	304	123	165

Total Current Liabilities	7,118	11,351	15,095
Long-term debt, net of current maturities	1,112	3,473	4,620
Deferred tax liabilities	37	9	12
Termination indemnities	529	524	697

Total Liabilities	8,796	15,357	20,424

Share capital (par value: €1.00; 5,000,000 shares authorized and issued at December 31, 2003, 13,330,100 shares authorized and 5,000,000 shares issued at September 30, 2004)	5,000	5,000	6,650
Parent company investment	1,097	1,097	1,459
Accumulated deficit	(5,880)	(8,904)	(11,842)

Total Shareholder's Equity (Deficit)	217	(2,807)	(3,733)

	€9,013	€12,550	$16,691

        The September 30, 2004 column is also presented in U.S. dollars as a convenience based on the January 12, 2005 exchange rate of €1.00 per $1.33.

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31		For the Nine Month Periods Ended September 30,
	2002	2003	2003	2004	2004
	(unaudited)
	(000s omitted except per share data)
Revenues:
Sales	€5,915	€6,532	€4,553	€1,962	$2,610
Cost of goods sold	2,135	2,435	1,793	1,453	1,932

Gross margin on product sales	3,781	4,097	2,760	509	678
Other income and revenues	391	1,913	490	501	665

Total gross margin	4,172	6,010	3,250	1,010	1,343
Operating costs and expenses:
Research and development	2,909	3,808	2,781	2,709	3,605
General and administrative	864	854	628	1,209	1,607
Depreciation and amortization	102	67	54	112	148

	3,875	4,729	3,463	4,030	5,360

Operating income (loss)	297	1,281	(213)	(3,020)	(4,017)
Other income (expense), net	195	6	(11)	68	90
Foreign currency net exchange gain	268	156	114	13	17
Interest expense	(105)	(77)	(35)	(65)	(85)

Pre-tax income (loss)	655	1,366	(145)	(3,004)	(3,995)
Income tax expense (benefit):
Current	128	243	73	48	64
Deferred	108	(84)	(12)	(28)	(37)

	236	159	61	20	27

Net income (loss)	€419	€1,207	€(206)	€(3,024)	$(4,022)

Net income (loss) per share:
Basic and Diluted	€0.08	€0.24	€(0.04)	€(0.60)	$(0.80)

        The September 30, 2004 column is also presented in U.S. dollars as a convenience based on the January 12, 2005 exchange rate of €1.00 per $1.33.

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003 AND
THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

(000s omitted)

	Ordinary Shares				Total Shareholder's Equity (Deficit)
			Parent Company Investment	Accumulated Deficit
	Shares	Amount
Balance at December 31, 2001	5,000	€5,000	€858	€(7,506)	€(1,648)
Parent company investment	—	—	214	—	214
Net income for 2002	—	—	—	419	419

Balance at December 31, 2002	5,000	5,000	1,072	(7,087)	(1,015)
Parent company investment	—	—	25	—	25
Net income for 2003				1,207	1,207

Balance at December 31, 2003	5,000	5,000	1,097	(5,880)	217
Parent company investment	—	—	—	—	—
Net loss for the nine month period ended September 30, 2004	—	—	—	(3,024)	(3,024)

Balance at September 30, 2004	5,000	€5,000	€1,097	€(8,904)	€(2,807)

Balance at September 30, 2004	5,000	$6,656	$1,459	$(11,842)	$(3,733)

        The September 30, 2004 row is also presented in U.S. dollars as a convenience based on the January 12, 2005 exchange rate of €1.00 per $1.33.

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31		For the Nine Month Periods Ended September 30,
	2002	2003	2003	2004
			(unaudited)
Cash Flows From Operating Activities:
Net income (loss)	€419	€1,207	€(206)	€(3,024)	$(4,023)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	288	313	209	357	475
Deferred income taxes (benefit)	108	(84)	(12)	(28)	(37)
Goods and services received from parent	212	25	25
Changes in operating assets and liabilities:
Accounts receivable	889	(1,471)	387	2,079	2,765
Inventories	(916)	835	382	162	216
Prepaid expenses and other current assets	(213)	200	161	(1,160)	(1,544)
Other assets	(46)	80	62	70	31
Accounts payable and accrued expenses	(122)	1,666	117	257	342
Deferred income	328	(542)	(572)	(201)	(268)
Termination indemnities	156	22	44	(5)	(7)
Income taxes payable	(192)	204	47	(181)	(177)

Net cash provided by (used in) operating activities	911	2,455	644	(1,673)	(2,227)

Cash Flows From Investing Activities:
Capital expenditures	(495)	(2,654)	(552)	(4,499)	(5,981)
Proceeds from disposal of intangibles	181	—	—	—	—

Net cash used in investing activities	(314)	(2,654)	(552)	(4,499)	(5,981)

Cash Flows From Financing Activities:
Proceeds from long-term financing	100	250	—	5,855	7,786
Repayments of long-term debt	(374)	(374)	(413)	(307)	(409)
Net change in short-term borrowings	—	—	—	1,169	1,556

Net cash provided by (used in) financing activities	(274)	(124)	(413)	6,717	8,933

Increase (decrease) in cash and cash equivalents	323	(323)	(321)	545	725
Cash and cash equivalents, beginning of period	23	346	346	23	30

Cash and cash equivalents, end of period	€346	€23	€25	€568	$755

Interest paid	€87	€64	€39	€91	$121

Income taxes paid	€106	€89	€41	€99	$132

        The September 30, 2004 column is also presented in U.S. dollars as a convenience based on the January 12, 2005 exchange rate of €1.00 per $1.33.

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, and 2003 and the Nine Month Period Ended September 30, 2004

(All amounts in thousands of euro or U.S. dollars unless specified otherwise)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation:    Gentium S.p.A. ("Gentium," the "Company" or "we") is a biopharmaceutical company focused on the discovery, research, development and manufacture of drugs for the treatment and prevention of a variety of vascular diseases and conditions related to cancer and cancer treatments. Our core area of expertise is drugs derived from DNA extracted from natural sources and drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA). In particular, we are developing our most advanced product candidates to target disorders and diseases of blood vessels caused by toxic cancer treatments such as chemotherapy, radiation therapy and hormone therapy. We also pursue application of these drugs in stem cell transplantation, a widely used cancer treatment, to mobilize and increase the number of available stem cells in patients' blood to mitigate the effects of toxic cancer treatments. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We have also developed a formulation of the drug mesalazine for the treatment of inflammatory bowel disease. The Company considers itself to operate in only one segment, the bio-pharmaceutical industry.

        The Company is part of a family-owned group of pharmaceutical businesses founded in Italy in 1944. The original business was Crinos Industria Farmacobiologica S.p.A. Crinos Industria Farmacobiologica sold part of its business, including the rights to the name "Crinos" to Crinos S.p.A., a subsidiary of Stada Crinos Industria Farmacobiologica then changed its name to Sirton Pharmaceutical S.p.A. ("Sirton). Gentium is controlled by FinSirton S.p.A. ("FinSirton) and Sirton is a wholly-owned subsidiary of FinSirton.

        FinSirton formed the Company in 1993 as Pharma Research S.r.l., an Italian private limited company, to pursue research and development activities of prospective pharmaceutical specialty products. In December 2000, Sirton contributed certain assets, including research facilities and equipment and intellectual property, to the Company in return for 98% of the Company's shares (the "Separation"). At that time, the Company was incorporated and in July 2001 changed its name to Gentium. The Separation and transfer of assets was recorded at historical cost in the accompanying financial statements. The accompanying financial statements reflect the historical operations that comprised the business of research and development and manufacture of defibrotide and certain other pharmaceutical ingredients.

        The financial statements include allocations of certain expenses, including centralized legal, accounting, treasury, information technology, purchasing and logistic, controlling and reporting, sales and marketing, and other corporate services and infrastructure costs provided by the Company's majority shareholder, FinSirton, and its affiliate, Sirton. Cost of goods sold includes allocations based on direct costs related to inventory and related support activities. Research and development has been recorded based upon actual costs associated with the research and development group. There has been no allocation for selling and marketing expenses during the periods presented since substantially all sales were to the Company's affiliate, Sirton. General and administrative costs have generally been allocated based on the nature of the activities. The expense allocations have been determined on bases that management considers to be a reasonable reflection of the utilization of services provided or the benefit received by Gentium. However, the financial information included herein may not be indicative of the Company's operating results and cash flows in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

        The Company derives the majority of its revenues from its affiliate, Sirton. Despite the fact that Sirton has recently experienced financial difficulties which could impact the Company, management believes that the Company can continue to operate without a significant change in operations or disposal of assets. Although the Company's business plan foresees a substantial investment in research and development and continuing losses, the timing of these expenditures and most of the Company's capital expenditures can be adjusted. The Company has also demonstrated the ability to raise substantial third party funding based on the prospects of the Company's product candidates. For the four months ended January 2005, the Company raised €7.6 million (including €1.6 million from FinSirton). In addition, the Company also has opportunities to further license or otherwise exploit its technology and proprietary knowledge as it has in the past. Collectively, the Company believes these strategies will allow it to continue as a going concern without substantial changes to the existing business.

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are denominated in the currency of the European Union (the euro or €). The balance sheet, statement of operations, statement of shareholder's equity (deficit) and statement of cash flows as of and for the nine month period ended September 30, 2004, are presented in United States dollars solely as a convenience for the users of these financial statements.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents:    Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, cash equivalents are stated at cost plus accrued interest, which approximates fair value. As of September 30, 2004, we had received cash of €557 in anticipation of the sale of our Series A senior convertible promissory notes. This cash was subsequently transferred to an escrow account and was considered restricted cash until the private placement of Series A senior convertible promissory notes and warrants was complete, which occurred after September 30, 2004.

        Accounts Receivable:    The Company extends credit to its customers in the ordinary course of business. Accounts receivable are reported net of an allowance for uncollectible accounts. Since the majority of the sales by the Company have been to its affiliate, no bad debt provision has been recorded for the periods presented.

        Inventories:    Inventories are stated at the lower of cost or market, cost being determined on an average cost basis. The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

        Intangibles:    Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life. Intangible assets related to incomplete projects are not amortized until completion.

        Property, Plant and Equipment:    Property and equipment are stated at cost. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation and amortization of property and equipment are computed using the straight-line method in the following manner.

Buildings	18 years
Plant and Machinery	10 years
Industrial Equipment	8 years

        The cost of property, plant and equipment also includes a proportionate share of the Company's financing costs, as required by Statement of Financial Accounting Standards ("SFAS") 34, "Capitalization of Interest Cost". The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets' acquisition periods that could have been avoided if expenditures for the assets had not been made.

        Impairment of Long-lived Assets:    The Company's long-lived assets consist primarily of product rights and property and equipment. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") the Company evaluates its ability to recover the carrying value of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company will reduce the carrying amount to the estimated fair value.

        Concentrations of Risk:    Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, short-term investments and accounts receivable. The Company maintains its cash balances in the form of deposits with financial institutions that management believes are creditworthy. The Company has no financial instruments with off-balance-sheet risk of accounting loss. The Company's products are sold mainly to its affiliate, Sirton. The Company does not maintain a reserve for potential credit losses based on the financial condition of this customer because it owes Sirton more, for shared services, than Sirton owes the Company as a result of product sales. In addition, the Company obtains most of its raw material from one supplier on a non-exclusive basis, however, the Company believes that there are other readily available sources of supply for this material.

        For the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2004, revenues generated from its main customer and affiliate totaled approximately 100%, 100% and 87%, respectively, of product revenues. Our affiliate and most significant customer also has limited customers, with a significant amount of their sales also concentrated in one customer.

        Revenue Recognition:    The Company mainly sells its products to its affiliate, Sirton. Revenue from product sales is recognized when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured.

        Revenue from product sales are recognized when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. We recognize revenue from contract agreements according to Staff Accounting Bulletin No. 104, "Revenue Recognition." When necessary, we divide our agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables" before using the applicable revenue recognition policy for each arrangement within the agreement. Accordingly, we recognize revenues on those contracts only when we have met specific targets or milestones set forth in the contracts. We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project.

        License and royalty agreements generally contemplate that the Company's technologies and proprietary knowledge will be utilized to commercialize or produce certain pharmaceutical products and that the Company will receive certain fees pursuant to these agreements. Royalty revenues are recognized in proportion to the underlying sales. Licensing revenues are recognized ratably over the life of the underlying agreement.

        Government Grants:    Government grants are related to the reimbursement of qualifying research and development expenses. As the research and development expense submitted by the Company are first subject to audit and revision by the competent governmental authority and final payments are discretionary, no amount of grant revenue is recognized until the cash is received.

        Research and Development:    Research and development expenditures are charged to operations as incurred. For the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2004, research and development expenses amounted to €2,909, €3,808 and €2,709 respectively.

        Clinical Trial Accruals:    The Company records accruals for estimated clinical study costs. These costs are a significant component of research and development expenses. The Company accrues for the costs of clinical studies conducted by contract research organizations based on estimated costs over the life of the individual study.

        Income Taxes:    The Company files a separate tax return in Italy on an annual basis. The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all calculated using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Foreign currency transactions:    The Company has no foreign subsidiaries and, therefore, has no translation adjustment in the financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company's functional currency, the euro, are included in the statements of operations.

        Interest rate swaps:    The Company uses the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge. The Company's only derivative instruments to date have been interest rate swaps used to manage its interest rate exposures that do not qualify as hedging instruments. For those derivative instruments not qualifying as a hedge, the gain or loss is recognized in current earnings during the period of change. The total amount of expense recognized during the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 was nil, €17 and €17, respectively. The fair value of the derivative is recorded under other non-current assets in the balance sheet.

        Share Based Compensation:    Effective September 30, 2004, the shareholder adopted an equity incentive plan and a nonstatutory share option plan (the "Plans") for officers, employees, consultants, directors and non-employee directors. No grants were made from the Plans as of September 30, 2004. The Company's recognition of future grants from the Plans will be on the basis of fair value as prescribed by SFAS 123(R), "Share Based Payments".

        Fair Value of Financial Instruments:    The carrying amounts of receivables, prepaid expenses and accounts payable approximate fair values due to the short-term maturities of these instruments. Substantially all of the Company's debt is floating rate debt or callable loans due to an affiliate, and therefore, the stated amount approximates fair value.

        Comprehensive Income or Loss:    The Company's comprehensive income or loss is solely comprised of its net income or loss.

Recently Issued Accounting Standards:

        In November 2004, the FASB issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43". The new standard requires amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 is not expected to have a material impact on the Company's financial statements.

        In December 2004, the FASB issued SFAS 152, "Accounting for Real Estate Time-Sharing Transactions, an amendment of FASG Statement No. 66 and 67." This Statement amends FASB Statement No. 6, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". This Statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this Statement will effect the financial statements.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, and amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29 "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of this Statement will materially effect its financial position or results of operations.

        In December 2004, the FASB issued Statement No. 123R (revised 2004), "Share-Based Payment," (SFAS 123R) that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method and requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the statement of operations. The effective date of SFAS 123R is for interim and annual periods beginning after June 15, 2005. The provisions of SFAS 123R will have a significant impact on the Company's results of operations in future periods due to the options granted after September 30, 2004 and the options we expect to grant in connection with the Company's planned initial public offering.

2.    COLLABORATIVE AGREEMENTS

        In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. ("Sigma Tau") and, in partial consideration for certain distribution rights, has $3,992 to date, which is net of a discount of $7.6. The Company recognized $1.95 million as revenue in 2003, when the milestones were met although that cash payment was not received until 2004. The Company is recognizing payments as income over the expected life of the research period or when related milestones have been reached. Under the multi-year agreement, Sigma Tau obtained exclusive rights to distribute, market and sell defibrotide for the treatment of VOD in the United States. Under the terms of the agreement, Gentium will receive additional payments up to an additional $900 from Sigma Tau if it continues to meet certain milestones during the research and development process, phase III pivotal study and U.S. Food and Drug Administration ("FDA") approval process.

        The agreement also envisions that the Company will produce and supply defibrotide to Sigma Tau for marketing and distribution in the United States if and when the drug is approved by the FDA.

        On October 9, 2002, the Company entered into a Purchase Agreement with Sirton and Axcan Phama, Inc. pursuant to which the Company and Sirton sold the rights to develop, make, use and sell the Company's formulation of mesalazine in the United States and Canada to Axcan in consideration for Axcan paying the Company €170 upon execution of the agreement, €300 within 60 days of filing a New Drug Application for the product with the FDA, €750 within 60 days of Axcan's receipt of marketing approval for the product in the United States by the FDA and 4% of Axcan's net sales of the product in the United States and Canada during the first ten years of its commercialization, as well as certain payments to Sirton.

3.    INVENTORIES

        The Company's inventories consisted of:

	December 31, 2003	September 30, 2004
Raw materials	€292	€331	$440
Semi-finished goods	1,153	966	1,283
Finished goods	25	11	15

Total	€1,470	€1,308	$1,741

        For each period presented, the Company has not recorded an allowance for obsolete and slow-moving inventory, as most inventory is stocked in accordance with orders received from its customer and affiliate, Sirton.

4.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

        The Company's prepaid expenses and other current assets consisted of:

	December 31, 2003	September 30, 2004
VAT Receivables	€52	€461	$615
Withholding tax	24	354	471
Deferred offering costs	—	176	234
Prepaid expenses and other current assets	32	277	368

Total	€108	€1,268	$1,688

        The deferred offering costs are related to the Company's private placement of Series A senior convertible promissory notes and warrants. Upon the successful completion of the offering, these costs will be amortized and included in interest expense, and any unamortized balance will be charged to expense if the notes are repaid before maturity.

5.    PROPERTY, PLANT AND EQUIPMENT

        The Company's property, plant and equipment consisted of:

	December 31, 2003			September 30, 2004
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land and buildings	€1,276	€939	€337	€2,297	€996	€1,301
Plant and machinery	6,028	5,279	749	12,076	5,482	6,594
Industrial equipment	490	470	20	607	496	111
Other	267	253	14	335	270	65
Construction in progress	2,925	—	2,925	13	—	13

	€10,986	€6,941	€4,045	€15,328	€7,244	€8.084

	September 30, 2004
	Cost	Accumulated depreciation	Net book value
Land and buildings	$3,055	$1,325	$1,730
Plant and machinery	16,066	7,299	8,767
Industrial equipment	807	660	147
Other	446	359	87
Construction in progress	17	—	17

	$20,391	$9,643	$10,748

        Construction in progress represents the additions during the Company's plant overhaul. When the work was completed, the cost was transferred to the appropriate asset category.

        The amount of depreciation expense for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 was €261, €259 and €303, respectively. For the nine months ended September 30, 2004, €94 of interest was capitalized. No interest expense was capitalized in prior periods.

6.    INTANGIBLE ASSETS

        The Company's intangible assets consisted of:

	December 31, 2003			September 30, 2004
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Patent rights	€209	€80	€129	€350	€119	€231
Licenses and trademarks	20	6	14	22	7	15

Total	€229	€86	€143	€372	€126	€246

						$327

        The amount of amortization expense for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 was €27, €54 and €54, respectively.

7.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of:

	December 31, 2003	September 30, 2004
Due to employees	€108	€126	$168
Due to social security entities	55	59	78
Clinical trials	56	87	116
Other payables	53	207	278

Total	€272	€479	$640

8.    TERMINATION INDEMNITIES

        The liability for termination indemnities relates to the employees of the Company in Italy. In accordance with Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity is calculated in accordance with local, civil and labor laws based on each employee's length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the Company's employees would be entitled to immediately upon separation. The related charge to earnings was €53, €69 and €58 for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, respectively.

GENTIUM S.p.A.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, and 2003 and the Nine Month Period Ended September 30, 2004
(All amounts in thousands of euro or U.S. dollars unless specified otherwise)

9.    DEFERRED INCOME

        As discussed in Note 2, the Company entered into a license and supply agreement with Sigma Tau and, in partial consideration for certain distribution rights, has received from Sigma Tau certain non-refundable upfront payments. These payments are being recognized as income over the expected life of the research period, which is five years. The amounts received but not yet recognized as revenue is included in deferred income. The amount of deferred income recognized as revenue for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 was €363, €364 and €228 respectively.

10.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

        Long term debt, net of current maturities consists of:

	As of December 31, 2003	As of September 30, 2004
Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0%, due February, 2006 (3.18% and 3.21% at December 31, 2003 and September 30, 2004, respectively)	€596	€357	$468
Mortgage loan bearing interest at the Euribor 6 month rate plus 1.75%, due October, 2006 (3.93% and 3.96% at December 31, 2003 and September 30, 2004, respectively)	408	340	445
Mortgage loan bearing interest at the Euribor 6 month rate plus 1.4%, due August, 2010 (3.58% and 3.61% at December 31, 2003 and September 30, 2004, respectively)	—	2,000	2,660
Loans from affiliate, Sirton, bearing interest at 3.5% per annum, due October 2008, however classified as current due to the callable nature of the debt		3,000	3,990
Equipment loans secured by the underlying equipment pursuant to Sabitini Law, interest at 2.1%	—	875	1,164
Research loan from Minister for University and Research for up to €653, interest at 1% per annum, due January 2012	482	482	641
Capital leases	25	6	8

	1,511	7,060	9,376
Less current maturities	399	3,587	4,756

Total	€1,112	€3,473	$4,620

        The Company has a mortgage loan with Banca Nazionale del Lavoro ("BNL") that was originally granted for €1,549 in May 1999 and bears interest at the six-month Euribor rate plus 1.0%. The loan is secured by some of the Company's real property and was originally granted to its affiliate, Sirton, but was assumed by Gentium in 2002 as part of the Separation. The Company makes installment payments on the loan every six months until the final maturity in February 2006.

        The Company has another mortgage loan with BNL originally granted for €1,291 in November 1996 that bears interest at the six month Euribor rate plus 1.75%. The loan is secured by a mortgage on some of the Company's real property and was originally granted to its affiliate, Sirton, but was assumed by Gentium in 2002 as part of the Separation. The Company makes installment payments on the loan every six months until the final maturity in October, 2006.

        The Company received a loan commitment from the Minister for University and Research ("MURST") for up to €653 granted through San Paolo-IMI bank. The initial advance was €123 as of December 31, 2002. The loan is for financing research and development activities, and it bears interest at 1.0% per annum. The loan was increased to €482 as of December 31, 2003. In order to receive advances on the loan, the Company must provide the Minister with documentation supporting R&D expenses. The loan is payable in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012. The Company's current expectation is that the related research and development work will be completed by the end of 2006. The balance is reflected in the table below as maturing in equal installments throughout the period until January 2012.

        During 2004, the Company received a series of loans from its affiliate, Sirton, in the aggregate amount of €3,000. These loans bear interest at 3.5% per annum and mature on October 1, 2008. In 2004 the Company repaid €800 of the loans and in January 2005 repaid an additional €700. Because FinSirton can control when this debt is repaid, the entire amount has been classified as current at September 30, 2004.

        On July 9, 2004, the Company obtained a loan in the approximate amount of €487 from Cassa di Risparmio di Parma e Piacenza. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on the Company's equipment and machinery. On August 4, 2004, the Company obtained an additional loan in the amount of €388 from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions. Interest is payable quarterly at the rate of 2.1%. The principal is payable in two installments: €487 in June 2008 and €388 in July 2009

        On July 20, 2004, the Company obtained a third mortgage loan in the amount of €2.0 million from BNL. The mortgage loan is secured by real estate owned by the Company and its affiliate, Sirton, and by a guarantee by the Company's majority shareholder, FinSirton. In addition, payment of up to €1.0 million of our trade payables to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan. No payment or prepayment of principal of or interest on up to €1.0 million of the Company's trade payables to Sirton may be made until all obligations under the mortgage loan are performed in full. Amounts under the mortgage loan bear interest at the six month Euribor rate plus 1.4%. The mortgage loan matures on August 6, 2010.

        The Company has an interest rate swap for each of the mortgage loans listed above, which partially limits the Company's exposure to variable interest rate risks by providing a fixed rate of interest. With respect to the €1,549 variable rate note, the Company has an interest rate swap with a notional amount of €953 initiated on February 28, 2002 with a maturity of February 28, 2006 under which the Company receives the 6 month Euribor rate plus 1.0% and pays a fixed rate of 3.70%. With respect to the €1,291 variable rate note, the Company has an interest rate swap with a notional amount of €680 initiated on October 31, 2001 with a maturity of October 31, 2006 under which the Company receives the 6 month Euribor rate plus 1.25% and pays a fixed rate of 3.70%.

        The maturities of long-term debt over the next five years as of September 30, 2004 are as follows:

For the Twelve Month Period Ended September 30,
2005	€3,587	$4,756
2006	896	1,192
2007	710	944
2008	643	855
2009	644	857
Thereafter	580	772

Total	€7,060	$9,376

        Included in our short-term bank borrowings of €1,169 is the €557 associated with the restricted cash.

11.    INCOME TAXES

        The Company's income tax expense (benefit) consisted of the following for the years ended December 31, 2002 and 2003, and the nine months ended September 30, 2004:

	For the Year Ended December 31,		For the Nine Month Period Ended September 30,
	2002	2003	2004
Provision for income taxes:
Current expense	€128	€243	€48	$64
Deferred expense (benefit)	108	(84)	(28)	(37)

Total income tax expense	€236	€159	€20	$27

        The components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2003	September 30, 2004
Deferred tax assets:
Net operating loss	€—	€1,056	$1,406
Capitalization of research & development costs	576	923	1,228
Deferred revenue	108	174	231
Inventory costing	23	26	35
Other	8	29	39

Deferred tax assets	715	2,208	2,939
Valuation allowance	(715)	(2,208)	(2,939)
Net deferred tax assets	—	—	—

Deferred tax liabilities:
Other	37	9	12

Deferred tax liabilities	37	9	12

Net deferred tax liabilities	€37	€9	$12

        The Italian statutory tax rate for 2002 was 40.25% consisting of a 36% national corporate income tax ("IRPEG") and a 4.25% Regional Tax on Productive Activities which is computed on a taxable income base which is higher than the pre-tax income reported in the statements of operations. In 2003, the Italian statutory tax rate decreased to 38.25% due to the effect of reducing the IRPEG tax rate from 36% to 34%. Beginning in 2004 the IRPEG was replaced by a new tax, IRES, with a further rate reduction from 34% to 33%, effective January 1, 2004.

        Under the Italian tax system, operating losses cannot be carried back to claim refunds. Instead, losses are carried forward five years, and any overpayments that may have been made can be credited against future amounts due for income tax or employee social security payments. The Company has reviewed its deferred tax assets in light of the cumulative loss that have been incurred in the periods presented. Although the Company has paid some income taxes in the past, the Company believes that with its expected future investments in research and development, and other initiatives, it is more likely than not that it will not be able to generate sufficient taxable income to utilize the deferred tax assets prior to their expiration. Accordingly, reserves have been established against these deferred tax assets.

        A reconciliation between income taxes computed on pre-tax income and income taxes computed at the statutory rates is as follows:

	For the Year Ended December 31,		For the Nine Month Period Ended September 30,
	2002	2003	2004
Pre-tax income (loss)	€655	€1,366	€(3,004)	$(3,995)
Tax expense (benefit) at statutory rates	236	464	(991)	(1,318)
Effect of permanent book/tax differences	64	81	45	60
Non-deductible expenses	34	32	32	43
Asset basis differences	—	(39)	538	716
Valuation allowances	(142)	(357)	1,493	1,986
Net operating losses	132	37	(1,056)	(1,407)
Italian tax incentive deductions	(34)	—	—	—
Impact of change in tax rates	(54)	(59)	(41)	(53)

Total income tax expense	€236	€159	€20	$27

        Included in the Company's other non-current assets is a prepaid tax balance related to the contribution of the plant and equipment by Sirton to the Company in 2000. These assets were transferred at market value for Italian tax purposes but have not been revalued for financial statement purposes. Sirton paid tax on the gain from the transfer at a lower tax rate than the normal Italian statutory rate, as is allowed for this type of transaction. As Gentium will recognize the benefit of the increased depreciation for tax purposes, an asset for the prepaid tax has been recorded. The asset is considered to be completely realizable as any prepayment of tax is recoverable against future value added taxes and employee contributions. This prepaid asset as of December 31, 2003 and September 30, 2004 was €711 and €662, respectively.

12.    SHAREHOLDER'S EQUITY (DEFICIT)

        The Company had 5,000,000 ordinary shares of €1.00 par value per share issued and outstanding as of September 30, 2004. On September 30, 2004, at a meeting of the shareholder, the authorized shares were increased to 13,330,100 as follows:

Issued and outstanding	5,000,000
Reserved for conversion of Series A senior convertible promissory notes	1,335,000
Reserved for exercise of warrants	881,100
Reserved for planned offerings	4,554,000
Reserved for share option plans	1,560,000

13,330,100

        Un-issued shares reserved for conversion of the Series A senior convertible promissory notes and the related warrants expire upon the maturity date of the notes and expiration date of the warrants.

Un-issued shares reserved for the planned offering and share option plans expire on September 30, 2009.

        Gentium's controlling shareholder, FinSirton and its related company, Sirton, have made periodic investments into Gentium. These investments occurred via the transfer of goods or services to Gentium from one or the other of the companies. The investing company did not receive compensating goods, services or cash in return from Gentium. As such, these additional non-cash investments made have been recorded in the Parent Company Investment account in equity as it is considered to be additional paid in capital to Gentium.

        Italian law restricts the amount of dividends that can be paid out on an annual basis. Before dividends can be paid out of net income in any year, an amount equal to 5% of such net income must be allocated to the statutory legal reserve until such reserve is at least equal to one-fifth of the par value of the issued shares. If the capital account is reduced as a result of statutory losses, no amounts can be paid until the capital account is restored. Dividends can only be declared on the basis of the statutory equity available.

        In addition to restrictions on the amount of dividends, Italian law also prescribes the procedures required if a company's aggregate par value falls below a certain level. The law states if the aggregate par value is reduced by more than one third, then the shareholders must take action, which could include a recapitalization of the company.

13.    EQUITY INCENTIVE PLANS

        Effective as of September 30, 2004, the Company adopted the Gentium S.p.A 2004 Equity Incentive Plan and Italy Stock Award Plan. The plans provide for the issue of incentives awards for up to 1.5 million ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of both incentive and non-qualified options, restricted share grants, share appreciate rights and share bonuses. Subsequent to September 30, 2004, the Company granted an option to purchase an aggregate of 25,000 ordinary shares pursuant to the plan.

        Effective as of September 30, 2004, the Company adopted a Non-Qualified Stock Option Plan for 60,000 shares of its ordinary shares and on October 1, 2004, granted to an officer of the Company a non-qualified option to purchase 60,000 shares. The option vests in full on December 15, 2004 and is exercisable for a period of five years at the lesser of $5.50 per share or 50% of the per share price of the Company's initial public offering.

14.    NET INCOME (LOSS) PER SHARE

        The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the Year Ended December 31,		For the Nine Month Period Ended September 30,
	2002	2003	2004
Numerator: for net income (loss) per share	€419	€1,207	€(3,024)	$(4,022)
Denominator: basic and diluted calculation	5,000	5,000	5,000	5,000

Basic and diluted net income (loss) per share	€0.08	€0.24	€(0.60)	$(0.80)

        For each of the periods presented, the Company had no ordinary share equivalents or other potentially dilutive securities outstanding that could result in the basic and diluted amounts being different.

15.    COMMITMENTS AND CONTINGENCIES

Legal

        The Company is not involved in any legal proceedings.

Product sales by geography.

        During 2002 and 2003, the Company only had sales in Italy. Beginning in 2004, the Company began to sell to a company in Korea. For the nine months ended September 30, 2004, the Company sold €253 or 13% of its product sales in Korea; the remaining sales occurred in Italy.

Raw material contracts

        We extract many of our products and product candidates from the DNA of pig intestines through well-established processes used by others to manufacture many other drugs. In particular, we extract defibrotide and calcium heparin from swine intestinal mucosa and sulglicotide from swine duodenum. In 2004, we entered into exclusive Supply Agreements with La.bu.nat. S.r.l. for La.bu.nat. to supply us with the pig intestines we need to produce defibrotide, calcium heparin and sulglicotide. We believe La.bu.nat can meet our current and near-term supply needs.

        The initial contract term of the swine intestinal mucosa agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least two months in advance of the date of delivery. The purchase price is fixed at €0.1677 per kilogram until December 31, 2005 (plus an additional €0.0135 for the first 2,400,000 kilograms), at which time the price will increase 5% until December 31, 2006. After December 31, 2006, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. In the event that the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

        The initial contract term of the swine duodenum agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least four months in advance of the date of delivery. The purchase price is fixed at €1.1286 per kilogram until April 1, 2005. After that date, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. If the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

        While we have no current arrangements with any other supplier of our critical raw material, we believe there are suitable alternative sources of pig intestine. The FDA and other regulatory bodies may evaluate La.bu.nat.'s or any other supplier's processing centers as part of approving our product candidates and our ongoing production of our products.

16.    RELATED PARTY TRANSACTIONS

        The Company is a subsidiary of FinSirton. FinSirton provides the Company with office space, personnel, administrative services and accounting services. Sirton, which is a wholly owned subsidiary of FinSirton, purchases products from the Company. Sales to Sirton account for most of the Company's product sales. Sirton also provides the Company with a number of business services such as quality assurance, quality control, analytical assistance for research and development, and regulatory services. In addition, certain executive officers of the Company provide services to FinSirton, Sirton, and other affiliates.

        Substantially all of the Company's sales in 2002 and 2003, and approximately 87% of its sales for the nine months ended September 30, 2004 have been to Sirton. Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos. Sirton's demand for the Company's products has decreased over the past several years, and may continue to decrease over the next several years, due to decreased demand for Sirton's products from Crinos.

        For the years ended December 31, 2002 and 2003, and the nine months ended September 30, 2004, the Company had the following transactions with its affiliates:

	For the Year Ended December 31,		For the Nine Month Period Ended September 30,
	2002	2003	2004
Revenues	€5,915	€6,532	€1,935	$2,574
Expenses	2,939	1,542	1,208	1,607

        As of December 31, 2003 and September 30, 2004, the Company had the following balances with its affiliates:

	As of December 31, 2003	As of September 30, 2004
Receivables	€978	€393	$523
Payables and debt	2,094	2,294	$3,052

        The receivable from related parties relates to the sales by the Company of defibrotide and other pharmaceutical ingredients to Sirton. The payables relate to services provided to the Company by Sirton and FinSirton according to agreements with these affiliates. These agreements involve a range of services, such as office facilities, general management, administrative, accounting, human resources, payroll and quality monitoring services. The agreements each have recurring one year terms, and may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term. The Company's inter-company contracts with FinSirton and Sirton are described below.

Organizational consulting contracts

        In 2001, the Company entered into an agreement with Sirton in which Sirton provides the Company with organizational consulting services related to implementation of strategic plans and the coordination of internal resources. The contract expired at the end of 2002, and was extended for one year. A new contract was signed in 2004. Fees incurred pursuant to the agreements amounted to €78 for each of the years ended December 31, 2002 and 2003 and €60 for the nine month period ended September 30, 2004, respectively.

Regulatory consulting contracts

        In 2001, the Company entered into an agreement with Sirton according to which, Sirton provides the Company with its "Internal Regulatory Department," which furnishes all the services necessary to comply with the requirements of pharmaceutical industry rules. The contract expired at the end of 2002, and was extended for one year. A new contract was signed in 2004. The Company's fees incurred pursuant to the agreement for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 amounted to €26, €26 and €20, respectively.

Quality monitoring contract

        In 2001, the Company entered into an agreement with Sirton, under which Sirton provides the Company with quality monitoring services related to its production process. The contract was extended through 2003. A new contract was signed in 2004. The Company's fees are based on the number of hours of the monitoring services provided and for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 amounted to €188, €353 and €277, respectively.

Quality assurance contract

        In 2003, the Company entered into an agreement with Sirton pursuant to which Sirton provides Gentium with two of its employees, in order to perform quality assurance services on the Company production and business processes. A new contract was signed in 2004. The Company's fees are based on the hours of the monitoring services provided and for the year ended December 31, 2003 and the nine months ended September 30, 2004 amounted to €84 and €78, respectively.

Other services contracts

        In 2001, the Company entered into an agreement with Sirton pursuant to which Sirton provides Gentium with a range of services relating to purchasing and logistics, technical services for plant revamping, utilities, consulting services, maintenance, general services and the use of company automobiles. The contract was extended through 2003. A new contract was signed in 2004. The Company incurred fees pursuant to the agreement for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 of €603, €669 and €415, respectively.

        In 2004, the Company entered into an agreement with Sirton pursuant to which Sirton provides various scientific material and information to the Company. For the nine months ended September 30, 2004, the Company incurred fees pursuant to the agreement of €38.

        In 2001, the Company entered an agreement with the predecessor to FinSirton to provide the Company with accounting and information technology services relating to invoicing, payments and collections and payroll processes. The agreement was renewed through 2003. A new contract was signed in 2004. The Company incurred fees pursuant to the agreement for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 of €164, €192 and €158, respectively.

Leases

        The Company has a recurring one-year lease for its office facilities with Sirton. Total expenses under operating leases for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 amount to €97, €83 and €63 respectively.

17.    SUBSEQUENT EVENTS

Convertible Debt and Warrants

        From October 2004 through January 2005, the Company completed a private placement of €6,022 ($8,010) of Series A senior convertible promissory notes and warrants to purchase 452,948 ordinary shares. The notes may be converted at 90% of the price per share of the shares sold in this offering (but not less than $6.00 per share), or 889,990 shares based on an assumed initial offering price of €7.52 ($10.00) per share in this offering. If the notes are not converted, they are due 30 days following completion of an initial public offering ("IPO"). The notes bear interest at a per annum rate of 7% through March 31, 2005, 10% from April 2005 until maturity and the one-month LIBOR rate plus 12% after maturity. Payment of the principal and interest on the notes is senior in right of payment to all of the Company's other indebtedness except indebtedness to Sirton in the amount of €3.0 million, a mortgage loan with Banca Nazionale del Lavoro in the approximate amount of €2.0 million, a loan with Cassa di Risparmio di Parma e Piacenza in the approximate amount of €487 and a loan with Cassa di Risparmio di Parma e Piacenza in the approximate amount of €388. Repayment of the notes is secured by a pledge by FinSirton of 1,650,000 of Gentium's ordinary shares. The warrants are exercisable for a period of four years and three months from the closing of the offering at 110% of the price per share of the shares sold in the IPO.

Capital Contribution by FinSirton

        In January 2005, our principal shareholder, FinSirton, sold 450,000 of the Gentium ordinary shares it owned to private investors and subsequently contributed €1.6 million, the approximate amount of the net proceeds, to our capital.

Initial Public Offering

        The Company has authorized the filing of a registration statement relating to a public offering of 2,700,000 ordinary shares. In addition to the issuance and sale of 2,700,000 ordinary shares, up to 405,000 additional shares may be sold by the underwriters pursuant to an over-allotment option.

        Inside Back Panel:

2,700,000

Ordinary shares

PROSPECTUS

MAXIM GROUP, LLC	I-BANKERS SECURITIES, INC.

                        , 2005

Until [                        ], 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II: Information Not Required in Prospectus

        Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning described to them in the prospectus, which forms a part of this Registration Statement. Gentium S.p.A. is sometimes referred to in this Part II as the "Registrant."

Item 6. Indemnification of Directors and Officers

        The Registrant intends to enter into indemnification agreements with each of the Registrant's directors under which the Registrant intends to agree to indemnify each of them to the fullest extent permitted by applicable law, from and against all costs, charges, expenses, liabilities and losses (including attorney's fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after the Registrant's receipt of a written demand of such director, the Registrant will advance funds for the payment of indemnification of these expenses.

Item 7. Recent Sales of Unregistered Securities

        During the past three years, the Registrant has issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. The Registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D, Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

        The Registrant did not issue any ordinary shares, grant any options or issue any warrants or convertible notes or other securities during the three years ended December 31, 2003 or the nine months ended September 30, 2004.

        In October 2004, the Registrant granted one employee an option to purchase 65,000 ordinary shares of the Registrant under its equity incentive plans. In January 2004, the Registrant granted the same employee an option to purchase 25,000 ordinary shares of the Registrant under its equity incentive plans.

        From October 2004 to January 2005, the Registrant issued in a private placement $8,010,000 of Series A senior convertible promissory notes convertible into an aggregate of up to 1,335,000 ordinary shares (or 889,990 shares based on an assumed intial offering price of €7.52 ($10.00) per share in this offering) and warrants for the purchase of 452,948 ordinary shares to the following persons.

Purchaser	Principal amount of notes in U.S. dollars	Shares issuable upon conversion of notes, based on an assumed initial public offering price of €7.52 ($10.00) per share in this offering	Shares issuable upon exercise of warrants
Lea Adar	60,000	6,666	3,960
Alexandra Global Master Fund Ltd.	1,912,000	212,444	76,480
Amy Elise Garber Trust	50,000	5,555	3,300
William R. Annis	5,000	555	330
Attar Family Ltd.	75,000	8,333	4,950
Richard Bassin	25,000	2,777	1,650
Marc and Ellen Becker, Tenants in Common	25,000	2,777	1,650
Ronald J. and Judith Ripka Berk, JTWROS	100,000	11,111	6,600
Bishterne Limited	1,000,000	111,111	66,000
Fred A. Brasch	13,000	1,444	858

Diana Budzanoski	75,000	8,333	4,950
Bushrod Burns	25,000	2,777	1,650
Robert E. Buxbaum & Sonia Gluckman C/F Evan Buxbaum UNYUGMA	10,000	1,111	660
Defiante Farmaceutica L.d.a.	1,000,000	111,111	66,000
Barbara H. & Peter R. Ducoffe, JTWROS	100,000	11,111	6,600
Kenneth & Joceline Elan, JTWROS	25,000	2,777	1,650
Estate of Louis Spanier	100,000	11,111	6,600
Finrex S.A.	700,000	77,777	46,200
David J. Forsyth	25,000	2,777	1,650
Samuel H. and Betty H. Franklin, Tenants in Common	50,000	5,555	3,300
Robert Fredricks	10,000	1,111	660
Stephen W. & Marianne E. Garber, JTWROS	50,000	5,555	3,300
Joseph Gatti, Jr.	50,000	5,555	3,300
Generation Capital Associates	600,000	66,666	39,600
Sonia Gluckman	90,000	10,000	5,940
Stephen M. Greenberg	10,000	1,111	660
Amos Hall	10,000	1,111	660
Hart Family Revocable Trust	25,000	2,777	1,650
Mary L. Hart	100,000	11,111	6,600
David and Joan Herskovits, JTWROS	20,000	2,222	1,320
Elsie S. Howard	50,000	5,555	3,300
InSight Productions, L.L.C.	5,000	555	330
Susan Kaplan	50,000	5,555	3,300
Gerald S. Leeseberg	75,000	8,333	4,950
Jeffrey J. Leon	50,000	5,555	3,300
Edgar O. Mandeville	25,000	2,777	1,650
Alexander Michaels	100,000	11,111	6,600
James J. Noonan	50,000	5,555	3,300
One Walton Place, L.L.C.	25,000	2,777	1,650
David A. Rapaport	25,000	2,777	1,650
Sidney & Carol Strickland, JTWROS	50,000	5,555	3,300
The Hart Organization Corp.	120,000	13,333	7,920
Frances N. Veilette	13,000	1,444	858
John L. & Jo Lynn Waller, JTWROS	10,000	1,111	660
Gary W. Williams	12,000	1,333	792
Kenneth F. Zadeck	10,000	1,111	660
Zarum SA	1,000,000	111,111	40,000

Total	8,010,000	889,990	452,948

        The Registrant relied upon the exemption from registration set forth in Section 4(2) of the Securities Act. The Registrant paid I-Bankers Securities, Incorporated and Maxim Group LLC, the private placement agent, placement fees of $480,600 as well as out-of-pocket expenses. The notes are convertible into a total of up to 1,335,000 ordinary shares at the option of the holders upon the closing of this offering, at a conversion ratio equal to the principal amount of the notes divided by an amount equal to ninety per cent (90%) of the initial offering price in this offering (but not less than €4.5114

($6.00) per share). This ratio can change if we issue certain securities at a price per share of less than the initial conversion ratio. Investors who subscribed for the notes prior to October 15, 2004 received warrants to purchase a number of our ordinary shares equal to the product obtained by multiplying the loan principal by 66%, and dividing the result by the lower of €7.519 ($10.00) or the offering price per share of our ordinary shares in this offering (but not less than €4.5114 ($6.00) per share). Investors in the units who subscribed after October 15, 2004 received, as part of each unit, warrants to purchase a number of our ordinary shares equal to the product obtained by multiplying the loan principal by 40%, and dividing the result by the lower of €7.519 ($10.00) or the offering price per share of our ordinary shares in this offering (but not less than €4.5114 ($6.00) per share). The exercise price per share of our ordinary shares underlying these warrants will be equal to hundred ten percent (110%) of the offering price per share of our ordinary shares in this offering (but not less than €4.5114 ($6.00) per share). This exercise price can change if we issue certain securities at a price per share of less than the initial exercise price. The warrants become exercisable upon the closing of this offering and expire four years and three months after the closing of this offering.

Item 8. Exhibits and Financial Statement Schedules

Exhibit	Description

1.1	Underwriting Agreement between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc. dated [ ], 2005.*
1.2	Form of Representatives' Warrant Agreement between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc. dated [ ], 2005.*
1.3	Form of Lock-Up Agreement.*
3(i)	Articles of Association of Gentium S.p.A., formerly known as Pharma Research S.r.l. dated November 11, 1993.
3(ii)	Bylaws of Gentium S.p.A. dated September 30, 2004.
4.1	Form of share certificate.*
4.2.1	Form of Series A senior convertible promissory note.
4.2.2	Form of warrant.
4.2.3
Pledge Agreement between FinSirton S.p.A. (previously known as Finanziaria Sirton S.p.A.) and I-Bankers Securities Inc. as representative of the holders of the Series A senior convertible promissory notes dated October 15, 2004.*
4.2.4	Form of Investors' Rights Agreement between Gentium S.p.A. and holders of the Series A senior convertible promissory notes and warrants dated October 15, 2004.
4.3	Investors' Rights Agreement by and among Gentium S.p.A., Alexandra Global Master Fund Ltd. and Generation Capital Associates made as of January 10, 2005.
4.4	Form of lock-up agreement.*
5.1	Opinion of Orrick, Herrington & Sutcliffe as to the legality of the securities being offered hereby.*
10.1	2004 Equity Incentive Plan.
10.2	2004 Nonstatutory Share Option Plan and Agreement.
10.3	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996.

10.4	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999.
10.5
Deed of Agreement of Assumption of Debts among Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.), Gentium S.p.A. and Banca Nazionale del Lavoro S.p.A. dated February 14, 2003, regarding Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, and Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999.
10.6
Ministry for Universities, Scientific and Technological Research Loan granted to Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., by Sanpaolo Imi S.p.A., dated September 27, 2000.
10.7	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated July 20, 2004.
10.8	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.). and Gentium S.p.A. dated March 2004.
10.9	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated May 2004.
10.10	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated June 2004.
10.11	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated July 2004.
10.12.1	Clinical Trial Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Dana Faber/Partners Cancer Care, Inc. dated December 27, 1999.
10.12.2	Amendment No. 1 to Clinical Trial Agreement between Gentium S.p.A. and Dana Farber/Partners Cancer Care, Inc. dated October 19, 2000.
10.12.3	Amendment No. 2 to Clinical Trial Agreement between Gentium S.p.A. and Dana Farber/Partners Cancer Care, Inc. dated January 28, 2004.
10.13	Trial Agreement between the European Blood and Marrow Transplantation Group and Gentium S.p.A. dated February 26, 2004.
10.14.1	Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000.
10.14.2
Letter from Gentium S.p.A. to Consorzio Mario Negri Sud dated February 23, 2004 extending Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000.
10.15	License and Supply Agreement by and between Gentium S.p.A. and Sigma Tau Industrie Farmaceutiche Riunite S.p.A dated December 7, 2001.
10.16	Umbrella Agreement among Sirton S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.), Gentium S.p.A., Crinos S.p.A. and SFS Stada Financial Services Ltd dated May 17, 2002.
10.17	License Agreement between Crinos S.p.A. and Gentium S.p.A. dated July 15, 2004.

10.18	Purchase Agreement by and among Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.), Gentium S.p.A. and Axcan Pharma Inc. dated October 9, 2002.
10.19	Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated October 9, 2002, regarding the Purchase Agreement with Axcan Pharma Inc.
10.20	License and Supply Agreement between Gentium S.p.A. and Abbott S.p.A. dated June 11, 2002
10.21	Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004.
10.22	Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004.
10.23	Supply Agreement between Gentium S.p.A. and Samil Pharm. Co. Ltd. dated November 11, 2003.
10.24	Active Pharmaceutical Ingredient Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.
10.25	Agreement for the Supply of Services between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2004.
10.26	Agreement for the Supply of Services between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.
10.27	Service Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.
10.28	Lease Agreement between Sirton S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.) and Gentium S.p.A. (formerly known as Pharma Research S.r.L.) dated January 2, 2001.
23.1	Consent of Reconta Ernst & Young S.p.A.
23.2	Consent of Orrick, Herrington & Sutcliffe (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

(b)
Financial Statement Schedules.

        All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 9. Undertakings

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Villa Guardia (Como) Italy, on this 21st day of January, 2005.

GENTIUM S.P.A.
By:	/s/ DR. LAURA FERRO Dr. Laura Ferro President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and/or officers of the Registrant, hereby severally constitute and appoint Dr. Laura Ferro, President and Chief Executive Office, and Cary Grossman, Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to (i) sign for us, in our names and in the capacities indicated below, this Registration Statement on Form F-1 filed with the SEC, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of the Registrant's equity securities, and (ii) file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ DR. LAURA FERRO Dr. Laura Ferro	President, Chief Executive Officer and Director	January 21, 2005
/s/ CARY GROSSMAN Cary Grossman	Executive Vice-President Chief Financial Officer and Authorized Representative	January 21, 2005
/s/ SAURO CARSANA Sauro Carsana	Senior Vice-President, Finance and Administration and Director	January 21, 2005
/s/ GIGLIOLA BERTOGLIO Gigliola Bertoglio	Director	January 21, 2005

INDEX TO EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc. dated [ ], 2005.*
1.2	Form of Representatives' Warrant Agreement between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc. dated [ ], 2005.*
1.3	Form of Lock-Up Agreement.*
3(i)	Articles of Association of Gentium S.p.A., formerly known as Pharma Research S.r.l. dated November 11, 1993.
3(ii)	Bylaws of Gentium S.p.A. dated September 30, 2004.
4.1	Form of share certificate.*
4.2.1	Form of Series A senior convertible promissory note.
4.2.2	Form of warrant.
4.2.3
Pledge Agreement between FinSirton S.p.A. (previously known as Finanziaria Sirton S.p.A.) and I-Bankers Securities Inc. as representative of the holders of the Series A senior convertible promissory notes dated October 15, 2004.*
4.2.4	Form of Investors' Rights Agreement between Gentium S.p.A. and holders of the Series A senior convertible promissory notes and warrants dated October 15, 2004.
4.3	Investors' Rights Agreement by and among Gentium S.p.A., Alexandra Global Master Fund Ltd. and Generation Capital Associates made as of January 10, 2005.
4.4	Form of lock-up agreement.*
5.1	Opinion of Orrick, Herrington & Sutcliffe as to the legality of the securities being offered hereby.*
10.1	2004 Equity Incentive Plan.
10.2	2004 Nonstatutory Share Option Plan and Agreement.
10.3	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996.
10.4	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999.
10.5
Deed of Agreement of Assumption of Debts among Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.), Gentium S.p.A. and Banca Nazionale del Lavoro S.p.A. dated February 14, 2003, regarding Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, and Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999.
10.6
Ministry for Universities, Scientific and Technological Research Loan granted to Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., by Sanpaolo Imi S.p.A., dated September 27, 2000.
10.7	Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated July 20, 2004.
10.8	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.). and Gentium S.p.A. dated March 2004.

10.9	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated May 2004.
10.10	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated June 2004.
10.11	Loan Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated July 2004.
10.12.1	Clinical Trial Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Dana Faber/Partners Cancer Care, Inc. dated December 27, 1999.
10.12.2	Amendment No. 1 to Clinical Trial Agreement between Gentium S.p.A. and Dana Farber/Partners Cancer Care, Inc. dated October 19, 2000.
10.12.3	Amendment No. 2 to Clinical Trial Agreement between Gentium S.p.A. and Dana Farber/Partners Cancer Care, Inc. dated January 28, 2004.
10.13	Trial Agreement between the European Blood and Marrow Transplantation Group and Gentium S.p.A. dated February 26, 2004.
10.14.1	Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000.
10.14.2
Letter from Gentium S.p.A. to Consorzio Mario Negri Sud dated February 23, 2004 extending Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000.
10.15	License and Supply Agreement by and between Gentium S.p.A. and Sigma Tau Industrie Farmaceutiche Riunite S.p.A dated December 7, 2001.
10.16	Umbrella Agreement among Sirton S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.), Gentium S.p.A., Crinos S.p.A. and SFS Stada Financial Services Ltd dated May 17, 2002.
10.17	License Agreement between Crinos S.p.A. and Gentium S.p.A. dated July 15, 2004.
10.18	Purchase Agreement by and among Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.), Gentium S.p.A. and Axcan Pharma Inc. dated October 9, 2002.
10.19	Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated October 9, 2002, regarding the Purchase Agreement with Axcan Pharma Inc.
10.20	License and Supply Agreement between Gentium S.p.A. and Abbott S.p.A. dated June 11, 2002
10.21	Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004.
10.22	Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004.
10.23	Supply Agreement between Gentium S.p.A. and Samil Pharm. Co. Ltd. dated November 11, 2003.
10.24	Active Pharmaceutical Ingredient Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.
10.25	Agreement for the Supply of Services between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2004.
10.26	Agreement for the Supply of Services between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.

10.27	Service Agreement between Sirton S.p.A. (formerly known as Sirton Pharmaceuticals S.p.A.) and Gentium S.p.A. dated January 2, 2004.
10.28	Lease Agreement between Sirton S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.) and Gentium S.p.A. (formerly known as Pharma Research S.r.L.) dated January 2, 2001.
23.1	Consent of Reconta Ernst & Young S.p.A.
23.2	Consent of Orrick, Herrington & Sutcliffe (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.